As filed with the Securities and Exchange Commission on December 19, 2001.
                                              Commission File Nos. 333-70472
                                                                   811-08664

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933                                [   ]

Pre-Effective Amendment No. 1                             [ X ]

Post-Effective Amendment No.                              [   ]

                                     and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 23                                          [ X ]

                      Jackson National Separate Account - I
                           (Exact Name of Registrant)

                     Jackson National Life Insurance Company
                               (Name of Depositor)

                    1 Corporate Way, Lansing, Michigan 48951
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (517) 381-5500

                                Susan Rhee, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                              W. Randolph Thompson
                                 Jorden Burt LLP
                                 Suite 400 East
                           Washington, D.C. 20007-0805

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing. Calculation of Registration Fee under the Securities Act of 1933:

Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

Title of Securities Being Registered: Variable Portion of Individual and Group Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      JACKSON NATIONAL SEPARATE ACCOUNT - I
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

         N-4 Item                                      Caption in Prospectus or
                                                       Statement of Additional
                                                       Information relating to
                                                       each Item


Part A.    Information Required in a Prospectus        Prospectus

1.         Cover Page                                  Cover Page

2.         Definitions                                 Not Applicable

3.         Synopsis                                    Key Facts; Fee Table

4.         Condensed Financial Information             Not Applicable


5.         General Description of Registrant,          Jackson National; The
           Depositor and Portfolio Companies           Separate Account;
                                                       Investment Divisions

6.         Deductions and Expenses                     Contract Charges

7.         General Description of Variable             The Annuity Contract;
           Annuity Contracts                           Purchases; Transfers;
                                                       Access To Your Money;
                                                       Income Payments (The
                                                       Income Phase); Death
                                                       Benefit; Other
                                                       Information

8.         Annuity Period                              Income Payments (The
                                                       Income Phase)

9.         Death Benefit                               Death Benefit

10.        Purchases and Contract Value                Purchases

11.        Redemptions                                 Access To Your Money

12.        Taxes                                       Taxes; Additional Tax
                                                       Information

13.        Legal Proceedings                           Other Information

14.        Table of Contents of the Statement of       Table of Contents of
           Additional Information                      Statement of Additional
                                                       Information

Part B.    Information Required in Statement of        Statement of
           Additional Information                      Additional Information

15.        Cover Page                                  Cover Page

16.        Table of Contents                           Table of Contents

17.        General Information and History             General Information
                                                       and History

18.        Services                                    Services

19.        Purchase of Securities Being Offered        Purchase of Securities
                                                       Being Offered

20.        Underwriters                                Underwriters

21.        Calculation of Performance Data             Calculation of
                                                       Performance

22.        Annuity Payments                            Net Investment
                                                       Factor

23.        Financial Statements                        Financial Statements

Part C.

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

Explanatory Note

This Registration Statement contains 33 Series of the JNL Series Trust and 1 Series of the JNL Variable Fund LLC. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES & EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                PERSPECTIVE II SM

                           FIXED AND VARIABLE ANNUITY
                                    ISSUED BY

                 JACKSON NATIONAL LIFE INSURANCE COMPANY(R) AND

                       JACKSON NATIONAL SEPARATE ACCOUNT I

The CONTRACTS offered in this prospectus are the variable portions of individual and group, flexible premium, fixed and variable deferred annuity contracts, with:

>> 7 FIXED ACCOUNTS, including 4 Guaranteed Fixed Accounts (with guaranteed periods of 1,3,5 and 7 years), 2 DCA+ Fixed Accounts (used for certain dollar cost averaging transfers), and an Indexed Fixed Option (see accompanying brochure - not part of the prospectus), each of which offers a minimum interest rate that is guaranteed by Jackson National Life Insurance Company ("we" or "us");

>> 43 INVESTMENT DIVISIONS of Jackson National Separate Account I (the "Separate Account") each of which purchases shares of one Series of JNL Series Trust or JNL Variable Fund LLC, mutual funds with a full range of investment objectives;

>> A BASE CONTRACT designed to facilitate your RETIREMENT SAVINGS or other long-term investment purposes by permitting you to:

     o accumulate savings for your retirement on a TAX-DEFERRED BASIS during the ACCUMULATION PHASE on a fixed, variable, or fixed and variable basis;

     o receive income payments in the INCOME PHASE on a fixed, variable, or fixed and variable basis;

     o if you die before the income phase, receive a basic DEATH BENEFIT that will never be less than the total premiums (minus withdrawals, charges and taxes) you have paid us; and

     o have significant ACCESS TO YOUR CONTRACT VALUES without incurring a withdrawal charge in the event of certain serious health-related emergencies.

>> A variety of OPTIONAL FEATURES that, for additional charges, give you the flexibility to add additional benefits to your base contract, according to your personal preferences, including:

     o    4 types of OPTIONAL DEATH BENEFITS;

     o 3 types of "CONTRACT ENHANCEMENTS" (under which we credit your contract values with 2%, 3% or 4% of each premium payment you make in the first contract year);

     o a GUARANTEED MINIMUM INCOME BENEFIT (that guarantees a minimum fixed income benefit under certain life contingent options after a period of at least 10 contract years, subject to specific conditions);

     o    a  SHORTENED   WITHDRAWAL  CHARGE  PERIOD  (5  years  instead  of  the
          Contract's usual 7 year period); and

     o a 20% ADDITIONAL FREE WITHDRAWAL FEATURE (that permits you greater access to your contract values without a withdrawal charge).

EXPENSES FOR A CONTRACT WITH A CONTRACT ENHANCEMENT WILL BE HIGHER THAN THOSE FOR A CONTRACT WITHOUT A CONTRACT ENHANCEMENT AND IN SOME CASES THE AMOUNT OF A CONTRACT ENHANCEMENT MAY BE MORE THAN OFFSET BY THOSE EXPENSES.

WE OFFER OTHER VARIABLE ANNUITY PRODUCTS THAT OFFER DIFFERENT PRODUCT FEATURES, BENEFITS AND CHARGES.


PLEASE READ THIS PROSPECTUS BEFORE YOU PURCHASE A CONTRACT. IT CONTAINS IMPORTANT INFORMATION ABOUT THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. YOU SHOULD KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

To learn more  about the  Perspective  II Fixed and  Variable  Annuity,  you can
obtain a free copy of the Statement of Additional Information (SAI) dated __________, 2001, by calling us at (800) 766-4683 or by writing us at: Annuity Service Center, P.O. Box 378002, Denver, Colorado 80237-8002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.

THE SEC HAS NOT APPROVED OR DISAPPROVED THE PERSPECTIVE II FIXED AND VARIABLE ANNUITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE.
--------------------------------------------------------------------------------

       o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value
              o Not a deposit o Not insured by any federal agency

--------------------------------------------------------------------------------


       "JNL(R)", "Jackson National(R)" and "Jackson National Life(R)" are trademarks of Jackson National Life Insurance Company.

                                __________, 2001

                                TABLE OF CONTENTS


KEY FACTS..............................................................1
FEE TABLE..............................................................4
THE ANNUITY CONTRACT..................................................12
JACKSON NATIONAL......................................................12
THE FIXED ACCOUNTS....................................................12
THE SEPARATE ACCOUNT..................................................13
INVESTMENT DIVISIONS..................................................13
CONTRACT CHARGES......................................................20
PURCHASES.............................................................24
TRANSFERS.............................................................26
ACCESS TO YOUR MONEY..................................................27
INCOME PAYMENTS (THE INCOME PHASE)....................................29
DEATH BENEFIT.........................................................32
TAXES.................................................................36
OTHER INFORMATION.....................................................39
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION..............42

APPENDIX A............................................................A-1
APPENDIX B............................................................A-2

                                    KEY FACTS

THE ANNUITY CONTRACT            Your Contract permits you to accumulate your
                                contract values

                                o       on a fixed basis through allocations
                                        to one of our fixed accounts (the "FIXED
                                        ACCOUNTS"),  including four Guaranteed
                                        Fixed  Accounts  (with  guaranteed
                                        periods of 1, 3, 5, or 7 years),  two
                                        DCA+ Fixed  Accounts  (used in
                                        connection  with certain  dollar  cost
                                        averaging  transfers)  and an Indexed
                                        Fixed   Option  (with  a  minimum
                                        guaranteed   return  and additional
                                        possible returns based on the
                                        performance of the S&P 500 Index), or

                                o on a variable basis, by allocations to one or more of the investment divisions of our Separate Account (the
                                        "INVESTMENT  DIVISIONS").  (We  refer
                                        to the Fixed Accounts and the Investment
                                        Divisions together as "ALLOCATION
                                        OPTIONS.")

                                Regardless of which Allocation Option(s) you select, investment earnings on your premiums will be TAX DEFERRED. Your Contract is intended to help you save for your retirement or other long-term investment purposes and provides for a DEATH BENEFIT during the ACCUMULATION PHASE (when you make premium payments to us) and a variety of income options during the INCOME PHASE (when we make income payments to you). We generally will not issue a Contract to anyone over age 90.

--------------------------------------------------------------------------------
OPTIONAL FEATURES               Optional features of your Contract include:
                                o       an EARNINGS PROTECTION BENEFIT
                                        ENDORSEMENT (a form of optional death
                                        benefit that may add up to 40% of your
                                        Contract's earnings to the death benefit otherwise payable at your death);

                                o three types of OPTIONAL DEATH BENEFIT ENDORSEMENTS (you may select only one of these three optional death benefits) that permit you to protect your Contract's minimum death benefit values and/or to protect all or a portion of any investment gains under your Contract from subsequent investment losses;

                                o a CONTRACT ENHANCEMENT ENDORSEMENT (a credit to your contract value from our general account equal to 2%, 3% or 4% of your premium payments in the first contract year);

                                o       a GUARANTEED MINIMUM INCOME BENEFIT
                                        (guarantees a minimum fixed income
                                        benefit under certain life contingent
                                        options after a period of at least 10
                                        contract years, subject to specific
                                        conditions, regardless of the Allocation
                                        Option(s) you select during the
                                        accumulation phase);

                                o       a 20% ADDITIONAL FREE WITHDRAWAL
                                        ENDORSEMENT(permits you to withdraw 20%
                                        of premium (excluding premium in the
                                        Indexed Fixed Option) still subject to a withdrawal charge minus earnings during each contract year without a withdrawal charge); and

                                o       a FIVE-YEAR WITHDRAWAL CHARGE PERIOD
                                        ENDORSEMENT (reduces the withdrawal
                                        charge applicable through the fifth
                                        contribution year and eliminates it
                                        in years six and seven).

                                These optional features may not be available in your state or there may be state variations in the terms of your benefits as reflected in the contract issued in your state.

--------------------------------------------------------------------------------

ALLOCATION OPTIONS              You may not allocate your contract values to
                                more than 18 options (Investment Divisions and Fixed Accounts), at any one time. Each
                                Investment Division invests in a single SERIES
                                (investment portfolio) of an underlying mutual fund.

--------------------------------------------------------------------------------
PURCHASES                       Under most circumstances, you must make an
                                initial premium payment of at least $5,000
                                ($2,000 for a qualified plan contract). You are permitted to make subsequent premium payments at any time during the accumulation phase. Each subsequent payment must be at least $500 ($50 under an automatic payment plan). The Indexed
                                Fixed Option has initial and subsequent
                                allocation minimums of $5000.  The Investment
                                Divisions and Guaranteed Fixed Accounts have initial and subsequent allocation minimums of $100.

--------------------------------------------------------------------------------

ACCESS TO YOUR MONEY            You can withdraw all or a portion of your
                                contract values during the accumulation
                                phase. Withdrawals may be subject to a
                                withdrawal charge and an "EXCESS INTEREST
                                ADJUSTMENT". We may also deduct any withholding taxes imposed from the amount payable or your remaining values under the Contract. You may also have to pay taxes and a tax penalty on money you withdraw.

--------------------------------------------------------------------------------

INCOME PAYMENTS                 You may choose to receive regular income
                                payments from us (most typically, when you retire). During this "INCOME PHASE," you have the same variable allocation options as during the accumulation phase.

--------------------------------------------------------------------------------
DEATH BENEFIT                   If you die before moving to the income phase,
                                the person you have chosen as your BENEFICIARY
                                will receive a death benefit of at least the
                                greater of your contract value on the date we
                                receive proof of death and completed claim forms
                                from your beneficiary or the total premiums you
                                have paid since your Contract was issued minus
                                prior withdrawals (including any applicable
                                charges and adjustments), annual contract
                                maintenance charges, transfer charges, any
                                applicable charges due under any optional
                                endorsement and premium taxes.  If you select
                                the Earnings Protection Benefit Endorsement,
                                the death benefit may be enhanced if there is
                                positive investment performance, and if you
                                select one of the three optional death benefit
                                endorsements, the death benefit may be
                                protected from poor investment performance.
--------------------------------------------------------------------------------
FREE LOOK                       If you cancel your Contract within ten days
                                after receiving it (or any longer period required in your state), we will return to you the amount your Contract is worth on the day we receive your request minus any Contract
                                Enhancement recapture charge. This may be more or less than your original payment. If required by your state, we instead will return your premium.

--------------------------------------------------------------------------------
TAXES Under the Internal Revenue Code you generally will not be taxed on the earnings on your contract value until you make a withdrawal (this is referred to as TAX-DEFERRAL). There are different rules as to how you will be taxed depending on how you take the money out and whether your Contract is non-qualified or purchased as part of a qualified plan. Earnings are taxed as ordinary income when withdrawn and, if withdrawn prior to age 59 1/2, may be subject to a tax penalty.
--------------------------------------------------------------------------------

EXPENSES Your Contract has insurance features and investment features, and there are costs related to each. Each Series has its own expenses. The Contract's charges and Series expenses are described in the following Fee Table:

                                    FEE TABLE

OWNER TRANSACTION EXPENSES
  WITHDRAWAL CHARGE (as a percentage of premium payments):
  Completed Years Since Receipt of Premium1      0       1       2       3       4       5      6       7+
  Withdrawal Charge                              8.5%    8%      7%      6%      5%      4%     2%      0
  Withdrawal Charge if Five-Year
       Period is elected                         8%      7%      6%      4%      2%      0      0       0


  CONTRACT ENHANCEMENT RECAPTURE CHARGE (as a percentage of the corresponding first year premium payments withdrawn if an optional Contract Enhancement is selected)

  Completed Years Since Receipt of      0      1        2         3          4         5          6       7+
  Premium2
  Recapture Charge (2% Credit)         2%     2%      1.25%     1.25%      0.5%        0          0       0
  Recapture Charge (3% Credit)         3%     3%        2%        2%        2%         1%         1%      0
  Recapture Charge (4% Credit)         4%     4%       2.5%      2.5%      2.5%      1.25%      1.25%     0


  TRANSFER CHARGE:  $25 for each transfer in excess of 15 in a contract year3
  ANNUAL CONTRACT MAINTENANCE CHARGE:   $354
  OPTIONAL GUARANTEED MINIMUM INCOME BENEFIT CHARGE ("GMIB"): .40% of GMIB
        Benefit Base5
  COMMUTATION FEE: If you make a total withdrawal from your contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by an amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using a (a) discount rate that is equal to the rate assumed in calculating the initial income payment and (b) discount rate that is no more than 1% higher than (a).

SEPARATE ACCOUNT ANNUAL EXPENSES (as an annual percentage of average daily account value)

         BASE CONTRACT CHARGES
         ---------------------
         MORTALITY AND EXPENSE RISK CHARGES                      1.00%
         ADMINISTRATION CHARGE                                    .15%
                                                                ------
         TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
         (WITH NO OPTIONAL BENEFITS)                             1.15%

1 Withdrawal charges are deducted on the income date if that date is within one year of the issue date, upon partial withdrawals in excess of free withdrawal amounts, and upon total withdrawals.
2 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts and upon total withdrawals.

3 Dollar cost averaging transfers and rebalancing transfers do not count against the 15 free transfers.
4 This charge is only imposed if your contract value is less than $50,000 on the date when the charge is assessed.
5 On a calendar quarter basis, the charge is .10% of the GMIB Benefit Base. This charge is deducted each calendar quarter and upon termination of the GMIB from the Investment Divisions and the Guaranteed Fixed Accounts on a pro-rata basis. When it is deducted from the Investment Divisions, it is not a part of unit value calculations but rather is normally deducted by means of a cancellation of units. The GMIB Benefit Base is an amount equal to the greater of: (1) premiums (net of premium taxes) plus Contract Enhancements, minus annual contract maintenance charges, transfer charges and charges due under any optional endorsement, minus taxes incurred, reduced proportionally by any withdrawals taken in the same proportion that the contract value was reduced on the date of withdrawal, compounded at an annual interest rate of 6% from the issue date until the earlier of the annuitant's 80th birthday or the date the GMIB is exercised or (2) the greatest contract value on any contract anniversary prior to the Annuitant's 81st birthday, plus any premium paid (net of premium taxes) subsequent to that anniversary, minus annual contract maintenance charges, transfer charges and charges due under any optional endorsement subsequent to that contact anniversary minus taxes deducted subsequent to that contract anniversary, reduced proportionally by any withdrawals subsequent to that anniversary taken in the same proportion that the contract value was reduced on the date of withdrawal. The GMIB Benefit Base is limited to 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised), minus any withdrawals (including related charges and excess interest adjustments), minus annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement, and minus taxes incurred since that Contract was issued.

         CHARGES FOR OPTIONAL ENDORSEMENTS

         EARNINGS PROTECTION BENEFIT                               .30%
         OPTIONAL DEATH BENEFIT                                    .25%6
         20% ADDITIONAL FREE WITHDRAWAL                            .30%
         FIVE-YEAR WITHDRAWAL CHARGE PERIOD                        .30%
         CONTRACT ENHANCEMENT (2% CREDIT)                          .40%7
         CONTRACT ENHANCEMENT (3% CREDIT)                          .425%8
         CONTRACT ENHANCEMENT (4% CREDIT)                          .57%8
                                                               -----------
         TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
         (WITH MAXIMUM OPTIONAL ENDORSEMENTS WITHOUT THE GMIB)    2.70%9




SERIES ANNUAL EXPENSES
(as an annual percentage of the Series' average daily net assets)


---------------------------------------------------------------------     MANAGEMENT        ESTIMATED
                                                                              AND         DISTRIBUTION                TOTAL SERIES
SERIES NAME                                                             ADMINISTRATIVE       (12B-1)        OTHER        ANNUAL
                                                                             FEE10           FEES11       EXPENSES      EXPENSES
---------------------------------------------------------------------- ------------------ -------------- ------------ --------------
AIM/JNL Large Cap Growth Series                                             1.10%             .01%12          0%            1.11%
----------------------------------------------------------------------
AIM/JNL Small Cap Growth Series                                             1.15%             .01%12          0%            1.16%
----------------------------------------------------------------------
AIM/JNL Value II Series                                                     1.05%             .01%12          0%            1.06%
----------------------------------------------------------------------

Alger/JNL Growth Series                                                     1.07%              .02%           0%            1.09%
----------------------------------------------------------------------
Alliance Capital/JNL Growth Series                                           .87%              .02%           0%             .89%
----------------------------------------------------------------------
Eagle/JNL Core Equity Series                                                 .97%              .04%           0%            1.01%
----------------------------------------------------------------------
Eagle/JNL SmallCap Equity Series                                            1.05%              .02%           0%            1.07%
----------------------------------------------------------------------
J.P. Morgan/JNL Enhanced S&P 500(R)Stock Index Series                        .90%              .01%           0%             .91%
----------------------------------------------------------------------
Janus/JNL Aggressive Growth Series                                           .98%              .01%           0%             .99%
----------------------------------------------------------------------
Janus/JNL Balanced Series                                                   1.05%              .03%           0%            1.08%
----------------------------------------------------------------------
Janus/JNL Capital Growth Series                                              .99%              .01%           0%            1.00%
----------------------------------------------------------------------
Janus/JNL Global Equities Series 15                                         1.03%              .02%           0%            1.05%
----------------------------------------------------------------------
Lazard/JNL Mid Cap Value Series                                             1.07%              .05%           0%            1.12%
----------------------------------------------------------------------
Lazard/JNL Small Cap Value Series                                           1.15%              .03%           0%            1.18%
----------------------------------------------------------------------
Mellon Capital Management/JNL S&P 500 Index Series                           .60%             .01%12          0%             .61%
----------------------------------------------------------------------
Mellon Capital Management/JNL S&P 400 Mid Cap Index Series                   .60%             .01%12          0%             .61%
----------------------------------------------------------------------
Mellon Capital Management/JNL Small Cap Index Series                         .60%             .01%12          0%             .61%
----------------------------------------------------------------------
Mellon Capital Management/JNL International Index Series                     .65%             .01%12          0%             .66%
----------------------------------------------------------------------
Mellon Capital Management/JNL Bond Index Series                              .60%             .01%12          0%             .61%

----------------------------------------------------------------------
Oppenheimer/JNL Global Growth Series                                        1.05%             .01%12          0%            1.06%
----------------------------------------------------------------------
Oppenheimer/JNL Growth Series                                               1.00%             .01%12          0%            1.01%
----------------------------------------------------------------------
PIMCO/JNL Total Return Bond Series                                           .80%             .01%12          0%             .81%
----------------------------------------------------------------------

PPM America/JNL Balanced Series                                              .82%              .01%12         0%             .83%

----------------------------------------------------------------------
PPM America/JNL High Yield Bond Series                                       .82%             .01%12          0%             .83%
----------------------------------------------------------------------
PPM America/JNL Money Market Series                                          .70%               0%            0%             .70%
----------------------------------------------------------------------
Putnam/JNL Growth Series                                                     .94%              .01%           0%             .95%
----------------------------------------------------------------------
Putnam/JNL International Equity Series                                      1.17%               .05%          0%            1.22%
----------------------------------------------------------------------
Putnam/JNL Midcap Growth Series                                             1.05%              .08%           0%            1.13%
----------------------------------------------------------------------
Putnam/JNL Value Equity Series                                               .96%              .02%           0%             .98%
----------------------------------------------------------------------
Salomon Brothers/JNL Global Bond Series                                      .95%              .01%12         0%             .96%
----------------------------------------------------------------------
Salomon Brothers/JNL U.S. Government & Quality Bond Series                   .80%              .01%12         0%             .81%
----------------------------------------------------------------------

S&P/JNL Conservative Growth Series I13                                       .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Moderate Growth Series I13                                           .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Aggressive Growth Series I13                                         .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Very Aggressive Growth Series I13                                    .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Equity Growth Series I13                                             .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Equity Aggressive Growth Series I13                                  .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Core Index 50 Series13                                               .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Core Index 75 Series13                                               .20%                0%           0%             .20%
----------------------------------------------------------------------
S&P/JNL Core Index 100 Series13                                              .20%                0%           0%             .20%

----------------------------------------------------------------------
T. Rowe Price/JNL Established Growth Series                                  .92%              .02%           0%             .94%
----------------------------------------------------------------------
T. Rowe Price/JNL Mid-Cap Growth Series                                     1.02%              .01%12         0%            1.03%
----------------------------------------------------------------------
T. Rowe Price/JNL Value Series                                              1.00%              .12%           0%            1.12%
----------------------------------------------------------------------
First Trust/JNL The DowSM Target 10 Series14                                 .85%                0%           0%             .85%
----------------------------------------------------------------------



6 Two other optional death benefits (that provide less protection) are available for .15%.
7 This charge is only deducted for the first five contract years.
8 These charges are only deducted for the first seven contract years.
9 The 3% and 4% contract enhancements are not included in the Total Separate Account Annual Expenses (with Maximum Optional Endorsements) because only one Contract Enhancement may be selected and the 2% Credit is presumed to have been selected (along with the Earnings Protection Benefit, 20% additional free withdrawal, five-year withdrawal charge period and the most expensive optional death benefit).


10 Certain Series pay Jackson National Asset Management, LLC, the adviser, an administrative fee for certain services provided to the Series by the adviser. The Oppenheimer/JNL Global Growth Series pays an administrative fees of .15%; the nine S&P/JNL Series do not pay an administrative fee; the other Series pay a
 .10% administrative fee. The Management and Administrative Fee and the Total Series Annual Expenses columns in this table reflect the inclusion of any applicable administrative fee.

11 The Trustees of JNL Series Trust have  adopted a Brokerage  Enhancement  Plan
(the  "Plan")  in  accordance  with  the  provisions  of Rule  12b-1  under  the
Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. The brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan. The 12b-1 fee is only paid to the extent that the commission is recaptured by an affiliated broker-dealer. The distribution fee noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be paid under the Plan to affiliated broker-dealers.
12 We anticipate that the 12b-1 fee will be less than .01%.
13 Underlying Series Expenses. The expenses shown above are the annual operating expenses for the S&P/JNL Series. Because the S&P/JNL Series invest in other Series of the JNL Series Trust, the S&P/JNL Series will indirectly bear their pro rata share of fees and expenses of the underlying Series in addition to the expenses shown.


The total annual operating expenses for each S&P/JNL Series (including both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series) could range from .90% to 1.42% (this range reflects an investment in the Series with the lowest and highest Total Series Annual Expenses). The total annual operating expenses for each S&P/JNL Core Index Series (including both the annual operating expenses for the S&P/JNL Core Index Series and the annual operating expenses for the underlying Series) could range from .90% to 1.42% (this range reflects an investment in the Series with the lowest and highest Total Series Annual Expenses). The table below shows estimated total annual operating expenses for each of the S&P/JNL Series based on the pro rata share of expenses that the S&P/JNL Series would bear if they invested in a hypothetical mix of underlying Series. The adviser believes the expenses shown below to be a likely approximation of the expenses the S&P/JNL Series will incur based on the actual mix of underlying Series. The expenses shown below include both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series. The actual expenses of each S&P/JNL Series will be based on the actual mix of underlying Series in which it invests. The actual expenses may be greater or less than those shown.

         S&P/JNL Conservative Growth Series I...................  0.932%
         S&P/JNL Moderate Growth Series I.......................  0.970%
         S&P/JNL Aggressive Growth Series I.....................  1.011%
         S&P/JNL Very Aggressive Growth Series I................  1.008%
         S&P/JNL Equity Growth Series I.........................  1.010%
         S&P/JNL Equity Aggressive Growth Series I..............  1.018%
         S&P/JNL Core Index 50 Series ..........................  0.815%
         S&P/JNL Core Index 75 Series...........................  0.762%
         S&P/JNL Core Index 100 Series..........................  0.712%



S&P Name. "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. These Series are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Series. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.


14 Dow Jones Name. "Dow Jones", "Dow Jones Industrial AverageSM", "DJIASM" and "The Dow 10SM" are service marks of Dow Jones & Company, Inc. (Dow Jones). Dow Jones has no relationship to the annuity, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the First Trust/JNL The DowSM Target 10 Series. Please see Appendix A for additional information.

15 The JNL/Janus Global Equities Series (the "Series") is not available as an investment option and is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.

Examples. You would pay the following expenses on a $1,000 investment if you select the optional Earnings Protection Benefit Endorsement, the 20% Additional Free Withdrawal Endorsement, the Five-Year Withdrawal Charge Period Endorsement, the most expensive Optional Death Benefit Endorsement, the Guaranteed Minimum Income Benefit and the 2% Contract Enhancement endorsement, assuming a 5% annual return on assets:

     (a) if you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year;

     (b) if you surrender your Contract at the end of each time period.

-------------------------------------------------------------------------------- ------- --------- -------- ---------
SERIES NAME                                                                                TIME PERIODS
                                                                                   1        3         5        10
                                                                                  YEAR    YEARS     YEARS    YEARS
-------------------------------------------------------------------------------- ------- --------- -------- ---------

AIM/JNL Large Cap Growth Division                                       (a)        43      129       218      451
                                                                        (b)       123      189       238      451
AIM/JNL Small Cap Growth Division                                       (a)        43      131       221      455
                                                                        (b)       123      191       241      455
AIM/JNL Value II Division                                               (a)        42      128       216      447
                                                                        (b)       122      188       236      447
Alger/JNL Growth Division                                               (a)        42      129       217      450
                                                                        (b)       122      189       237      450
Alliance Capital/JNL Growth Division                                    (a)        40      123       208      433
                                                                        (b)       120      183       228      433
Eagle/JNL Core Equity Division                                          (a)        42      127       214      443
                                                                        (b)       122      187       234      443
Eagle/JNL SmallCap Equity Division                                      (a)        42      128       217      448
                                                                        (b)       122      188       237      448
J.P. Morgan/JNL Enhanced S&P 500(R)Stock Index Division                 (a)        41      124       209      434
                                                                        (b)       121      184       229      434
Janus/JNL Aggressive Growth Division                                    (a)        41      126       213      441
                                                                        (b)       121      186       233      441
Janus/JNL Balanced Division                                             (a)        42      129       217      449
                                                                        (b)       122      189       237      449
Janus/JNL Capital Growth Division                                       (a)        41      126       213      442
                                                                        (b)       121      186       233      442
Janus/JNL Global Equities Division*                                     (a)        42      128       216      446
                                                                        (b)       122      188       236      446
Lazard/JNL Mid Cap Value Division                                       (a)        43      130       219      452
                                                                        (b)       123      190       239      452
Lazard/JNL Small Cap Value Division                                     (a)        43      131       222      457
                                                                        (b)       123      191       242      457
Mellon Capital Management/JNL S&P 500 Index Division                    (a)        38      115       195      408
                                                                        (b)       118      175       215      408
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division            (a)        38      115       195      408
                                                                        (b)       118      175       215      408
Mellon Capital Management/JNL Small Cap Index Division                  (a)        38      115       195      408
                                                                        (b)       118      175       215      408
Mellon Capital Management/JNL International Index Division              (a)        38      116       197      413
                                                                        (b)       118      176       217      413
Mellon Capital Management/JNL Bond Index Division                       (a)        38      115       195      408
                                                                        (b)       118      175       215      408
Oppenheimer/JNL Global Growth Division                                  (a)        42      128       216      447
                                                                        (b)       122      188       236      447
Oppenheimer/JNL Growth Division                                         (a)        42      127       214      443
                                                                        (b)       122      187       234      443
PIMCO/JNL Total Return Bond Division                                    (a)        40      121       204      426
                                                                        (b)       120      181       224      426
PPM America/JNL Balanced Division                                       (a)        40      121       205      428
                                                                        (b)       120      181       225      428
PPM America/JNL High Yield Bond Division                                (a)        40      121       205      428
                                                                        (b)       120      181       225      428
PPM America/JNL Money Market Division                                   (a)        39      118       199      416
                                                                        (b)       119      178       219      416
Putnam/JNL Growth Division                                              (a)        41      125       211      438
                                                                        (b)       121      185       231      438
Putnam/JNL International Equity Division                                (a)        44      133       223      460
                                                                        (b)       124      193       243      460
Putnam/JNL Midcap Growth Division                                       (a)        43      130       219      453
                                                                        (b)       123      190       239      453
Putnam/JNL Value Equity Division                                        (a)        41      126       212      440
                                                                        (b)       121      186       232      440
Salomon Brothers/JNL Global Bond Division                               (a)        41      125       211      439
                                                                        (b)       121      185       231      439
Salomon Brothers/JNL U.S. Government & Quality Bond Division            (a)        40      121       204      426
                                                                        (b)       120      181       224      426
S&P/JNL Conservative Growth Division I                                  (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Moderate Growth Division I                                      (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Aggressive Growth Division I                                    (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Very Aggressive Growth Division I                               (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Equity Growth Division I                                        (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Equity Aggressive Growth Division I                             (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Core Index 50 Division                                          (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Core Index 75 Division                                          (a)        34      103       175      372
                                                                        (b)       114      163       195      372
S&P/JNL Core Index 100 Division                                         (a)        34      103       175      372
                                                                        (b)       114      163       195      372
T. Rowe Price/JNL Established Growth Division                           (a)        41      125       211      437
                                                                        (b)       121      185       231      437
T. Rowe Price/JNL Mid-Cap Growth Division                               (a)        42      127       215      445
                                                                        (b)       122      187       235      445
T. Rowe Price/JNL Value Division                                        (a)        43      130       219      452
                                                                        (b)       123      190       239      452
First Trust/JNL The DowSM Target 10 Division                            (a)        40      122       206      429
                                                                        (b)       120      182       226      429



* The JNL/Janus Global Equities Series (the "Series") is not available as an investment option and is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series.. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.

Examples. You would pay the following expenses on a $1,000 investment if you do not select any optional endorsements, assuming a 5% annual return on assets:

     (a) if you do not surrender your Contract or if you begin receiving income payments from your contract after the first year;

     (b) if you surrender your Contract at the end of each time period.

                                                                                        TIME PERIODS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
SERIES NAME                                                                       YEAR    YEARS     YEARS    YEARS
-------------------------------------------------------------------------------- ------- --------- -------- ---------

AIM/JNL Large Cap Growth Division                                       (a)       23        71       121      260
                                                                        (b)      108       141       171      260
AIM/JNL Small Cap Growth Division                                       (a)       23        72       124      265
                                                                        (b)      108       142       174      265
AIM/JNL Value II Division                                               (a)       22        69       118      254
                                                                        (b)      107       139       168      254
Alger/JNL Growth Division                                               (a)       23        70       120      257
                                                                        (b)      108       140       170      257
Alliance Capital/JNL Growth Division                                    (a)       21        64       110      237
                                                                        (b)      106       134       160      237
Eagle/JNL Core Equity Division                                          (a)       22        68       116      249
                                                                        (b)      107       138       166      249
Eagle/JNL SmallCap Equity Division                                      (a)       23        69       119      255
                                                                        (b)      108       139       169      255
J.P. Morgan/JNL Enhanced S&P 500(R)Stock Index Division                 (a)       21        65       111      239
                                                                        (b)      106       135       161      239
Janus/JNL Aggressive Growth Division                                    (a)       22        67       115      247
                                                                        (b)      107       137       165      247
Janus/JNL Balanced Division                                             (a)       23        70       119      256
                                                                        (b)      108       140       169      256
Janus/JNL Capital Growth Division                                       (a)       22        67       115      248
                                                                        (b)      107       137       165      248
Janus/JNL Global Equities Division**                                    (a)       22        69       118      254
                                                                        (b)      102       129       138      254
Lazard/JNL Mid Cap Value Division                                       (a)       23        71       122      261
                                                                        (b)      108       141       172      261
Lazard/JNL Small Cap Value Division                                     (a)       24        73       125      267
                                                                        (b)      109       143       175      267
Mellon Capital Management/JNL S&P 500 Index Division                    (a)       18        55        95      207
                                                                        (b)      103       125       145      207
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division            (a)       18        55        95      207
                                                                        (b)      103       125       145      207
Mellon Capital Management/JNL Small Cap Index Division                  (a)       18        55        95      207
                                                                        (b)      103       125       145      207
Mellon Capital Management/JNL International Index Division              (a)       18        57        98      213
                                                                        (b)      103       127       148      213
Mellon Capital Management/JNL Bond Index Division                       (a)       18        55        95      207
                                                                        (b)      103       125       145      207
Oppenheimer/JNL Global Growth Division                                  (a)       22        69       118      254
                                                                        (b)      107       139       168      254
Oppenheimer/JNL Growth Division                                         (a)       22        68       116      249
                                                                        (b)      107       138       166      249
PIMCO/JNL Total Return Bond Division                                    (a)       20        62       106      229
                                                                        (b)      105       132       156      229
PPM America/JNL Balanced Division                                       (a)       20        62       107      231
                                                                        (b)      105       132       157      231
PPM America/JNL High Yield Bond Division                                (a)       20        62       107      231
                                                                        (b)      105       132       157      231
PPM America/JNL Money Market Division                                   (a)       19        58       100      217
                                                                        (b)      104       128       150      217
Putnam/JNL Growth Division                                              (a)       21        66       113      243
                                                                        (b)      106       136       163      243
Putnam/JNL International Equity Division                                (a)       24        74       127      271
                                                                        (b)      109       144       177      271
Putnam/JNL Midcap Growth Division                                       (a)       23        71       122      262
                                                                        (b)      108       141       172      262
Putnam/JNL Value Equity Division                                        (a)       22        67       114      246
                                                                        (b)      107       137       164      246
Salomon Brothers/JNL Global Bond Division                               (a)       21        66       113      244
                                                                        (b)      106       136       163      244
Salomon Brothers/JNL U.S. Government & Quality Bond Division            (a)       20        62       106      229
                                                                        (b)      105       132       156      229
S&P/JNL Conservative Growth Division I                                  (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Moderate Growth Division I                                      (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Aggressive Growth Division I                                    (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Very Aggressive Growth Division I                               (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Equity Growth Division I                                        (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Equity Aggressive Growth Division I                             (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Core Index 50 Division                                          (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Core Index 75 Division                                          (a)       14        43        74      162
                                                                        (b)       99       113       124      162
S&P/JNL Core Index 100 Division                                         (a)       14        43        74      162
                                                                        (b)       99       113       124      162
T. Rowe Price/JNL Established Growth Division                           (a)       21        65       112      242
                                                                        (b)      106       135       162      242
T. Rowe Price/JNL Mid-Cap Growth Division                               (a)       22        68       117      251
                                                                        (b)      107       138       167      251
T. Rowe Price/JNL Value Division                                        (a)       23        71       122      261
                                                                        (b)      108       141       172      261
First Trust/JNL The DowSM Target 10 Division                            (a)       20        63       108      233
                                                                        (b)      105       133       158      233


** The JNL/Janus Global Equities Series (the "Series") is not available as an investment option and is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.

EXPLANATION OF FEE TABLE AND EXAMPLES. The purpose of the Fee Table and Examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the Separate Account and the Series. Premium taxes may also apply.

A withdrawal charge is imposed on income payments which occur within one year of the date the Contract is issued.

THE EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES THAT YOU INCUR MAY BE GREATER OR LESS THAN THOSE SHOWN.

     Financial Statements. No accumulation unit value history is contained in this prospectus because these Contracts have not yet been offered.

     You can find the following financial statements in the SAI:

          o the financial statements of the Separate Account for the year ended December 31, 2000 and

          o the financial statements of Jackson National for the year ended December 31, 2000.

          The Separate Account's financial statements for the year ended December 31, 2000, and the financial statements of Jackson National for the year ended December 31, 2000, have been audited by KPMG LLP, independent accountants. The Separate Account's financial statements relate to other contracts offered through the Separate Account.

                              THE ANNUITY CONTRACT

     Your Contract is a contract between you, the owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit (unless purchased as part of a tax-qualified plan). We will generally not issue a Contract to someone older than 90. Your Contract permits you to accumulate contract value on a tax-deferred basis. You may allocate your contract values to

          o our Guaranteed Fixed Accounts,

          o our Indexed Fixed Option, or to

          o Investment Divisions of the Separate Account that invest in underlying Series.

     Your Contract, like all deferred annuity contracts, has two phases:


          o the ACCUMULATION PHASE, when you make premium payments to us, and


          o the INCOME PHASE, when we make income payments to you.

     As the owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment. An assignment may be a taxable event.

     The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. In those states where Contracts are issued as group contracts, references throughout the prospectus to "Contract(s)" shall also mean "certificate(s)."

     YOU MAY CHOOSE AMONG FIXED AND VARIABLE ALLOCATION OPTIONS IN BOTH THE ACCUMULATION AND INCOME PHASES OF YOUR CONTRACT.

                                JACKSON NATIONAL


     We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).


     We issue the Contracts and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each owner; the number and type of Contracts issued to each owner; and records with respect to the value of each Contract.

     WE ARE A LIFE INSURANCE COMPANY AND ISSUE ANNUITIES AND LIFE INSURANCE CONTRACTS.

                               THE FIXED ACCOUNTS

     Contract value that you allocate to a Fixed Account option will be placed with other assets in our general account. The Fixed Account options are not registered with the SEC, and the SEC does not review the information we provide to you about them.

     Each GUARANTEED FIXED ACCOUNT offers a minimum interest rate that we guarantee for a specified period (currently one, three, five or seven years). We guarantee principal and interest of any contract values while they are allocated to a Guaranteed Fixed Account if amounts allocated to the account are not withdrawn until the end of the chosen duration. The value of a Guaranteed Fixed Account may be reduced by an "EXCESS INTEREST ADJUSTMENT" and a withdrawal charge if you make a withdrawal prior to the end of the Guaranteed Fixed Account period, but will never be less than the premium payments, minus any applicable premium tax and transfers allocated to the Guaranteed Fixed Accounts, minus transfers, withdrawals, and charges from the Guaranteed Fixed Account, accumulated at 3%, minus any withdrawal charges or any tax due. Your Contract contains a more complete description of the Guaranteed Fixed Accounts.

     The DCA+ FIXED ACCOUNTS each offer a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Accounts. From time to time, we will offer special enhanced rates on the DCA+ Fixed Accounts. DCA+ Fixed Accounts are only available for new premiums.

     The INDEXED FIXED OPTION offers an interest rate that is guaranteed to be at least 3% per year, and may be higher based on changes in the S&P 500 Composite Stock Price Index. If you make a withdrawal prior to the end of the specified term, however, the value of your Indexed Fixed Option will be the amount allocated to the Indexed Fixed Option accumulated at 3% per year, less any amounts cancelled or withdrawn for charges, deductions or withdrawals, any tax due, and any withdrawal charges. The Indexed Fixed option is described in your contract and supplementary materials your agent can provide you.

     THE FIXED ACCOUNTS ARE NOT SECURITIES. YOUR ALLOCATIONS TO ANY FIXED ACCOUNT WILL ACCUMULATE AT LEAST AT THE MINIMUM GUARANTEED RATE OF THAT FIXED ACCOUNT.

                              THE SEPARATE ACCOUNT

     We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law. The Separate Account is registered as an investment company with the SEC.

     The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts we may issue.

     The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

                              INVESTMENT DIVISIONS

     You can allocate your contract value to any or all of the Investment Divisions; however, you may not allocate to more than 18 Allocation Options at any one time. Each Investment Division purchases the shares of one underlying Series (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Guaranteed Fixed Accounts. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR MONEY ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate contract values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depends upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

     YOUR ALLOCATIONS TO INVESTMENT DIVISIONS ARE INVESTED IN UNDERLYING SERIES AND WHETHER YOU MAKE OR LOSE MONEY DEPENDS ON THE INVESTMENT PERFORMANCE OF THOSE SERIES.


                 THE SERIES, INVESTMENT OBJECTIVES AND ADVISERS.

==================================== =========================================== ==========================
          NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                       SUB-ADVISER)
==================================== =========================================== ==========================
JNL SERIES TRUST
------------------------------------ ------------------------------------------- --------------------------
AIM/JNL Large Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                     investing in securities of                  Management, LLC (and AIM
                                     large-capitalization companies that are     Capital Management, Inc.)
                                     within the top 50% of the Russell 1000(R)
                                     Index at the time of purchase.
------------------------------------ ------------------------------------------- --------------------------
AIM/JNL Small Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                     normally investing at least 65% of its      Management, LLC (and AIM
                                     total assets in equity securities of U.S.   Capital Management, Inc.)
                                     issuers that have market capitalizations
                                     less than that of the largest company in
                                     the Russell 2000(R)Index.
------------------------------------ ------------------------------------------- --------------------------
AIM/JNL Value II                     Seeks to achieve long-term growth by        Jackson National Asset
                                     investing primarily in equity securities    Management, LLC (and AIM
                                     judged by the Series' investment            Capital Management, Inc.)
                                     sub-adviser to be undervalued relative to
                                     the investment sub-adviser's appraisal of
                                     the current or projected earnings of the
                                     companies issuing the securities relative
                                     to their assets' current market value or
                                     to the equity markets generally.
------------------------------------ ------------------------------------------- --------------------------
Alger/JNL Growth                     Seeks long-term capital appreciation by     Jackson National Asset
                                     investing at least 65% of its total         Management, LLC (and
                                     assets in a diversified portfolio of        Fred Alger Management,
                                     equity securities - common stock,           Inc.)
                                     preferred stock, and securities
                                     convertible into or exchangeable for
                                     common stock - of large companies which
                                     trade on U.S. exchanges or in the U.S.
                                     over-the-counter market.
------------------------------------ ------------------------------------------- --------------------------
Alliance Capital/JNL Growth          Seeks long-term growth of capital by        Jackson National Asset
                                     investing primarily in a diversified        Management, LLC (and
                                     portfolio of common stocks or securities    Alliance Capital
                                     with common stock  characteristics that     Management L.P.)
                                     the sub-adviser believes have the
                                     potential for capital appreciation, which
                                     include securities convertible into or
                                     exchangeable for common stock.
------------------------------------ ------------------------------------------- --------------------------
Eagle/JNL Core Equity                Seeks long-term capital appreciation and,   Jackson National Asset
                                     secondarily, current income by investing    Management, LLC (and
                                     at least 65% of its total assets in a       Eagle Asset Management,
                                     diversified portfolio of common stock of    Inc.)
                                     U.S. companies that meet the criteria for
                                     one of three separate equity strategies:
                                     the growth equity strategy, the value
                                     equity strategy and the equity income
                                     strategy.
------------------------------------ ------------------------------------------- --------------------------
Eagle/JNL SmallCap Equity            Seeks long-term capital appreciation by     Jackson National Asset
                                     investing at least 65% of its total         Management, LLC (and
                                     assets in a diversified portfolio of        Eagle Asset Management,
                                     equity securities of domestic small         Inc.)
                                     capitalization companies, i.e., companies
                                     which, at the time of purchase, typically
                                     have a market capitalization of
                                     approximately $1 billion.
------------------------------------ ------------------------------------------- --------------------------

J.P. Morgan/JNL Enhanced S&P 500     Seeks high total return from a broadly      Jackson National Asset
Stock(R)Index                        diversified portfolio of equity             Management, LLC (and
                                     securities by investing in a diversified    J.P. Morgan Investment
                                     portfolio of large- and                     Management, Inc.)
                                     medium-capitalization U.S. Companies.

------------------------------------ ------------------------------------------- --------------------------
Janus/JNL Aggressive Growth          Seeks long-term growth of capital by        Jackson National Asset
                                     investing primarily in a diversified        Management, LLC (and
                                     portfolio of common stocks of U.S. and      Janus Capital
                                     foreign companies selected for their        Corporation)
                                     growth potential.
------------------------------------ ------------------------------------------- --------------------------
Janus/JNL Balanced                   Seeks long-term capital growth,             Jackson National Asset
                                     consistent with preservation of capital     Management, LLC (and
                                     and balanced by current income normally     Janus Capital
                                     investing 40-60% of its assets in           Corporation)
                                     securities selected primarily for their
                                     growth potential and 40-60% of its assets
                                     in securities selected primarily for
                                     their income potential.
------------------------------------ ------------------------------------------- --------------------------
Janus/JNL Capital Growth             Seeks long-term growth of capital in a      Jackson National Asset
                                     manner consistent with the preservation     Management, LLC (and
                                     of capital through a non-diversified        Janus Capital
                                     portfolio consisting primarily of common    Corporation)
                                     stocks of U.S. and foreign companies
                                     selected for their growth potential and
                                     normally invests at least 50% of its
                                     equity assets in medium-sized companies.
------------------------------------ ------------------------------------------- --------------------------

Janus/JNL Global Equities            Seeks long-term growth of capital in a      Jackson National Asset
                                     manner consistent with the preservation     Management, LLC (and
                                     of capital through a diversified            Janus Capital
                                     portfolio of common stocks of foreign and   Corporation)
                                     domestic issuers selected for their
                                     growth potential.

------------------------------------ ------------------------------------------- --------------------------

Lazard/JNL Mid Cap                   Seeks capital appreciation by investing     Jackson National Asset
Value                                at least 80% of its total assets in a       Management, LLC (and

                                     non-diversified portfolio of                Lazard Asset Management)
                                     equity securities of U.S. companies with
                                     market capitalizations in the
                                     range of companies represented in
                                     the Russell Mid Cap Index and
                                     that the sub-adviser believes are
                                     undervalued based on their return
                                     on equity.
------------------------------------ ------------------------------------------- --------------------------
Lazard/JNL Small Cap                 Seeks capital appreciation by investing     Jackson National Asset
Value                                at least 80% of its total assets in a       Management, LLC (and
                                     non-diversified portfolio of
                                     equity Lazard Asset Management)
                                     securities of U.S. companies with
                                     market capitalizations in the
                                     range of companies represented by
                                     the Russell 2000 Index that the
                                     sub-adviser believes are
                                     undervalued based on their return
                                     on equity.
------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL S&P    Seeks to match the performance of the S&P   Jackson National Asset
500 Index                            500(R) Index to provide long term capital   Management, LLC (and
                                     growth by investing in                      Mellon Capital
                                     large-capitalization company securities.    Management Corporation)

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL S&P    Seeks to match the performance of the S&P   Jackson National Asset
400 Mid Cap Index                    400(R) Index to provide long term capital   Management, LLC (and
                                     growth by investing in equity securities    Mellon Capital
                                     of medium capitalization weighted           Management Corporation)
                                     domestic corporations.

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL        Seeks to match the performance of the       Jackson National Asset
Small Cap Index                      Russell 2000(R) Index to provide long term  Management, LLC (and
                                     growth of capital by investing in equity    Mellon Capital securities
                                     of small to mid-size domestic               Management Corporation)
                                     corporations.

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL        Seeks to match the performance of the       Jackson National Asset
International Index                  Morgan Stanley Capital International        Management, LLC (and
                                     Europe Australiasia Far East Free Index     Mellon Capital
                                     to provide long term capital growth by      Management Corporation)
                                     investing in international equity
                                     securities attempting to match
                                     the characteristics of each
                                     country within the index.

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL Bond   Seeks to match the performance of the       Jackson National Asset
Index                                Lehman Brothers Aggregate Bond  Index to    Management, LLC (and
                                     provide a moderate rate of income by        Mellon Capital
                                     investing in domestic fixed income          Management Corporation)
                                     investments.

------------------------------------ ------------------------------------------- --------------------------
Oppenheimer/JNL Global Growth        Seek capital appreciation by investing      Jackson National Asset
                                     primarily in common stocks of companies     Management, LLC (and
                                     in the U.S. and foreign countries. The      OppenheimerFunds, Inc.)
                                     Series can invest without limit in
                                     foreign securities and can invest in any
                                     country, including countries with
                                     developed or emerging markets.
------------------------------------ ------------------------------------------- --------------------------
Oppenheimer/JNL Growth               Seek capital appreciation by investing      Jackson National Asset
                                     mainly in common stocks of "growth          Management, LLC (and
                                     companies." The Series currently focuses    OppenheimerFunds, Inc.)
                                     on stocks of companies having a large
                                     capitalization (currently more than $12
                                     billion) or mid-capitalization ($2
                                     billion to $12 billion), but this focus
                                     could change over time as well as the
                                     companies the Series considers to be
                                     currently large and mid-capitalization.
------------------------------------ ------------------------------------------- --------------------------
PIMCO/JNL Total Return               Seeks maximum total return, consistent      Jackson National Asset
Bond                                 with the preservation of capital and        Management, LLC (and
                                     prudent investment management, by           Pacific Investment
                                     normally investing at least 65% of its      Management Company LLC)
                                     assets in a diversified portfolio of
                                     investment-grade, fixed-income securities
                                     of U.S. and foreign issuers such as
                                     government, corporate, mortgage- and
                                     other asset-backed securities and cash
                                     equivalents.
------------------------------------ ------------------------------------------- --------------------------
PPM America/JNL Balanced             Seeks reasonable income, long-term          Jackson National Asset
                                     capital growth and preservation of          Management, LLC (and PPM
                                     capital by investing primarily in a         America, Inc.)
                                     diversified portfolio of common stock and
                                     fixed-income securities of U.S.
                                     companies, but may also invest in
                                     securities convertible into
                                     common stocks, deferred debt
                                     obligations and zero coupon
                                     bonds.
------------------------------------ ------------------------------------------- --------------------------
PPM America/JNL High Yield Bond      Seeks to provide a high level of current    Jackson National Asset
                                     income, with capital appreciation as a      Management, LLC (and PPM
                                     secondary investment objective, by          America, Inc.)
                                     investing substantially in a diversified
                                     portfolio of long-term (over 10 years to
                                     maturity) and intermediate-term (3 to 10
                                     years to maturity) fixed-income
                                     securities of U.S. and foreign issuers,
                                     with an emphasis on higher-yielding,
                                     higher-risk, lower-rated or unrated bonds.
------------------------------------ ------------------------------------------- --------------------------
PPM America/JNL Money Market         Seeks a high level of current income as     Jackson National Asset
                                     is consistent with the preservation of      Management, LLC (and PPM
                                     capital and maintenance of liquidity by     America, Inc.)
                                     investing in high quality, short-term money
                                     market instruments.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL Growth                    Seeks long-term capital growth by           Jackson National Asset
                                     investing primarily in a diversified        Management, LLC (and
                                     portfolio of common stock of domestic,      Putnam Investment
                                     large-capitalization companies. However,    Management, Inc.)
                                     the Series may also invest in preferred
                                     stocks, bonds, convertible preferred
                                     stock and convertible debentures if the
                                     sub-adviser believes that they offer the
                                     potential for capital appreciation.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL International Equity      Seeks long-term growth of capital by        Jackson National Asset
                                     investing at least 65% of its total         Management, LLC (and
                                     assets in a diversified portfolio           Putnam Investment
                                     consisting primarily of common stocks of    Management, Inc.)
                                     non-U.S. companies. The Series invests in
                                     foreign securities that the sub-adviser
                                     believes offer significant potential for
                                     long-term appreciation.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL Midcap Growth             Seeks capital appreciation by investing     Jackson National Asset
                                     mainly in common stocks of U.S. companies   Management, LLC (and
                                     with a focus on growth stocks which are     Putnam Investment
                                     stocks whose earnings the sub-adviser       Management, Inc.)
                                     believes are likely to grow faster than
                                     the economy as a whole.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL Value Equity              Seeks capital growth, with income as a      Jackson National Asset
                                     secondary objective, by investing           Management, LLC (and
                                     primarily in a diversified portfolio of     Putnam Investment
                                     equity securities of domestic,              Management, Inc.)
                                     large-capitalization companies. At least
                                     65% of its total assets will be invested,
                                     under normal market conditions, in equity
                                     securities.
------------------------------------ ------------------------------------------- --------------------------
Salomon Brothers/JNL Global Bond     Seeks a high level of current income,       Jackson National Asset
                                     with capital appreciation as a secondary    Management, LLC (and
                                     objective, by investing at least 65% of     Salomon Brothers Asset its
                                     total assets in a globally diverse          Management Inc)
                                     portfolio of fixed-income investments.
------------------------------------ ------------------------------------------- --------------------------
Salomon Brothers/JNL U.S.            Seeks a high level of current income by     Jackson National Asset
Government & Quality Bond            investing at least 65% of its assets in:    Management, LLC (and
                                     (i) U.S. Treasury obligations; (ii)         Salomon Brothers Asset
                                     obligations issued or guaranteed by         Management Inc)
                                     agencies or  instrumentalities of the
                                     U.S.  Government which are backed by
                                     their own credit and may not be backed by
                                     the full faith and credit of the U.S.
                                     Government; and (iii)  mortgage-backed
                                     securities  guaranteed by the Government
                                     National Mortgage Association that are
                                     supported by the full faith and credit of
                                     the U.S. Government.
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Conservative Growth Series   Seeks capital growth and current income     Jackson National Asset
I                                    by investing in a diversified group of      Management, LLC (and
                                     other Series of the Trust that invest in    Standard & Poor's
                                     equity and fixed income securities.         Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL                              Moderate Growth Series I Seeks
                                     capital growth with current
                                     income Jackson National Asset as
                                     a secondary objective by
                                     investing in Management, LLC (and
                                     a diversified group of other
                                     Series of Standard & Poor's the
                                     Trust that invest in equity and
                                     fixed Investment Advisory income
                                     securities. Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Aggressive Growth Series I   Seeks capital growth by investing in a      Jackson National Asset
                                     diversified group of other Series of the    Management, LLC (and
                                     Trust that invest in equity and fixed       Standard & Poor's
                                     income securities.                          Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Very Aggressive Growth       Seeks capital growth by investing in a      Jackson National Asset
Series I                             diversified group of other Series of the    Management, LLC (and
                                     Trust that invest in equity securities.     Standard & Poor's
                                                                                 Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Equity Growth Series I       Seeks capital growth by investing in a      Jackson National Asset
                                     diversified group of other Series of the    Management, LLC (and
                                     Trust that invest primarily in equity       Standard & Poor's
                                     securities.                                 Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Equity Aggressive Growth     Seeks capital growth by investing in a      Jackson National Asset
Series I                             diversified group of other Series of the    Management, LLC (and
                                     Trust that invest primarily in equity       Standard & Poor's
                                     securities.                                 Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------

S&P/JNL Core Index 50                Seeks capital growth and current income     Jackson National Asset
                                     by investing 50% of the series assets in    Management, LLC (and
                                     the index series of the Trust and 50% in    Standard & Poor's
                                     a diversified group of other Series of      Investment Advisory
                                     the Trust that invest in equity and fixed   Services, Inc.)
                                     income securities.

------------------------------------ ------------------------------------------- --------------------------

S&P/JNL Core Index 75                Seeks capital growth and current income     Jackson National Asset
                                     by investing 75% of the series assets in    Management, LLC (and
                                     the index series of the Trust and 25% in    Standard & Poor's
                                     a diversified group of other Series of      Investment Advisory
                                     the Trust that invest in equity and fixed   Services, Inc.)
                                     income securities.

------------------------------------ ------------------------------------------- --------------------------

S&P/JNL Core Index 100               Seeks capital growth and current income     Jackson National Asset
                                     by investing in the index series of the     Management, LLC (and
                                     Trust and the money market series.          Standard & Poor's
                                                                                 Investment Advisory
                                                                                 Services, Inc.)

------------------------------------ ------------------------------------------- --------------------------
T. Rowe Price/JNL Established        Seeks long-term growth of capital and       Jackson National Asset
Growth                               increasing dividend income by investing     Management, LLC (and T.
                                     primarily in a diversified portfolio of     Rowe Price Associates,
                                     common stocks of well-established U.S.      Inc.)
                                     growth companies.
------------------------------------ ------------------------------------------- --------------------------
T. Rowe Price/JNL Mid-Cap Growth     Seeks long-term growth of capital by        Jackson National Asset
                                     normally investing at least 65% of its      Management, LLC (and T.
                                     total assets in a diversified portfolio     Rowe Price Associates,
                                     of common stocks of medium-sized            Inc.)
                                     (mid-cap) U.S. companies which the
                                     sub-adviser expects to grow at a faster
                                     rate than the average company.
------------------------------------ ------------------------------------------- --------------------------
T. Rowe Price/JNL Value              Seeks long-term capital appreciation by     Jackson National Asset
                                     investing  in common stocks believed to     Management, LLC (and T.
                                     be undervalued. Income is a secondary       Rowe Price Associates,
                                     objective.  In taking a value approach to   Inc.)
                                     investment selection, at least 65% of its
                                     total assets will be invested in common
                                     stocks the portfolio manager regards as
                                     undervalued.
------------------------------------ ------------------------------------------- --------------------------
JNL VARIABLE FUND LLC
------------------------------------ ------------------------------------------- --------------------------

First Trust/JNL The DowSM  Target    Seeks a high total return through a         Jackson National Asset
10                                   combination of capital appreciation and     Management, LLC (and
                                     dividend income by investing
                                     First Trust Advisors
                                     approximately equal amounts in
                                     the common L.P.) stock of the ten
                                     companies included in the Dow
                                     Jones Industrial AverageSM which
                                     have the highest dividend yields
                                     on a pre-determined selection
                                     date.


------------------------------------ ------------------------------------------- --------------------------



     The investment objectives and policies of certain of the Series are similar to the investment objectives and policies of other mutual funds that the Series' investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Series may be higher or lower than the result of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers. The Series described are available only through variable annuity contracts issued by Jackson National. They are NOT offered or made available to the general public directly.


     A Series' performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Series with a small asset base. A Series may not experience similar performance as its assets grow.

     You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing. Additional Series and Investment Divisions may be available in the future.

     VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other owners about how to vote our shares of a Series when there is a vote of shareholders of a Series. We will vote all the shares we own in proportion to those instructions from owners.


     SUBSTITUTION. We reserve the right to substitute a different Series or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.


                                CONTRACT CHARGES

     There are charges associated with your Contract that reduce your Contract's investment returns. These charges may be a lesser amount where required by state law or as described below, but will not be increased. These charges (and certain other expenses) are as follows:


     MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for mortality and expense risk charges. On an annual basis, these charges equal 1.00% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Accounts.

     This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:


          o to make income payments for the life of the annuitant during the income phase;


          o to waive the  withdrawal  charge in the event of the owner's  death;
          and


          o to provide both basic and optional death benefits prior to the income date.


          Our expense risks under the Contracts, include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the contract maintenance charge. Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Terminal Illness Benefit, the Specified Conditions Benefit and the Extended Care Benefit.


          YOUR CONTRACT'S CHARGES COMPENSATE US FOR OUR EXPENSES OF SELLING AND ADMINISTERING YOUR CONTRACT AND FOR THE SERVICES AND BENEFITS WE PROVIDE AND THE MORTALITY AND EXPENSE RISKS WE ASSUME UNDER THE CONTRACTS.


          CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $35 ($30 in Washington) annual contract maintenance charge on each anniversary of the ISSUE DATE (the date your Contract was issued). We will also deduct the contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.


          ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed
          Accounts. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

          TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a contract year. This charge is deducted from the amount that is transferred prior to the allocation to the new contract option. We waive the transfer charge in connection with dollar cost averaging or rebalancing transfers and we may charge a lesser fee where required by state law.


          WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that contract value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

               o PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least seven (five for the five-year withdrawal option) years without being withdrawn), plus

               o EARNINGS (excess of your contract value allocated to the Investment Divisions and the Guaranteed Fixed Accounts over your remaining premiums allocated to those accounts)

               o during each contract year 10% (20% if you have elected the 20% Additional Free Withdrawal endorsement) of PREMIUM (excluding premium in the Indexed Fixed Option) that remains subject to withdrawal charges and has not been previously withdrawn (this can be withdrawn at once or in segments throughout the contract year), minus earnings.


          WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

               o Withdrawals in excess of the free withdrawal amounts, or

               o amounts withdrawn in a total withdrawal, or

               o amounts applied to income payments on an income date that is within one year of the issue date.

     The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Five Year Withdrawal Period endorsement and how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

            WITHDRAWAL CHARGE (as a percentage of premium payments):

     Completed Years
     since Receipt of
     Premium                0       1      2      3      4      5      6     7+

     Withdrawal Charge     8.5%    8%     7%     6%     5%     4%     2%      0

     Withdrawal Charge
     if Five-Year
     Period is Elected      8%     7%     6%     4%     2%      0      0      0


     For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

     Amounts allocated to an Indexed Fixed Option are not subject to this withdrawal charge. The withdrawal charge applicable to amounts held in that option is described in the supplementary materials and your Contract.

     Note: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

     We do not assess the withdrawal charge on any amounts paid out as:

          o income payments (but the withdrawal charge is deducted at the income date if income payments are commenced in the first contract year);

          o death benefits;

          o withdrawals   necessary   to  satisfy  the  minimum   distribution
          requirements of the Internal Revenue Code;

          o if permitted by your state, withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or


          o if permitted by your state, withdrawals of up to 25% of your contract value from the Separate Account or the Fixed Account (excluding amounts in the Indexed Fixed Option) (12 1/2% for each of two joint owners) if you incur certain serious medical conditions specified in your Contract.


     We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are: the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National or any of our affiliates.

     o WITHDRAWAL CHARGES APPLY TO PARTIAL WITHDRAWALS IN EXCESS OF FREE WITHDRAWAL AMOUNTS AND TO ANY TOTAL WITHDRAWAL.

     o FREE WITHDRAWALS DO NOT REDUCE THE TOTAL WITHDRAWAL CHARGES APPLICABLE TO A TOTAL WITHDRAWAL.

     o WITHDRAWAL CHARGES ALSO APPLY AT THE IN-COME DATE IF IT IS WITHIN ONE YEAR OF YOUR ISSUE DATE.



     EARNINGS PROTECTION BENEFIT CHARGE. If you select the Earnings Protection Benefit Endorsement, you will pay us a charge that equals 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

     CONTRACT ENHANCEMENT CHARGE. If you select one of the Contract Enhancements, then for a period of seven contract years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Guaranteed Fixed Accounts by reducing credited rates (but not below 3%, assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depends upon which of the Contract Enhancements you select:


     Contract Enhancement             2%         3%       4%

     Charge (on an annual basis)     0.40%     0.425%    0.57%

     CHARGES FOR BENEFITS PROVIDED IN OPTIONAL ENDORSEMENTS ONLY APPLY IF YOU ELECT THOSE ENDORSEMENTS.


     CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year payments. The amounts of these charges are as follows:

     CONTRACT ENHANCEMENT RECAPTURE CHARGE (as a percentage of the corresponding first year premium payment withdrawn if an optional Contract Enhancement is selected)

        Completed Years Since Receipt of     0    1      2      3       4       5       6     7+

        Premium16

        Recapture Charge (2% Credit)         2%   2%   1.25%  1.25%   0.5%      0       0     0
        Recapture Charge (3% Credit)         3%   3%      2%     2%     2%      1%      1%    0
        Recapture Charge (4% Credit)         4%   4%    2.5%   2.5%   2.5%   1.25%   1.25%    0


     We do not assess the recapture charge on any amounts paid out as:

          o death benefits;


          o withdrawals taken under the additional free withdrawal provision;


          o   withdrawals   necessary   to  satisfy  the  minimum   distribution
          requirements of the Internal Revenue Code;


          o if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account or from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

          o if permitted by your state, additional withdrawals of up to 25% of your contract value from the Separate Account or the Fixed Accounts (excluding amounts in the Indexed Fixed Option) (12 1/2% for each of two joint owners) if you incur a certain serious medical conditions specified in your Contract.


16 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts, upon total withdrawals and if your contact is returned during the free look period.


     GUARANTEED MINIMUM INCOME BENEFIT CHARGE. If you select the Guaranteed Minimum Income Benefit, on a calendar quarter basis, you will pay .10% of the Guaranteed Minimum Income Benefit (GMIB) Benefit Base. This charge is deducted from the contract value (1) at the end of each calendar quarter and (2) upon termination of the GMIB on a pro-rata basis using the GMIB Benefit Base as of the date of termination and the number of days since the last deduction. The first GMIB charge will be deducted on a pro rata basis from the issue date to the end of the first calendar quarter after the issue date. The GMIB Benefit Base is explained in note 5 to the Fee Table above and again on page 27 below.

     OPTIONAL DEATH BENEFIT CHARGES. If you select one of the three optional death benefits available under your Contract, you will pay 0.15% or 0.25% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions, depending on which of the three death benefit options you select. We stop deducting this charge on the income date.

     FIVE-YEAR WITHDRAWAL CHARGE PERIOD. If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

     20% ADDITIONAL FREE WITHDRAWAL CHARGE. If you select the optional feature that permits you to withdraw up to 20% of premiums (excluding premiums allocated to the Indexed Fixed Option) that are still subject to a withdrawal charge minus earnings during a contract year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

     COMMUTATION FEE. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

          o (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

          o (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

     OTHER EXPENSES. We pay the operating expenses of the Separate Account. There are deductions from and expenses paid out of the assets of the Series. These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC.

     PREMIUM TAXES. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your contract values for them. Premium taxes generally range from 0% to 4% depending on the state.


     INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of an Investment Division. No federal income taxes are applicable under present law and we are not presently making any such deduction.


     IF YOUR STATE OR THE FEDERAL GOVERNMENT TAX US BECAUSE OF YOUR CONTRACT, WE CHARGE YOU FOR THOSE TAXES.

     DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors, Inc., located at 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401, serves as the distributor of the Contracts. Jackson National Life Distributors, Inc. is a wholly-owned subsidiary of Jackson National.

     Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. We may also pay commissions on the income date. Under certain circumstances, we may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. We are affiliated with the following broker-dealers:

          o National Planning Corporation,

          o SII Investments, Inc.,

          o IFC Holdings, Inc. D/B/A Invest Financial Corporation and

          o Investment Centers of America, Inc.

     WE PAY BROKERS COMMISSIONS FOR SELLING CONTRACTS.


                                    PURCHASES

     MINIMUM INITIAL PREMIUM:

          o $5,000 under most circumstances.

          o $2,000 for a qualified plan Contract.

     MINIMUM ADDITIONAL PREMIUMS:

          o $500 for a qualified or non-qualified plan.

          o $50 for an automatic payment plan.

          o You can pay additional premiums at any time during the accumulation phase.


     These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce contract values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. The minimum you may allocate to a Guaranteed Fixed Account or Investment Division is $100. There is a $100 minimum balance requirement for each Guaranteed Fixed Account and Investment Division. The Indexed Fixed Option has initial and subsequent allocation minimums of $5000.


     MAXIMUM PREMIUMS:

          o The maximum aggregate premiums you may make without our prior approval is $1 million.

     ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Allocation Options. Each allocation must be a whole percentage between 0% and 100%. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules.

     Although more than 18 Investment Divisions are available under your Contract, you may not allocate your contract values among more than 18 Allocation Options at any one time.

     We will issue your Contract and allocate your first premium within two BUSINESS DAYS (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will either return your money or get your permission to keep it until we receive all of the required information.

     Each business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

     YOU MAY SELECT NO MORE THAN 18 OF THE INVESTMENT DIVISIONS PLUS THE FIXED ACCOUNTS AT ANY ONE TIME.


     OPTIONAL CONTRACT ENHANCEMENTS. If you elect one of our optional Contract Enhancement endorsements, then at the end of any business day in the first contract year when we receive a premium payment, we will credit your contract values with an additional 2%, 3% or 4% of your payment, depending upon which Contract Enhancement you have selected. THE 2% CONTRACT
     ENHANCEMENT IS THE ONLY CONTRACT ENHANCEMENT THAT IS AVAILABLE IF YOU SELECT EITHER THE 20% ADDITIONAL FREE WITHDRAWAL OPTION OR THE FIVE-YEAR WITHDRAWAL OPTION. There is a charge that is assessed against the Investment Divisions and the Guaranteed Fixed Accounts for the Contract Enhancements whose amount depends upon which Contract Enhancement you elect. Allocations to the Indexed Fixed Option are not permitted in the first seven years (five years for the 2% Contract Enhancement). We will also impose a Contract Enhancement recapture charge if you


          o make withdrawals in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected),

          o elect to receive payment under an income option, or

          o return your Contract during the Free Look period.

     The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health related emergencies, withdrawals of earnings, withdrawals in accordance with an additional free withdrawal or to satisfy minimum distribution requirements of the Internal Revenue Code. We expect to make a profit on these charges for the Contract Enhancements. Please see Appendix B for examples.

     Your contract value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.


     Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Guaranteed Fixed Accounts, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven contract years (five for the 2% Contract Enhancement), the Contract Enhancement and the earnings, if any, on such amounts for the first seven contract years (five for the 2% Contract Enhancement). As a result, the aggregate charges assessed will be higher than those that would be charged if you did not elect a Contract Enhancement. Accordingly, it is possible that upon surrender, particularly in a declining market, you will receive less money back than you would have if you had not elected a Contract Enhancement. We will impose a Contract Enhancement recapture charge if you make withdrawals in the first seven years (five years for the 2% Contract Enhancement) after a first year premium payment. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

     If you elect the Contract Enhancement and then make more than relatively small premium payments during contract years two through seven (five for the 2% Contract Enhancement), you would likely have lower account values than if you had not elected the Contract Enhancement. If you make premium payments only in the first contract year, and do not make a withdrawal during the first seven (five for the 2% Contract Enhancement) years, however, it takes only a 1.20%, 1.00% and 2.05% or better rate of return for the 2%, 3% and 4% Contract Enhancements, respectively, for you to be better off having elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to hold their contracts for at least seven years (five years for the 2% Contract Enhancement) and who expect to make substantially all of their premium payments in the first contract year or after the seventh contract year (fifth for the 2% Contract Enhancement).

     OPTIONAL CONTRACT ENHANCEMENTS ARE MOST SUITABLE IF YOU INTEND TO MAKE ONLY YOUR INITIAL PREMIUM PAYMENT.



     CAPITAL PROTECTION PROGRAM. If you select our Capital Protection program, we will allocate enough of your premium to the Guaranteed Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Guaranteed Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium.

     For an example of Capital Protection, assume you made a premium payment of $10,000 when the interest rate for the seven-year guaranteed period was 6.75% per year. We would allocate $6,331 to that guarantee period because $6,331 would increase at that interest rate to $10,000 after seven years. The remaining $3,669 of the payment would be allocated to the Investment Division(s) you selected.

     ACCUMULATION UNITS. Your contract value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "accumulation unit." During the income phase we use a measure called an "annuity unit."

     Every business day, we determine the value of an accumulation unit for each of the Investment Divisions by:

          o determining the total amount of assets held in the particular Investment Division;

          o subtracting any charges and taxes chargeable under the Contract; and
          o dividing this amount by the number of outstanding accumulation units.


     The value of an accumulation unit may go up or down from day to day and may be different for different charges.

     When you make a premium payment, we credit your Contract with accumulation units. The number of accumulation units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the accumulation unit for that Investment Division.

     THE VALUE OF YOUR ALLOCATIONS TO INVESTMENT DIVISIONS IS MEASURED IN "ACCUMULATION UNITS."


                                    TRANSFERS

     You may transfer your contract value among the Investment Divisions at any time, but transfers between a Fixed Account option and an Investment Division must occur prior to the income date. Transfers from the Fixed Account will be subject to any applicable excess interest adjustment, and transfers from the Indexed Fixed Option are not permitted until the end of the Indexed Fixed Option period. You can make 15 transfers every contract year during the accumulation phase without charge.

     A transfer will be effective as of the end of the business day when we receive your transfer request in good order, subject to guidelines related to transfers in and out of the Indexed Fixed Option as described in the Contract and the supplementary materials.

     YOU MAY MAKE UP TO 15 FREE TRANSFERS PER CONTRACT YEAR.

     RESTRICTIONS ON TRANSFERS. To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers may be modified if we determine that the exercise by one or more Contract owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the Investment Divisions, and could include, but are not limited to:

          o requiring a minimum time period between each transfer;

          o limiting transfer requests from an agent acting on behalf of one or more Contract owners or under a power of attorney on behalf of one or more Contract owners; or

          o limiting the dollar amount that you may transfer at any one time.

     WE RESERVE THE RIGHT TO MODIFY YOUR TRANSFER RIGHTS IF WE BELIEVE IT IS NECESSARY TO PREVENT DISADVANTAGE TO OTHER OWNERS.


                       TELEPHONE AND INTERNET TRANSACTIONS

          THE BASICS
          You can request certain transactions by telephone or at www.jnl.com, our Internet Web site. Our Customer Service representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone or through our Internet Web site. For Internet transactions, this will include a Personal Identification Number (PIN). You may establish or change your PIN at www.jnl.com.

     WHAT YOU CAN DO AND HOW
     You may make transfers by telephone or through the Internet unless you elect not to have this privilege. Any authorization you provide to us in an application, at our Web site, or through other means will authorize us to accept transaction instructions, including fund transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us at the Service Center number referenced in your Contract or on your quarterly statement.

     WHAT YOU CAN DO AND WHEN

     When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's accumulation unit value for an Investment Division.

     Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day. Otherwise the instructions will be carried out the next business day. We will retain permanent records of all Web-based transactions by confirmation number. If you do not receive an electronic acknowledgement, you should telephone our Service Center immediately.

     HOW TO CANCEL A TRANSACTION

     Telephone or Internet transfer requests may currently only be cancelled by calling the Service Center before the close of the New York Stock Exchange on the day the transaction will be processed.

     OUR PROCEDURES

     Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine. Our procedures include requesting identifying information and tape-recording telephone communications. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.


     We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.

     YOU MAY TRANSFER YOUR CONTRACT VALUES AMONG ALLOCATION OPTIONS BY TELEPHONE OR VIA THE INTERNET, BUT WITHDRAWAL REQUESTS AND INCOME PAYMENT ELECTIONS MUST BE IN WRITING.

     ACCESS TO YOUR MONEY

     You can have access to the money in your Contract:

          o by making either a partial or complete withdrawal, or
          o by electing to receive income payments.

     Your beneficiary can have access to the money in your Contract when a death benefit is paid.

     When you make a complete withdrawal you will receive the value of your Contract on the day you make the withdrawal, minus any applicable tax, contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment.

     Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse Contract owner monies.

     Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the Guaranteed Fixed Account or Investment Division from which you are making the withdrawal. After your withdrawal, you must have at least $100 left in the Guaranteed Fixed Account or Investment Division. Amounts may not be withdrawn from an Indexed Fixed Option until all other amounts under the Contract have been withdrawn.

     INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. SEE "TAXES."

     WITHDRAWALS MAY BE TAXED, INCLUDING A POSSIBLE PENALTY TAX IF YOU ARE UNDER AGE 59 1/2.


     WAIVER OF WITHDRAWAL CHARGES FOR CERTAIN EMERGENCIES. We will waive the withdrawal charge (withdrawals from the Investment Divisions and the Guaranteed Fixed Account), but not any excess interest adjustment that would otherwise apply in certain circumstances by providing you, at no charge, the following:


          o TERMINAL ILLNESS BENEFIT, under which we will waive any withdrawal charges on amounts of up to $250,000 of your contract value from the Separate Account and from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) that you withdraw after providing us with a physician's statement that you have been diagnosed with an illness that will result in your death within 12 months;

          o SPECIFIED CONDITIONS BENEFIT, under which you may make a one-time withdrawal of up to 25% (for joint owners, this benefit applies to each of them for 12 1/2%) of your contract value from the Separate Account and from the Fixed Accounts (excluding amounts in the Indexed Fixed Option) with no withdrawal charge after having provided us with a physician's statement that you have been diagnosed with one of the following conditions:

               o Heart attack
               o Stroke
               o Coronary artery surgery
               o Life threatening cancer
               o Renal failure or
               o Alzheimer's disease; and


          o EXTENDED CARE BENEFIT, under which we will waive any withdrawal charges on amounts of up to $250,000 of your contract value from the Separate Account and from the Fixed Account (excluding amounts in the Indexed Fixed Option) that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.

     YOU MAY EXERCISE THESE BENEFITS ONCE UNDER YOUR CONTRACT.

     WE WILL WAIVE WITHDRAWAL CHARGES IN SEVERAL SITUATIONS WHERE YOU NEED MONEY FOR HEALTH CARE.


     OPTIONAL FIVE-YEAR WITHDRAWAL CHARGE PERIOD. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 8%, 7%, 6%, 4% and 2% respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.30% of average daily net asset value of your allocations to the Investment Divisions. You may NOT elect this option if you elect the 3% or 4% Contract Enhancement endorsement.

     20% ADDITIONAL FREE WITHDRAWAL. If you elect the 20% Additional Free Withdrawal endorsement, you may withdraw an additional 20% of premiums that are no longer subject to a withdrawal charge (excluding premiums allocated to the Indexed Fixed Option), minus earnings, during a contract year without a withdrawal charge and you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. You may NOT elect this option if you elect the 3% or 4% Contract Enhancement endorsement. This endorsement will replace the 10% Additional Free Withdrawal.


     SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You will have to pay taxes on money you receive. You may be subject to a withdrawal charge and an excess interest adjustment.

     SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

          o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

          o under applicable SEC rules, trading on the New York Stock Exchange is restricted;

          o under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,

          o the SEC, by order, may permit for the protection of owners.

     We have reserved the right to defer payment for a withdrawal or transfer from the Guaranteed Fixed Accounts and the Indexed Fixed Option for the period permitted by law, but not more than six months.

                       INCOME PAYMENTS (THE INCOME PHASE)

     The income phase of your Contract occurs when you begin receiving regular income payments from us. The INCOME DATE is the day those payments begin. Once income payments begin, the contract cannot be returned to the accumulation phase. You can choose the income date and an income option. The income options are described below.


     If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

     You can change the income date or income option at any time before the income date, but changes of the income date may only be to a later date. You must give us written notice at least seven days before the scheduled income date. Income payments must begin by your 90th birthday under a non-qualified Contract or the calendar year in which you attain age 70 1/2 under a traditional Individual Retirement Annuity. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

     At the income date, you can choose to receive fixed payments or variable payments based on the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the Allocation Options that were in place on the income date.

     You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

     IN YOUR CONTRACT'S INCOME PHASE, WE MAKE REGULAR PAYMENTS TO YOU.


     VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

          o the amount of your contract value you allocate to the Investment Division(s) on the income date;

          o the amount of any applicable premium taxes, recapture charges or withdrawal charges deducted from your contract value on the income date;

          o which income option you select; and

          o the investment factors listed in your Contract that translate the amount of your contract value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of annuity units of the Investment Division(s) you select credited to your Contract.

     The investment factors in your Contract are calculated based upon a variety of factors, including an assumed investment rate of 3% for Option 4 or 4.5% for Options 1-3 and, if you select an income option with a life contingency, the age and gender of the annuitant.

     We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of annuity units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.

     THE AMOUNT OF YOUR INCOME PAYMENTS CAN BE GUARANTEED OR CAN VARY BASED ON THE PERFORMANCE OF THE INVESTMENT DIVISIONS YOU SELECT.

     INCOME OPTIONS. The annuitant is the person whose life we look to when we make income payments (each description assumes that you are the owner and annuitant). The following income options may not be available in all states.

          OPTION 1 - Life Income. This income option provides monthly payments for your life.

          OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

          OPTION 3 - Life Annuity With at least 120 or 240 Monthly Payments. This income option provides monthly payments for the annuitant's life, but with payments continuing to the beneficiary for the remainder of 10 or 20 years (as you select) if the annuitant dies before the end of the selected period. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

          OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

          ADDITIONAL OPTIONS - We may make other income options available.

     GUARANTEED MINIMUM INCOME BENEFIT. The optional Guaranteed Minimum Income Benefit ("GMIB") endorsement guarantees a minimum fixed income benefit (under certain life contingent options) after a period of at least 10 contract years, subject to specific conditions, regardless of the Allocation Option(s) you select during the accumulation phase. This benefit is only available if

          o you elect it prior to your Contract's issue date;

          o the annuitant is not older than age 75 on the issue date; and

          o you exercise it on or within 30 calendar days of your 10th, or any subsequent contract anniversary, but in no event later than the contract anniversary immediately following the annuitant's 85th birthday.

     The GMIB will terminate and will not be payable at the earliest of:

          o the income date;

          o the 31st calendar day following the contract anniversary immediately after the annuitant's 85th birthday;

          o the date you make a total withdrawal from the Contract;

          o upon your death (unless your spouse is your beneficiary, elects to continue the Contract and is eligible for this benefit); or

          o if the owner is not a natural person, upon the death of the annuitant.


     THE OPTIONAL GMIB LETS YOU PLAN YOUR RETIREMENT WITH GREATER CERTAINTY ABOUT THE MINI-MUM AMOUNTS THAT WILL BE AVAILABLE AS FIXED INCOME PAYMENTS ON AN EXERCISE DATE AT LEAST 10 YEARS AFTER THE ISSUE DATE. READ CAREFULLY THE AGE AND TIMING RESTRICTIONS ON ISSUANCE AND EXERCISE OF THE GMIB.


     You have the option of taking the GMIB instead of the other income options described above. Your monthly income option payments will be calculated by applying the "GMIB Benefit Base" (described below) to the annuity rates in the table of guaranteed purchase rates attached to the GMIB endorsement. The only type of income payments available under the GMIB are fixed annuity income payments (available options are listed in the endorsement). The GMIB may not be appropriate for Owners who will be subject to any minimum distribution requirements under an IRA or other qualified plan prior to the expiration of 10 contract years. Please consult a tax advisor on this and other matters of selecting income options.


     Both the amount of the GMIB and the quarterly charge for the GMIB (described above in the Charges section) are based upon an amount called the "GMIB BENEFIT BASE." The GMIB Benefit Base is the GREATER OF (a) OR
     (b), WHERE (a) IS:

          o all premiums you have paid (net of any  applicable  premium  taxes);
          plus

          o any Contract Enhancements credited on or before the business day the GMIB Benefit Base is being calculated; minus

          o an adjustment  (described below) for any withdrawals  (including any
          applicable   charges  and  excess   interest   adjustments   to  those
          withdrawals); minus


          o annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement; and minus

          o any taxes incurred, or chargeable under the Contract;


     compounded at an annual interest rate of 6% from the date your Contract was issued until the earlier of the annuitant's 80th birthday or the date the GMIB is exercised;

     AND (b) IS:

          o the greatest contract value on any contract anniversary prior to the annuitant's 81st birthday; minus

          o an adjustment (described below) for any withdrawals after that contract anniversary (including any applicable charges and excess interest adjustments for those withdrawals); plus

          o any premiums paid (net of any applicable premium taxes) after that contract anniversary; minus

          o any annual contract maintenance charge, transfer charge, and any applicable charges due under any optional endorsement deducted after that contract anniversary; and minus

          o any taxes deducted after that contract anniversary.


     All adjustments to the GMIB Benefit Base will be deemed to occur at the time of the withdrawal, premium payment, or the deduction of the specified charges or taxes chargeable under the Contract. Adjustments for withdrawals (including related charges and excess interest adjustments) will reduce the GMIB Benefit Base in the same proportion that contract value was reduced on the date of that withdrawal.


     The GMIB Benefit Base will never exceed:

          o 200% of premiums paid (net of any applicable premium taxes and excluding premiums paid in the 12 months prior to the date the GMIB is exercised); minus

          o any withdrawals (including related charges and excess interest adjustments); minus

          o annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement; and minus

          o taxes incurred since that Contract was issued.


     If you are the annuitant under your Contract and your spouse continues the Contract after your death, your spouse will become the annuitant and will continue to be eligible for the GMIB as long as he or she would have been eligible as an annuitant when your Contract was issued and is age 84 or younger. If your spouse doesn't satisfy those criteria, then the GMIB will terminate and the charge for the GMIB discontinued. Similarly, if an owner who is a natural person is not the annuitant and the annuitant dies, you (the owner) may select a new annuitant (who must be a person eligible to be an annuitant on the issue date and is age 84 or younger). If the new annuitant in that situation does not satisfy those criteria then the GMIB will terminate and the GMIB charge discontinued. In the event of joint annuitants, the age of the youngest annuitant will be used for all these determinations.

     Among other requirements applicable to contracts issued to non-natural owners, the use of multiple contracts by related entities to avoid maximum premium limits is not permitted.

     WE MAY INSTITUTE ADDITIONAL UNDERWRITING REQUIREMENTS FOR CONTRACTS ISSUED TO NON-NATURAL OWNERS WHO SELECT THE GMIB.

     THE OPTIONAL GMIB LETS YOU PLAN YOUR RETIREMENT WITH GREATER CERTAINTY ABOUT THE MINI-MUM AMOUNTS THAT WILL BE AVAILABLE AS FIXED INCOME PAYMENTS ON AN EXERCISE DATE AT LEAST 10 YEARS AFTER THE ISSUE DATE. READ CAREFULLY THE AGE AND TIMING RESTRICTIONS ON ISSUANCE AND EXERCISE OF THE GMIB.



     DEATH BENEFIT

     The death benefit paid to your beneficiary upon your death is calculated as of the date we receive completed claim forms and proof of death from the beneficiary of record. The death benefit paid will be the basic death benefit unless you have selected the Earnings Protection Benefit and/or one of the three other death benefit endorsements.


     BASIC DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary. Only a spousal beneficiary has the right to continue the contract in force upon your death.


     The death benefit equals the greater of:

          o Your contract value on the date we receive proof of death and completed claim forms from your beneficiary; or

          o The total premiums you have paid since your Contract was issued minus prior withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and premium taxes.

     The death benefit can be paid under one of the following death benefit options:

          o single lump sum payment; or

          o payment of entire death benefit within 5 years of the date of death; or

          o payment of the death benefit under an income option over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy.


     Unless the beneficiary chooses to receive the death benefit in a single sum, the beneficiary must elect an income option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the beneficiary chooses to receive the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your beneficiary is your spouse, he/she may elect to continue the Contract in his/her own name. The Special Spousal Continuation option is one way to continue your contract. See "Special Spousal Continuation Option" below.

     As owner, you may also make a predetermined selection of the death benefit option to be paid if your death occurs before the Income Date. If this Predetermined Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. The Predetermined Death Benefit Option may not be available in all states.

     IF YOU DIE BEFORE YOUR CONTRACT'S INCOME PHASE, YOUR BENEFICIARY WILL BE PAID AT LEAST THE GREATER OF YOUR CONTRACT VALUE OR YOUR NET PREMIUM PAYMENTS.

     EARNINGS PROTECTION BENEFIT. The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit.

     If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

     If you are age 70 - 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

     For purposes of this benefit, we define EARNINGS as the amount by which the sum of your contract value exceeds the REMAINING PREMIUMS (premiums not previously withdrawn). For purposes of this calculation, your Indexed Fixed Option value will be the amount allocated to the Indexed Fixed Option accumulated at 3% annually, and adjusted for any amounts cancelled or withdrawn for charges, deductions, withdrawals or any taxes due. If the earnings amount is negative, i.e., the total remaining premiums are greater than your contract value, no Earnings Protection Benefit will be paid. In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premiums, excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first contract year).

     As described below, if your spouse exercises the Special Spousal Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may then discontinue the Earnings Protection Benefit. If your spouse fails to make such an election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" below). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the contract value after application of the Continuation Adjustment plus remaining premiums paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

     You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

     No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation") will be paid:

          o If your Contract is in the income phase at the time of your death;

          o If there are no earnings in your Contract; or

          o If your spouse exercises the Special Spousal Continuation Option (described below) and either

          o is age 76 or older at the Continuation Date or

          o elects to discontinue the Earnings Protection Benefit.

     If you elect this benefit, we will deduct an additional annualized charge of .30% of the average daily asset value of your allocations to the Investment Divisions during the accumulation phase of the Contract.

     This charge continues if your spouse elects to continue the Contract under the Special Spousal Continuation Option unless your spouse elects to discontinue it. The Earnings Protection Benefit may not be available in your state. See your financial advisor for information regarding the availability of the Earnings Protection Benefit.

     AN OPTIONAL EARNINGS PROTECTION BENEFIT ENDORSEMENT (FOR A CHARGE AT AN ANNUAL RATE OF 0.30%) ADDS UP TO 40% OF YOUR CONTRACT'S "EARNINGS" TO YOUR DEATH BENEFIT. EARNINGS CAN NOT EXCEED 250% OF THE REMAINING PREMIUMS.

     OPTIONAL DEATH BENEFITS. You may elect to protect your Contract's death benefit from certain types of poor investment performance by selecting (in lieu of or in addition to any Earnings Protection Benefit) one of three optional death benefits:

          I. 5% COMPOUNDED DEATH BENEFIT, changes your basic death benefit to the greatest of:

               (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or

               (b) Total "NET PREMIUMS" (premiums you paid net of premium taxes minus any withdrawals (including any applicable charges and adjustments), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes we have paid); or

               (c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or

               (d) Your contract value at the end of your seventh contract year, plus Net Premiums you paid after the seventh contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued).

     Amounts in (c) and (d) are limited to 250% of net premiums paid under your contract.

          II. MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT changes your basic death benefit to the greatest of:

               (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or

               (b) Total Net Premiums since your Contract was issued; or

               (c)Your greatest contract value on any contract anniversary prior to your 81st birthday, reduced by any withdrawals (including any applicable withdrawal charges and adjustments), annual contract maintenance charges, transfer charges, and any applicable charges due under any optional endorsement subsequent to that contract anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that contract anniversary, minus taxes deducted subsequent to that contract anniversary.

          III. COMBINATION DEATH BENEFIT, changes your basic death benefit to the greatest of:

               (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or

               (b) Total Net Premiums since your Contract was issued; or

               (c) Total Net Premiums since your Contract was issued, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or (d) Your contract value at the end of your seventh contract year, plus Net Premiums you paid after the seventh contract year, compounded at 5% (4% if you are age 70 or older on the date your Contract is issued); or

               (e) Your  greatest  contract  value on any  contract  anniversary prior to your 81st birthday, reduced by any withdrawals (including any applicable withdrawal charges and adjustments, annual contract maintenance charges, transfer charges and any applicable charges due under any optional endorsement subsequent to that contract anniversary, plus any premiums paid (net of any applicable premium taxes) subsequent to that contract anniversary, minus taxes deducted subsequent to that contract anniversary).


     Amounts in (c) and (d) are limited to 250% of net premiums paid under your contract.

     FOR ADDITIONAL FEES, WE OFFER 3 OPTIONAL ENDORSEMENTS THAT MAKE YOUR DEATH BENEFIT NO LESS THAN A VARIETY OF VALUES UNDER THE CONTRACT BASED EITHER ON NET PREMIUMS OR CONTRACT VALUE.

     For purposes of calculating I. (c),(d), II. (c) and III. (c), (d) and (e), all adjustments to the Net Premiums will occur at the time of the withdrawal, premium payment, or deduction of the annual contract maintenance charges, transfer charges, any applicable charges due to optional endorsement or taxes and all adjustments for amounts withdrawn will reduce the Net Premiums in items I. (c),(d), II. (c) and III. (c), (d) and (e) above in the same proportion that the contract value was reduced on the date of that withdrawal.

     For purposes of determining "contract value," the amount attributable to the Indexed Fixed Option will be the value of the Indexed Fixed Option on the Index Determination Date (as described in the product brochure for the Indexed Fixed option) immediately preceding the date we receive a completed request for payment in good order.

     You may not elect the Maximum Anniversary Value Death Benefit or the Combination Death Benefit if you are older than age 80 when your Contract is issued. The closer to age 81 you are when your Contract is issued, the less advantageous it would be for you to select these options. The optional death benefits may not be available in all states.

     EACH OF THE THREE OPTIONAL DEATH BENEFITS IS DESIGNED TO INCREASE YOUR DEATH BENEFIT FROM THAT PROVIDED BY THE BASE DEATH BENEFIT ONLY IF THE INVESTMENT PERFORMANCE AND CREDITED RATES OF THE ALLOCATION OPTIONS TO WHICH YOU HAVE ALLOCATED YOUR CONTRACT VALUES HAS NOT BEEN SUFFICIENT TO MAKE YOUR CONTRACT VALUE THE APPLICABLE DEATH BENEFIT. NORMALLY, EACH OF THE THREE OPTIONAL DEATH BENEFITS WOULD BE GREATER THAN YOUR CONTRACT'S BASE DEATH BENEFIT IF YOUR CONTRACT VALUE IS NOT GREATER THAN NET PAYMENTS. IF YOU MAKE SUBSTANTIAL WITHDRAWALS, HOWEVER, IT IS POSSIBLE IN SOME CIRCUMSTANCES FOR YOUR CONTRACT'S BASE DEATH BENEFIT TO BE GREATER THAN ANY OF THE OPTIONAL DEATH BENEFITS, EVEN IF YOUR CONTRACT VALUE IS NOT GREATER THAN YOUR NET PAYMENTS.

     SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option no death benefit will be paid at that time. Instead, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable (including the Earnings Protection Benefit, and optional death benefit, if any) exceeds the contract value. We calculate this amount using the contract value and death benefit as of the date we receive completed forms and due proof of death from the beneficiary of record and the spousal beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse. The Special Spousal Continuation Option may not be available in your state. See your financial advisor for information regarding the availability of the Special Spousal Continuation Option.

     If you have contract values allocated to the Indexed Fixed Option on the Continuation Date, we will transfer your Indexed Fixed Option value to the one-year Guaranteed Fixed Account option. Your spouse may then transfer this amount to any available Investment Division or Guaranteed Fixed Account options, but your spouse may not transfer this amount back into the Indexed Fixed Option. If your spouse subsequently withdraws any of the amount transferred, we may charge a withdrawal charge on any portion of the amount withdrawn attributable to premiums. We will base the withdrawal charge on the number of years since the premium originally was allocated to the Indexed Fixed Option. Contract value may remain in the Indexed Fixed Option if your spouse continues the Contract other than under the Special Spousal Continuation Option. This means spousal continuation of the Contract does not include a Continuation Adjustment.


     If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new contract value will be considered the initial premium for purposes of determining any future death benefit including any Earnings Protection Benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract.


     If your spouse elects to continue the Contract, your spouse, as new owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. The Contract, and its optional benefits, remain the same, except as described above. Your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

     UNLESS YOUR SPOUSE DISCONTINUES THE EARNINGS PROTECTION BENEFIT ON THE CONTINUATION DATE, CHARGES FOR THE BENEFIT WILL BE DEDUCTED EVEN THOUGH NO ENHANCED EARNINGS BENEFIT WILL APPLY IF YOUR SPOUSE IS 76 OR OLDER WHEN THE CONTRACT IS CONTINUED.


     If you have elected the  Predetermined  Death Benefit  Option  Election the
     Contract can not be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code. The Predetermined Death Benefit Option may not be available in all states.

     A BENEFICIARY WHO IS THE SPOUSE OF THE CONTRACT OWNER MAY ELECT TO CONTINUE THE CONTRACT RATHER THAN RECEIVE A DEATH BENEFIT PAYMENT. IN THAT CASE, THE CONTRACT VALUE WILL BE INCREASED BY THE AMOUNT (IF ANY) THAT THE DEATH BENEFIT THAT WOULD HAVE BEEN PAID EXCEEDS CONTRACT VALUE AT THE DEATH OF THE OWNER.

     DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint owner dies, and is not the annuitant, on or after the income date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner. If the joint owner dies, the surviving joint owner, if any, will be the designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. A contingent beneficiary is entitled to receive payment only after the beneficiary dies.

     DEATH OF ANNUITANT. If the annuitant is not an owner or joint owner and the annuitant dies before the income date, you can name a new annuitant. If you do not name a new annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

     If the annuitant dies on or after the income date, any remaining guaranteed payment will be paid to the beneficiary as provided for in the income option selected. Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

                                      TAXES

     THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

     TAXES ON EARNINGS UNDER A NON-QUALIFIED CONTRACT ARE DEFERRED UNTIL DISTRIBUTED IN A WITHDRAWAL, IN-COME PAYMENT OR LOAN. EARNINGS ARE ASSUMED TO BE THE FIRST AMOUNT WITHDRAWN BUT INCOME PAYMENTS ARE ASSUMED TO BE PART EARNINGS AND PART RETURN OF PREMIUM.

     TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity
     (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a QUALIFIED CONTRACT. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified Contract.

     If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a NON-QUALIFIED CONTRACT.

     The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your contract and your particular circumstances.

     NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the contract owner or the annuitant until a distribution (either a withdrawal or an income payment) is made from the contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the contract as an agent for a natural person). Loans based on a non-qualified contract are treated as distributions.

     NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the contract. A part of each income payment under a nonqualified contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the contract and the length of the period over which income payments are to be made. Income payments received after you have received all of your investment in the contract are fully taxable as ordinary income. Additional information is provided in the SAI.

     The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

          o paid on or after the date you reach age 59 1/2;

          o paid to your beneficiary after you die;

          o paid if you become totally disabled (as that term is defined in the Code);

          o paid in a series of substantially equal payments made annually (or more frequently) for your life or for a period not exceeding your life expectancy or the life expectancy of a beneficiary;

          o paid under an immediate annuity; or

          o which come from premiums made prior to August 14, 1982.

     WITHDRAWALS PRIOR TO AGE 59 1/2 MAY BE SUBJECT TO A PENALTY TAX.


     TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified contracts. These limits and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified contract will be taxable except to the extent they are allocable to an investment in the contract (any after-tax contributions). In most cases, there will be little or no investment in the contract for a tax-qualified contract because contributions will have been made on a pre-tax or tax-deductible basis

     WITHDRAWALS FROM TAX-QUALIFIED CONTRACTS ARE TAXABLE (OTHER THAN AFTER-TAX CONTRIBUTIONS, IF ANY).

     WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

          o reaches age 59 1/2;

          o leaves his/her job;

          o dies;

          o becomes disabled (as that term is defined in the Code); or

          o in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

     WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuities for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.


     CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

          o there was a written agreement providing for payments of the fees solely from the annuity contract,

          o the contract owner had no liability for the fees and

          o the fees were paid solely from the annuity contract to the adviser.

          DEATH BENEFITS. Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

     DEATH BENEFITS ARE TAXABLE TO THE BENEFICIARY. ESTATE OR GIFT TAXES MAY ALSO APPLY.


     STATUS OF EARNINGS PROTECTION BENEFIT AND THE OTHER OPTIONAL DEATH BENEFITS. With respect to IRAs, our understanding of current law is that the tax status of the Earnings Protection Benefit and the other optional death benefits is unclear. To resolve any uncertainty, we have asked the Internal Revenue Service to approve the use of the Earnings Protection Benefit Endorsement and the other optional death benefits in IRAs. We believe that use of the Earnings Protection Benefit Endorsement and the other optional death benefits should not result in adverse tax treatment. However, we can give no assurance that the Internal Revenue Service will approve the use of the optional Earnings Protection Benefit and the other optional death benefits in IRAs. THEREFORE, CONTRACT OWNERS BEAR THE
     RISK OF ANY ADVERSE TAX TREATMENT.

     ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

     DIVERSIFICATION. The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the underlying investments are being managed so as to comply with these requirements.

     OWNER CONTROL. In three Revenue Rulings issued between 1977 and 1982, the Internal Revenue Service (IRS) held that where a contract holder had certain forms of actual or potential control over the investments held under a variable annuity contract, the contract owner had to be treated as the owner of those assets and thus taxable on the income and gains produced by those assets. A holder of a Contract will not have any of the specific types of control that were described in those Rulings. In addition, in 1999, the IRS announced that it would not apply the holdings of these Rulings to holders of tax-qualified contracts that hold mutual fund shares as investments. However, because of the continuing uncertainty as to the scope and application of these Rulings, we reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.


                                OTHER INFORMATION


     DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to Fixed Accounts (other than the Indexed Fixed Option) is at least $15,000, you can arrange to have a regular amount of money periodically transferred automatically into the Investment Divisions and other Guaranteed Fixed Accounts from the Guaranteed Fixed Accounts or any of the Investment Divisions. In the case of transfers from the Guaranteed Fixed Accounts or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

     SYSTEMATIC TRANSFERS FACILITATE A DOLLAR COST AVERAGING STRATEGY AND DO NOT COUNT AGAINST YOUR 15 FREE TRANSFERS PER YEAR.

     DOLLAR COST AVERAGING PLUS (DCA+). DCA+ Fixed Accounts are "source accounts" designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Guaranteed Fixed Accounts. DCA+ Fixed Accounts are credited with an enhanced interest rate. If a DCA+ Fixed Account is selected, funds in the DCA+ Fixed Accounts will be systematically transferred to the Investment Divisions or other Guaranteed Fixed Accounts chosen over the DCA+ term selected.


     EARNINGS SWEEP. You can choose to move your earnings from the source accounts (only applicable from the 1-year Guaranteed Fixed Account Option and the Money Market sub-account).

     REBALANCING. You can arrange to have us automatically reallocate your contract value among Investment Divisions periodically to maintain your selected allocation percentages. You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods that you use to change your allocation instructions.


     FREE LOOK. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it. We will return

          o the contract value, plus

          o any fees (other than asset-based fees) and expenses deducted from the premiums minus

          o any applicable Contract Enhancement recapture charges.

     We will determine the contract value in the Investment Divisions as of the date we receive your Contract if you mail it to us or the date you return it to the selling agent. We will return premium payments where required by law.

     YOUR CONTRACT HAS A FREE LOOK PERIOD OF 10 DAYS (OR LONGER, IF REQUIRED BY YOUR STATE).


     ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

          o TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

          o STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

          o NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Series has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Series, rather than the inception date of the Investment Division.

          o YIELD refers to the income generated by an investment over a given period of time.

     Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features, would reduce the percentage increase or make greater any percentage decrease.

     WE MAY ADVERTISE SEVERAL TYPES OF PERFORMANCE OF THE INVESTMENT DIVISIONS.

     MARKET TIMING AND ASSET ALLOCATION SERVICES. Market timing and asset allocation services must comply with our administrative systems, rules and procedures. Prior to utilizing the market timing and asset allocation services, a market timing agreement, which sets forth certain conditions, must be signed. Because excessive trades in a Series can hurt its performance and harm contract owners, we reserve the right to refuse any transfer requests from a market timing and asset allocation service or other non-contract owners that we believe will disadvantage the Series or the contract owners.


     Market timing or asset allocation services may conflict with transactions under JNL's dollar cost averaging program, earnings sweep program, automatic rebalancing program or systematic withdrawal program (the "Programs"). Accordingly, when JNL receives notice that you have authorized a market timing or asset allocation service to effect transactions on your behalf, JNL will automatically terminate your participation in any Program in which you are then enrolled, unless you authorize us in writing to continue your participation.

     WE RESERVE THE RIGHT TO LIMIT MARKET TIMING TRANSFERS THAT WE BELIEVE WILL DISADVANTAGE OTHER CONTRACT OWNERS.

     RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the contract value to another approved contract or vendor during the period of ORP participation.

     MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.


     LEGAL PROCEEDINGS. Jackson National is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of insurance products. These matters are sometimes referred to as market conduct litigation. The litigation against JNL seeks to certify various classes of policyholders who purchased either life insurance and annuity products from JNL during some period from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation, and has obtained favorable rulings in prior similar cases. However, at this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION

 General Information and History .................................        2

 Services .......................................................         2

 Purchase of Securities Being Offered ...........................         3

 Underwriters ...................................................         3

 Calculation of Performance .....................................         3

 Additional Tax Information ......................................       18

 Net Investment Factor ...........................................       18

 Financial Statements ............................................       20

                                   APPENDIX A

Dow Jones does not:

     o Sponsor, endorse, sell or promote the First Trust/JNL The DowSM Target 10 Series.

     o Recommend that any person invest in the First/JNL Trust The DowSM Target 10 Series or any other securities.

     o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the First Trust/JNL The DowSM Target 10 Series.

     o Have any responsibility or liability for the administration, management or marketing of the First Trust/JNL The DowSM Target 10 Series.

     o Consider the needs of the First Trust/JNL The DowSM Target 10 Series in determining, composing or calculating the DJIA or have any obligation to do so.


--------------------------------------------------------------------------------

     Dow Jones will not have any liability in connection with the First Trust/JNL The DowSM Target 10 Series. Specifically,


          o Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:


          o The results to be obtained by the First Trust/JNL The DowSM Target 10 Series, the owners of the First Trust/JNL The DowSM Target 10 Series or any other person in connection with the use of the DJIA and the data included in the DJIA;


          o The accuracy or completeness of the DJIA and its data;

          o The merchantability and the fitness for a particular purpose or use of the DJIA and its data;

          o Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data;

          o Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.


          o The licensing agreement between First Trust Advisors L.P. (sub-adviser to the JNL Variable Fund LLC) and Dow Jones is solely for their benefit and not for the benefit of the owners of the First Trust/JNL The DowSM Target 10 Series or any other third parties.

--------------------------------------------------------------------------------
                                       A-1

                                   APPENDIX B
--------------------------------------------------------------------------------
JNL Example 1
--------------------------------------------------------------------------------
                   100,000.00  : Premium
                        6.00%  : Withdrawal Charge Year 4
                        4.00%  : Contract Enhancement
                        0.57%  : Contract Enhancement Charge
                        2.50%  : Recapture Charge Year 4
                        8.00%  : Gross Return

                        6.28%  : Net Return (Gross Return -1.15% asset based
                                 charges - Contract Enhancement Charge)


At end of Year 4
                   132,690.41  : Contract Value at end of year 4
                   100,000.00  : Net Withdrawal requested

                    32,690.41  : Earnings

                                 Premium withdrawn (grossed up to account for
                    73,562.39  : Withdrawal Charge and Recapture Charge)
                    ---------
                   106,252.80  : Total Gross Withdrawal


                   106,252.80  : Total Gross Withdrawal
                    -4,413.74  : Withdrawal Charge
                    -1,839.06  : Recapture Charge
                   100,000.00  : Total Net Withdrawal
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
JNL Example 2
--------------------------------------------------------------------------------
                      10/1/01
                   100,000.00  : Premium
                        7.00%  : Withdrawal Charge Contribution Year 3
                        2.50%  : Recapture Charge Contribution Year 3
                      12/1/01
                   100,000.00  : Premium
                        8.00%  : Withdrawal Charge Contribution Year 2
                        4.00%  : Recapture Charge Contribution Year 2

                        4.00%  : Contract Enhancement
                        0.00%  : Net Return

                      11/1/03
                   208,000.00  : Contract Value
                   150,000.00  : Net Withdrawal Requested

                     8,000.00  : Earnings

                    12,000.00  : 10% Additional Free Withdrawal amount
                   100,000.00  : Premium 1 withdrawn (grossed up to account for
                                 Withdrawal Charge and Recapture Charge)
                    44,886.36 :  Premium 2 withdrawn (grossed up to account for
                    ---------    Withdrawal Charge and Recapture Charge)

                   164,886.36  : Total Gross Withdrawal

                   164,886.36  : Total Gross Withdrawal
                    -7,000.00  : Withdrawal Charge from Premium 1
                    -2,500.00  : Recapture Charge from Premium 1
                    -3,590.91  : Withdrawal Charge from Premium 2
                    -1,795.45  : Recapture Charge from Premium 2
                    ---------
                   150,000.00  : Total Net Withdrawal
--------------------------------------------------------------------------------



                                       A-2
--------------------------------------------------------------------------------
Questions: If you have any questions about your Contract, you may contact us at:
--------------------------------------------------------------------------------

Annuity Service Center:       1 (800) 766-4683

         Mail Address:        P.O. Box 378002, Denver, Colorado  80237-8002

         Delivery Address:    8055 East Tufts Avenue, Second Floor, Denver,
                              Colorado 80237
Institutional Marketing
Group Service Center:         1 (800) 777-7779

         Mail Address:        P.O. Box 30386, Lansing, Michigan  48909-9692

         Delivery Address:    1 Corporate Way, Lansing, Michigan  48951
                              Attn:  IMG

Home Office:                  1 Corporate Way, Lansing, Michigan  48951
--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION



                               ____________, 2001




                          INDIVIDUAL AND GROUP DEFERRED
                      FIXED AND VARIABLE ANNUITY CONTRACTS
               ISSUED BY THE JACKSON NATIONAL SEPARATE ACCOUNT - I
                   OF JACKSON NATIONAL LIFE INSURANCE COMPANY




This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated ___________, 2001. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 378002, Denver, Colorado 80237-8002, or calling 1-800-766-4683.
Not all Investment Divisions described in this SAI may be available for investment.






                                TABLE OF CONTENTS
                                                                      Page

General Information and History.........................................2
Services................................................................2
Purchase of Securities Being Offered....................................3
Underwriters............................................................3
Calculation of Performance..............................................3
Additional Tax Information..............................................8
Net Investment Factor .................................................18
Financial Statements ..................................................20

General Information and History

Jackson National Separate Account - I (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson National). Jackson National is a wholly-owned subsidiary of Brooke Life Insurance Company, and is ultimately a wholly-owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

The S&P/JNL Divisions are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P). S&P makes no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Services

Jackson National is the custodian of the assets of the Separate Account. Jackson National has custody of all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.


Effective October 15, 1999, KPMG LLP, 90 South Seventh Street, Minneapolis, Minnesota 55402, assumed responsibility for certain of the audit and reporting functions previously provided by PricewaterhouseCoopers LLP to Jackson National. These changes were put into effect by Jackson National as of the date referenced above. Neither Jackson National nor the Separate Account has received an adverse opinion, nor were there any disagreements with PricewaterhouseCoopers LLP.


Jorden Burt LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in the Prospectus.

Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

Underwriters

The contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401. JNLD is a subsidiary of Jackson National. No underwriting commissions are paid by Jackson National to JNLD.

Calculation of Performance

When Jackson National advertises performance for an investment division (except the PPM America/JNL Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an investment division will be shown for periods beginning on the date the investment division first invested in the corresponding series. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an investment division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of all recurring charges that are charged to all contracts. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.


The standardized average annual total returns for each Division (except the PPM America/JNL Money Market Division) for contracts with maximum endorsements (includes deduction of insurance charges and the administration charge) for the periods ended December 31, 2000 are as follows (more recent returns may be more or less than the stated returns due to market volatility):


                                                                                                       Since Inception of
                                                                    One Year          Five Years       Investment Division
Alger/JNL Growth Division1                                           -23.82%            16.06%                14.91%
Alliance Capital/JNL Growth Division 4                                 N/A               N/A                 -29.50%
Eagle/JNL Core Equity Division2                                      -10.47%             N/A                  14.55%
Eagle/JNL SmallCap Equity Division2                                  -23.63%             N/A                   7.30%
Janus/JNL Aggressive Growth Division1                                -31.12%            23.14%                22.87%
Janus/JNL Balanced Division4                                           N/A               N/A                 -11.82%
Janus/JNL Capital Growth Division1                                   -44.56%            18.30%                19.63%
Janus/JNL Global Equities Divison1                                   -28.54%            18.41%                19.17%
PPM America/JNL Balanced Division1                                    -2.71%             6.39%                 7.18%
PPM America/JNL High Yield Bond Division1                            -16.21%             2.35%                 2.76%
Putnam/JNL Growth Division1                                          -28.11%            14.10%                14.94%
Putnam/JNL International Equity Division1                            -24.35%             5.82%                 6.19%
Putnam/JNL Midcap Growth Division4                                     N/A               N/A                 -10.84%
Putnam/JNL Value Equity Division1                                     -3.96%             9.49%                10.39%
Salomon Brothers/JNL Global Bond Division1                            -3.75%             4.33%                 4.89%
Salomon Brothers/JNL U.S. Government & Quality Bond Division1          0.36%             3.03%                 3.38%
S&P/JNL Conservative Growth Division I5                              -12.33%             N/A                   2.96%
S&P/JNL Moderate Growth Division I6                                  -14.97%             N/A                   4.79%
S&P/JNL Aggressive Growth Division I6                                -19.86%             N/A                   6.22%
S&P/JNL Very Aggressive Growth Division I7                           -27.45%             N/A                   7.51%
S&P/JNL Equity Growth Division I8                                    -24.42%             N/A                   5.48%
S&P/JNL Equity Aggressive Growth Division I9                         -25.54%             N/A                   5.95%
T. Rowe Price/JNL Established Growth Division1                       -11.06%            16.51%                16.60%
T. Rowe Price/JNL Mid-Cap Growth Division1                            -3.76%            15.50%                15.97%
T. Rowe Price/JNL Value Division4                                      N/A               N/A                   2.46%
First Trust/JNL the DowSM Target 10 Division3                         -5.61%             N/A                 -12.99%

1    Corresponding series commenced operations on October 16, 1995.
2    Corresponding series commenced operations on September 16, 1996.
3    Corresponding series commenced operations on July 6, 1999.
4    Corresponding series commenced operations on May 1, 2000.
5   Corresponding series commenced operations on April 9, 1998.
6   Corresponding series commenced operations on April 8, 1998.
7   Corresponding series commenced operations on April 1, 1998.
8   Corresponding series commenced operations on April 13, 1998.
9   Corresponding series commenced operations on April 15, 1998.


The GMIB charge is not deducted because of the number of variables involved in the calculation that would apply on an individual contract basis. The charge is
 .10 basis points each quarter applied to the Benefit Base, as defined in the prospectus.

No performance information is provided for AIM/JNL Large Cap Growth Division, AIM/JNL Small Cap Growth Division, Oppenheimer/JNL Global Growth Divison, Oppenheimer/JNL Growth Division, PIMCO/JNL Total Return Bond Division, Lazard/JNL Mid Cap Value Division, Lazard/JNL Small Cap Value Division and PIMCO/JNL Total Return Bond Divison since they were not in operation on December 31, 2000.


Jackson National may also advertise non-standardized total return on an annualized and nonannualized (cumulative) basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The contract is designed for long term investment; therefore, Jackson National believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical contract.



The non-standardized average annual total returns that each investment division (except the PPM America/JNL Money Market Division) would have achieved if it had been invested in the corresponding series for the periods ending December 31, 2000, calculated in a manner similar to standardized average annual total return but assuming a hypothetical initial investment of $10,000 and without deducting the contract maintenance charge or the withdrawal charge, are shown in the table below. The table shows non-standardized returns for contracts with no optional endorsements.


           Non-Standardized Return For a Contract with No Endorsements

                                                              One Year Period
                                                              Ended December     Five Years Period

                                                                    31,          Ended December 31,    Since Inception of
                                                                   2000                 2000          Investment Division
                                                               --------------    ------------------    ------------------
Alger/JNL Growth Division1                                          -14.43%            17.88%                16.72%
Alliance Capital/JNL Growth Division 4                                N/A                N/A                -20.61%
Eagle/JNL Core Equity Division2                                      -0.87%              N/A                 16.65%
Eagle/JNL SmallCap Equity Division2                                 -14.23%              N/A                  9.36%

Janus/JNL Aggressive Growth Division1                               -21.84%            25.07%                24.79%
Janus/JNL Balanced Division4                                          N/A                N/A                 -2.74%
Janus/JNL Capital Growth Division1                                  -35.49%            20.16%                21.50%
Janus/JNL Global Equtities Division1                                -19.22%            20.27%                21.03%
PPM America/JNL Balanced Division1                                    7.01%             8.06%                 8.86%
PPM America/JNL High Yield Bond Division1                            -6.70%             3.96%                 4.38%
Putnam/JNL Growth Division1                                         -18.78%            15.89%                16.74%
Putnam/JNL International Equity Division1                           -14.97%             7.48%                 7.86%
Putnam/JNL Midcap Growth Division1                                    N/A                N/A                 -1.75%
Putnam/JNL Value Equity Division1                                     5.74%            11.21%                12.13%
Salomon Brothers/JNL Global Bond Division1                            5.95%             5.97%                 6.54%
Salomon Brothers/JNL U.S. Government & Quality Bond Division1        10.13%             4.66%                 5.00%
S&P/JNL Conservative Growth Division I5                              -2.75%              N/A                  6.68%
S&P/JNL Moderate Growth Division I6                                  -5.44%              N/A                  8.48%
S&P/JNL Aggressive Growth Division I6                               -10.41%              N/A                  9.88%
S&P/JNL Very Aggressive Growth Division I7                          -18.11%              N/A                 11.13%
S&P/JNL Equity Growth Division I8                                   -15.04%              N/A                  9.16%
S&P/JNL Equity Aggressive Growth Division I9                        -16.17%              N/A                  9.64%
T. Rowe Price/JNL Established Growth Division1                       -1.47%             18.34%               18.43%
T. Rowe Price/JNL Mid-Cap Growth Division1                            5.94%             17.31%               17.79%
T. Rowe Price/JNL Value Division4                                     N/A                N/A                 11.68%
First Trust/JNL the DowSM Target 10 Division3                         4.07%              N/A                 -6.56%


1    Corresponding series commenced operations on October 16, 1995.
2    Corresponding series commenced operations on September 16, 1996.
3    Corresponding series commenced operations on July 6, 1999.
4    Corresponding series commenced operations on May 1, 2000.
5   Corresponding series commenced operations on April 9, 1998.
6   Corresponding series commenced operations on April 8, 1998.
7   Corresponding series commenced operations on April 1, 1998.
8   Corresponding series commenced operations on April 13, 1998.
9   Corresponding series commenced operations on April 15, 1998.

Prior to May 1, 2000, the Putnam/JNL International Equity Division was the T. Rowe Price/JNL International Equity Investment Division and the corresponding series was sub-advised by Rowe Price-Fleming International, Inc.


Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the investment division has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series has been in existence for longer than the investment division, the non-standardized total return quotations will show the investment performance the investment division would have achieved (reduced by the applicable charges) had it been invested in the series for the period quoted.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an investment division and its corresponding series include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a contract may be more or less than its original cost.

Jackson National may advertise the current annualized yield for a 30-day period for an investment division. The annualized yield of an investment division refers to the income generated by the investment division over a specified 30-day period. Because this yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

         [OBJECT OMITTED]

Where:

 a = net investment  income earned during the period by the series  attributable to shares owned by the investment division.
 b = expenses  for  the  investment   division   accrued  for  the  period
     (net of reimbursements).
 c = the average daily number of accumulation units outstanding during the period.
 d = the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contracts. No yield data is included here because these are new contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an investment division will be lower than the yield for the corresponding series. The yield on amounts held in the investment division normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An investment division's actual yield will be affected by the types and quality of portfolio securities held by the series and the series operating expenses.


Any current yield quotations of the PPM America/JNL Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The PPM America/JNL Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The PPM America/JNL Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.


The PPM America/JNL Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series' portfolio, portfolio quality and average maturity, changes in interest rates, and the series' expenses. Although the investment division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series' Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a contract owner's investment in the PPM America/JNL Money Market Division nor that Division's investment in the PPM America/JNL Money Market Series, is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

General

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the contract). For certain types of tax-qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code.

The taxable portion is taxed at ordinary income tax rates. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions.

Jackson National is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National and its operations form a part of Jackson National.

Withholding Tax on Distributions

The Code generally requires Jackson National (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as the Contracts, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual funds underlying variable contracts. These Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual fund is represented by any four investments.

Jackson National intends that each series of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of a segregated asset account will cause the contract owner to be treated as the owner of the assets of the segregated asset account pursuant to Revenue Rulings 77-85, 80-274 and 81-225 that are referenced in the Prospectus. The Treasury Department also stated in 1986 that further guidance on this issue would be forthcoming. The only official guidance that has been issued on this issue since the regulations were published in 1986 was Revenue Procedure 99-44 which stated that satisfying the asset diversification regulations "does not prevent a contract holder's control of the investments of a segregated asset account from causing the contract holder, rather than the insurance company, to be treated as the owner of the assets in the account."

The amount of owner control which may be exercised under the contract is not comparable to the kinds of control that were present in any of the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was the owner of the assets of the separate account. At this time it cannot be determined whether additional guidance will be provided on these issues and what standards may be contained in such guidance. Due to the uncertainty in this area, Jackson National reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a contract may have tax consequences. Any assignment or pledge of a tax-qualified contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Tax-Qualified Plans

The contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner or annuitant (as applicable) and his or her spouse and dependents if the contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an individual retirement annuity made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes -- Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National's administrative procedures. Jackson National is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a contract, unless Jackson National specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

A tax-qualified contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National in connection with certain Tax-Qualified Plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity which will be deductible from the individual's taxable income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Roth IRA Annuities

         Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

         Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

         Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

         Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

         (d) Pension and Profit-Sharing Plans

         The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Eligible Deferred Compensation Plans -- Section 457

         Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,500 or 33 1/3 percent of the participant's includible compensation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. The Act also increases the 33 1/3 percent of compensation limitation on deferrals to 100 percent of compensation. In limited circumstances, the plan may provided for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

         All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

         In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

                o attains age 70 1/2,
                o separates from service,
                o dies, or
                o suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under section 457.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an investment division from one valuation date to the next. The net investment factor for any investment division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

         (a) is the net result of:

             (1) the net asset value of a series share held in the investment division determined as of the valuation date at the end of the valuation period, plus

             (2) the per share  amount of any  dividend or other  distribution declared by the series if the "ex-dividend" date occurs during the valuation period, plus or minus

             (3) a per share credit or charge with respect to any
                 taxes paid or reserved for by Jackson National during the valuation period which are determined by Jackson National to be attributable to the operation of the investment division (no federal income taxes are applicable under present law);

         (b) is the net asset value of the series share held in the investment division determined as of the valuation date at the end of the preceding valuation period; and

         (c) is the asset charge factor determined by Jackson National for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

Since the net investment factor may be greater than, less than, or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

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










                      Jackson National Separate Account - I





                       [GRAPHIC OMITTED][GRAPHIC OMITTED]














                              Financial Statements



                                December 31, 2000

                          INDEPENDENT AUDITORS' REPORT



To Jackson National Life Insurance Company and
      Contract Owners of Jackson National Separate Account - I


We have audited the accompanying statement of assets and liabilities of each of the thirty-eight portfolios comprising Jackson National Separate Account - I, including the schedule of investments as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods indicated. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned at December 31, 2000 by correspondence with the transfer agent of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the thirty-eight portfolios comprising Jackson National Separate Account - I as of December 31, 2000 and the results of its operations and changes in net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America.





February 2, 2001

                 See accompanying notes to financial statements.

                                        2

                                        3
                      Jackson National Separate Account - I

                       Statement of Assets and Liabilities
                                December 31, 2000

                                                                           Portfolios
                              -----------------------------------------------------------------------------------------------------

                                                             JNL/Eagle     JNL/Eagle      JNL/Janus                    JNL/Janus
                                JNL/Alger    JNL/Alliance      Core        SmallCap      Aggressive     JNL/Janus       Capital
                                 Growth         Growth        Equity        Equity         Growth       Balanced        Growth
                              -------------- ------------- ------------- -------------- ------------- -------------- --------------

Assets:

   Investments in JNL Series
     Trust and JNL Variable
     Fund LLC, at market
     value (See Schedule
     of Investments)           $360,827,138   $ 17,782,263  $ 86,430,053  $ 67,663,605   $541,956,902  $ 23,963,805   $444,915,867
   Due from Jackson
    National Life
    Insurance Company               85,279        166,254        18,639        35,687        152,308        53,434        213,691
   Receivable for investments
    sold                           224,278          8,863        23,776        13,874        394,547         1,133        370,813
                              -------------- ------------- ------------- -------------- ------------- -------------- --------------
     Total Assets              361,136,695     17,957,380    86,472,468    67,713,166    542,503,757    24,018,372    445,500,371


Liabilities:

   Payable for investments
     purchased                      85,279        166,254        18,639        35,687        152,308        53,434        213,691
   Due to Jackson National
    Life Insurance Company         224,278          8,863        23,776        13,874        394,547         1,133        370,813
                              -------------- ------------- ------------- -------------- ------------- -------------- --------------
     Total Liabilities             309,557        175,117        42,415        49,561        546,855        54,567        584,504
                              -------------- ------------- ------------- -------------- ------------- -------------- --------------

Net Assets                    $360,827,138   $ 17,782,263  $ 86,430,053  $ 67,663,605   $541,956,902  $ 23,963,805   $444,915,867
                              ============== ============= ============= ============== ============= ============== ==============

Total Net Assets
  Represented by:
   Number of units outstanding  16,136,216      2,233,453     4,549,021     4,810,070     17,580,395     2,453,090     17,431,473
                              ============== ============= ============= ============== ============= ============== ==============

   Unit value (net assets
    divided by
    units outstanding)        $      22.36   $       7.96  $      19.00  $      14.07   $      30.83  $       9.77   $      25.52
                              ============== ============= ============= ============== ============= ============== ==============


                See accompanying notes to financial statements.



                                 ---------------------------------------------------------------------------------------

                                   JNL/Janus                   JNL/Putnam     JNL/Putnam    JNL/Putnam        PPM
                                    Global       JNL/Putnam   International     Midcap         Value      America/JNL
                                   Equities        Growth        Equity         Growth        Equity       Balanced
                                 -------------- ------------- -------------- ------------- ------------- --------------
Assets:

   Investments in JNL Series
     Trust and JNL Variable
     Fund LLC, at market
     value (See Schedule
     of Investments)             $527,596,770   $366,466,960  $109,364,591   $ 18,054,736  $327,052,198  $150,992,068
   Due from Jackson
    National Life
    Insurance Company                  58,110        332,289        14,036         78,668        76,988        66,656
   Receivable for investments
    sold                            1,741,510         57,360       188,740          9,839        26,194         9,402
                                 -------------- ------------- -------------- ------------- ------------- --------------
     Total Assets                 529,396,390    366,856,609   109,567,367     18,143,243   327,155,380   151,068,126


Liabilities:

   Payable for investments
     purchased                         58,110        332,289        14,036         78,668        76,988        66,656
   Due to Jackson National
    Life Insurance Company          1,741,510         57,360       188,740          9,839        26,194         9,402
                                 -------------- ------------- -------------- ------------- ------------- --------------
     Total Liabilities
                                    1,799,620        389,649       202,776         88,507       103,182        76,058
                                 -------------- ------------- -------------- ------------- ------------- --------------
Net Assets                       $527,596,770   $366,466,960  $109,364,591   $ 18,054,736  $327,052,198  $150,992,068
                                 ============== ============= ============== ============= ============= ==============

Total Net Assets
  Represented by:
   Number of units outstanding     20,248,887     16,776,830     7,353,097      1,840,603    18,374,087    10,032,286
                                 ============== ============= ============== ============= ============= ==============

   Unit value (net assets
    divided by
    units outstanding)           $      26.06   $     21.84   $     14.87    $       9.81  $      17.80  $      15.05
                                 ============== ============= ============== ============= ============= ==============

                                 ------------------------------------------
                                      PPM            PPM
                                  America/JNL    America/JNL     Salomon
                                  High Yield        Money      Brothers/JNL
                                     Bond          Market      Global Bond
                                 ------------- -------------- -------------

Assets:

   Investments in JNL Series
     Trust and JNL Variable
     Fund LLC, at market
     value (See Schedule         $110,480,018  $102,033,473   $ 56,541,523
     of Investments)
   Due from Jackson
    National Life                       2,152        27,119        158,929
    Insurance Company
   Receivable for investments          46,547       353,714          5,276
    sold                         ------------- -------------- -------------
                                  110,528,717   102,414,306     56,705,728
     Total Assets


Liabilities:

   Payable for investments              2,152        27,119        158,929
     purchased
   Due to Jackson National             46,547       353,714          5,276
    Life Insurance Company       ------------- -------------- -------------

     Total Liabilities                 48,699       380,833        164,205
                                 ------------- -------------- -------------
                                 $110,480,018  $102,033,473   $ 56,541,523
Net Assets                       ============= ============== =============


Total Net Assets
  Represented by:                   9,117,909     8,517,299      4,116,938
   Number of units outstanding   ============= ============== =============


   Unit value (net assets
    divided by                   $      12.12  $      11.98   $      13.73
    units outstanding)           ============= ============== =============

                 See accompanying notes to financial statements.

                                        4
                      Jackson National Separate Account - I

                 Statement of Assets and Liabilities (continued)
                                December 31, 2000


                                                                         Portfolios
                            -----------------------------------------------------------------------------------------------------
                              Salomon
                            Brothers/JNL     T. Rowe       T. Rowe
                                U.S.         Price/JNL     Price/JNL       T. Rowe       JNL/S&P       JNL/S&P        JNL/S&P
                            Government &    Established     Mid-Cap       Price/JNL   Conservative     Moderate     Aggressive
                            Quality Bond      Growth         Growth         Value       Growth I       Growth I      Growth I
                            -------------- -------------- ------------- ------------- -------------- ------------- --------------
Assets:

   Investments in JNL
   Series Trust and JNL
   Variable Fund LLC,
   at market value
     (See Schedule          $104,633,134   $396,691,054   $343,271,181  $ 15,566,879  $136,839,281   $217,898,906  $ 90,763,857
   of Investments)
   Due from Jackson
   National Life                 331,899        181,331         99,981       382,601       359,070        288,150        33,900
   Insurance Company
   Receivable for
   investments sold               18,849         51,504        235,236         7,583         8,682          9,707         8,338
                            -------------- -------------- ------------- ------------- -------------- ------------- --------------
     Total Assets            104,983,882    396,923,889    343,606,398    15,957,063   137,207,033    218,196,763    90,806,095


Liabilities:

   Payable for investments       331,899        181,331         99,981       382,601       359,070        288,150        33,900
   purchased
   Due to Jackson National
    Life Insurance Company        18,849         51,504        235,236         7,583         8,682          9,707         8,338
                            -------------- -------------- ------------- ------------- -------------- ------------- --------------
     Total Liabilities           350,748        232,835        335,217       390,184       367,752        297,857        42,238
                            -------------- -------------- ------------- ------------- -------------- ------------- --------------


Net Assets                  $104,633,134   $396,691,054   $343,271,181  $ 15,566,879  $136,839,281   $217,898,906  $ 90,763,857
                            ============== ============== ============= ============= ============== ============= ==============

Total Net Assets
Represented by:
   Number of units
   outstanding                 8,258,157     16,685,946     15,106,446     1,379,388    11,548,615     17,565,944     7,064,128
                            ============== ============== ============= ============= ============== ============= ==============
   Unit value (net assets
   divided by
   units outstanding)       $    12.67     $      23.77   $       22.72 $      11.29  $      11.85   $      12.40  $      12.85
                            ============== ============== ============= ============= ============== ============= ==============




                                --------------------------------------------------------------------------------------
                                 JNL/S&P                      JNL/S&P      JNL/First      JNL/First     JNL/First
                                  Very          JNL/S&P       Equity         Trust          Trust         Trust
                                Aggressive       Equity      Aggressive      The Dow        The Dow       The S&P
                                 Growth I       Growth I      Growth I       Target 5      Target 10     Target 10
                                -------------- ------------ -------------- ------------- ------------- --------------
Assets:

   Investments in JNL
   Series Trust and JNL
   Variable Fund LLC,
   at market value
     (See Schedule
   of Investments)             $  56,823,449   $131,645,048 $  39,093,694  $   5,040,476 $  21,063,075 $  18,966,662
   Due from Jackson
   National Life
   Insurance Company                  30,157         47,788           484              -        17,297             -
   Receivable for                      2,241          6,184         9,331         28,514         5,317       147,940
   investments sold             -------------- ------------ -------------- ------------- ------------- --------------
                                  56,855,847    131,699,020    39,103,509      5,068,990    21,085,689    19,114,602
     Total Assets


Liabilities:

   Payable for investments
   purchased                          30,157         47,788           484              -        17,297             -
   Due to Jackson National
    Life Insurance Company             2,241          6,184         9,331         28,514         5,317       147,940
                                -------------- ------------ -------------- ------------- ------------- --------------
     Total Liabilities                32,398         53,972         9,815         28,514        22,614       147,940
                                -------------- ------------ -------------- ------------- ------------- --------------

Net Assets                      $ 56,823,449   $131,645,048 $  39,093,694   $  5,040,476  $ 21,063,075 $  18,966,662

Total Net Assets
Represented by:
   Number of units                 4,279,446     10,443,838     3,066,578        663,267     2,340,312     1,617,989
   outstanding                 ==============  ============ =============== ============= ============ ===============
   Unit value (net assets
   divided by
   units outstanding)           $      13.28   $      12.61 $       12.75   $       7.60  $      9.00  $       11.72
                               ==============  ============ =============== ============= ============ ===============




                             -----------------------------------------

                              JNL/First     JNL/First     JNL/First
                             Trust Global      Trust      Trust Target
                              Target 15      Target 25     Small-Cap
                             ------------- ------------- -------------
Assets:

   Investments in JNL
   Series Trust and JNL
   Variable Fund LLC,
   at market value
     (See Schedule
   of Investments)           $   5,038,680 $   3,569,048 $  7,728,252
   Due from Jackson
   National Life
   Insurance Company                     -             -          200
   Receivable for
   investments sold                 93,345        84,795      126,370
                             ------------- ------------- -------------
     Total Assets                5,132,025     3,653,843    7,854,822


Liabilities:

   Payable for investments
   purchased                             -             -           200
   Due to Jackson National
    Life Insurance Company          93,345        84,795       126,370
                             ------------- ------------- -------------
     Total Liabilities              93,345        84,795       126,570
                             ------------- ------------- -------------

Net Assets                    $  5,038,680  $  3,569,048  $   7,728,252

Total Net Assets
Represented by:
   Number of units                 588,686       458,998        521,580
   outstanding                ============= ============== =============
   Unit value (net assets
   divided by
   units outstanding)         $       8.56  $       7.78  $       14.82
                              ============= ============= =============


                See accompanying notes to financial statements.
                                       5



                      Jackson National Separate Account - I

                 Statement of Assets and Liabilities (continued)
                                December 31, 2000


                                                                         Portfolios
                                  -----------------------------------------------------------------------------------------
                                                     JNL/First
                                   JNL/First           Trust          JNL/First  JNL/First      JNL/First       JNL/First
                                     Trust        Pharmaceutical/       Trust      Trust      Trust Leading      Trust
                                   Technology       Healthcare        Financial    Energy         Brands      Communications
                                     Sector           Sector            Sector     Sector         Sector         Sector
                                  ------------- ---------------- ------------- -------------- -------------- ---------------
Assets:

   Investments in JNL Series
   Trust
    and JNL Variable Fund LLC,
    at market value
     (See Schedule of
     Investments)                 $ 20,077,023  $   17,461,634   $ 11,279,997  $  5,227,191  $  4,301,721   $   12,498,234
   Due from Jackson National
   Life
    Insurance Company                   43,099         128,751        579,172        98,064           164              578
   Receivable for investments
   sold                                  1,861             885            638           196       344,815            4,427
                                  ------------- ---------------- ------------- -------------- -------------- --------------
     Total Assets                   20,121,983      17,591,270     11,859,807     5,325,451     4,646,700       12,503,239


Liabilities:

   Payable for investments
   purchased                            43,099         128,751        579,172        98,064           164              578
   Due to Jackson National Life
    Insurance Company                    1,861             885            638           196       344,815            4,427
                                  ------------- ---------------- ------------- -------------- -------------- --------------
     Total Liabilities                  44,960         129,636        579,810        98,260       344,979            5,005
                                  ------------- ---------------- ------------- -------------- -------------- --------------


Net Assets                         $ 20,077,023  $   17,461,634   $ 11,279,997  $  5,227,191  $ 4,301,721   $   12,498,234
                                  ============= ================ ============= ============== ============= ==============

Total Net Assets Represented by:
   Number of units outstanding       1,683,181       1,311,066      1,008,606       357,749       426,052        1,158,100
                                  ============= ================ ============= ============== ============= ==============
   Unit value (net assets
   divided by
    units outstanding)            $       1.93  $       $13.32   $      11.18  $      14.61   $     10.10   $       10.79
                                  ============= ================ ============= ============== ============= ==============


                See accompanying notes to financial statements.
                                       6

                     Jackson National Separate Account - I

                             Statement of Operations
                          Year ended December 31, 2000


                                                                         Portfolios
                             ---------------------------------------------------------------------------------------------------
                                                           JNL/Eagle     JNL/Eagle      JNL/Janus                    JNL/Janus
                              JNL/Alger    JNL/Alliance      Core         SmallCap     Aggressive     JNL/Janus       Capital
                                Growth        Growth*       Equity         Equity        Growth       Balanced*       Growth
                             ------------ -------------- ------------- ------------- -------------- ------------- --------------
Net realized gain
   (loss) from sales
    of investments:

   Proceeds from sales       $ 88,982,173  $  1,011,188  $ 15,314,120   $ 19,330,132  $143,117,535   $  4,677,201  $161,259,648
   Cost of investments
   sold                        66,029,161     1,106,017    12,503,394     17,478,851    98,532,403      4,734,789   119,617,085
                             ------------ -------------- ------------- ------------- -------------- ------------- --------------
   Net realized gain
   (loss)from sales
    of investments             22,953,012       (94,829)    2,810,726      1,851,281    44,585,132        (57,588)   41,642,563

Change in net unrealized
   gain (loss) on
   investments:

   Unrealized gain
   beginning of year          109,223,729             -    12,725,469      8,385,650   242,173,790              -   236,103,075
   Unrealized gain
   (loss) end of year          28,221,140    (3,083,832)    9,563,888     (3,859,999)   46,234,297       (307,911)  (49,717,321)
                              ------------ -------------- ------------- ------------- -------------- ------------- --------------
   Change in net unrealized
    losson investments        (81,002,589)   (3,083,832)   (3,161,581)   (12,245,649) (195,939,493)      (307,911) (285,820,396)
                              ------------ -------------- ------------- ------------- -------------- ------------- --------------



Net loss on investments       (58,049,577)   (3,178,661)     (350,855)   (10,394,368) (151,354,361)      (365,499) (244,177,833)


Expenses:

   Administrative charge          577,967        10,464       109,090         98,752       936,219         12,396       874,045
   Mortality and expense
    risk charge                 4,816,389        87,197       909,080        822,932     7,801,822        103,301     7,283,707
                              ----------- -------------- ------------- ------------- -------------- ------------- --------------

   Total expenses               5,394,356        97,661     1,018,170        921,684     8,738,041        115,697     8,157,752
                              ----------- -------------- ------------- ------------- -------------- ------------- --------------

Decrease in net assets
   resulting from operations $(63,443,933) $ (3,276,322) $ (1,369,025)  $(11,316,052) $(160,092,402) $   (481,196) $(252,335,585)
                             ============  ============= ============== ============= ============== ============= ==============


-------------------------------------
* Period from May 1, 2000 (commencement of operations).


                See accompanying notes to financial statements.
                                       7

                      Jackson National Separate Account - I

                          Year ended December 31, 2000


                                                                                 Portfolios
                           ----------------------------------------------------------------------------------------------------
                             JNL/Janus                   JNL/Putnam     JNL/Putnam                      PPM        America/JNL
                              Global       JNL/Putnam   International     Midcap       JNL/Putnam    America/JNL    High Yield
                             Equities        Growth        Equity        Growth*      Value Equity    Balanced         Bond
                           ------------- -------------- ------------- -------------- -------------- ------------- --------------

Net realized gain
   (loss) from sales
   of investments:

   Proceeds from sales      $123,876,756 $   86,901,944 $  30,622,145 $    1,841,600 $  92,660,627  $ 41,854,925  $  39,820,900
   Cost of investments
   sold                       85,780,969     68,827,786    26,051,831      1,907,559    90,209,581    39,866,779     38,896,965
                           ------------- -------------- ------------- -------------- -------------- ------------- --------------
   Net realized gain
   (loss) from sales
    of investments           38,095,787     18,074,158     4,570,314        (65,959)    2,451,046     1,988,146        923,935


Change in net unrealized
 gain (loss) on
   investments:

   Unrealized gain
    beginning of year       226,263,009    112,672,910    26,552,259              -    11,400,330     9,179,603      5,389,211
   Unrealized gain
   (loss) end of year        61,131,094     16,852,263     6,559,796       (378,915)   30,650,121    18,754,404     (2,290,194)
                           ------------- -------------- ------------- -------------- -------------- ------------- --------------
   Change in net
   unrealized gain (loss)
    on investments          (165,131,915)   (95,820,647)  (19,992,463)      (378,915)   19,249,791     9,574,801     (7,679,405)
                            ------------- -------------- ------------- -------------- -------------- ------------- --------------


Net gain (loss) on
    investments             (127,036,128)   (77,746,489)  (15,422,149)      (444,874)   21,700,837    11,562,947     (6,755,470)


Expenses:

   Administrative charge         904,417        600,542       153,671          6,635       439,297       208,593        176,917
   Mortality and expense
    risk charge                7,536,807      5,004,517     1,280,592         55,288     3,660,811     1,738,272      1,474,311
                            ------------- -------------- ------------- -------------- -------------- ------------- --------------

   Total expenses              8,441,224      5,605,059     1,434,263         61,923     4,100,108     1,946,865      1,651,228
                            ------------- -------------- ------------- -------------- -------------- ------------- --------------

Increase (decrease)
   in net assets
   resulting from
   operations               $(135,477,352) $(83,351,548) $(16,856,412)  $   (506,797) $ 17,600,729  $  9,616,082   $ (8,406,698)
                            ============== ============= ============== ============= ============= ============== =============

-------------------------------------
* Period from May 1, 2000 (commencement of operations).




                 See accompanying notes to financial statements.
                                       8




                         --------------------------------------------------------------------------------------
                                                        Salomon
                                                      Brothers/JNL
                                                          U.S.         T. Rowe        T. Rowe
                              PPM          Salomon     Government     Price/JNL      Price/JNL      T. Rowe
                          America/JNL    Brothers/JNL  & Quality     Established      Mid-Cap      Price/JNL
                         Money Market    Global Bond      Bond         Growth         Growth         Value*
                         -------------- ------------- -------------- ------------- ------------- --------------
Net realized gain
   (loss) from sales
   of investments:

   Proceeds from sales   $293,994,278   $ 15,884,562  $ 36,032,507   $ 76,918,538  $ 66,867,654  $  1,678,837
   Cost of investments
   sold                   288,068,426     14,831,177    34,620,256     56,531,180    48,065,870     1,645,111
                         -------------- ------------- -------------- ------------- ------------- --------------
   Net realized gain
   (loss) from sales
    of investments          5,925,852      1,053,385     1,412,251     20,387,358    18,801,784        33,726


Change in net unrealized
 gain (loss) on
   investments:

   Unrealized gain
    beginning of year       2,681,676      2,818,188     1,131,586    100,306,409    78,830,004             -
   Unrealized gain
   (loss) end of year       2,900,756      5,539,679    10,016,508     75,224,884    78,900,402     1,148,529
   Change in net         -------------- ------------- -------------- ------------- ------------- --------------
   unrealized gain (loss)
    on investments            219,080      2,721,491     8,884,922    (25,081,525)       70,398     1,148,529
                         -------------- ------------- -------------- ------------- ------------- --------------


Net gain (loss) on
    investments             6,144,932      3,774,876    10,297,173     (4,694,167)   18,872,182     1,182,255




Expenses:

   Administrative charge      162,260         80,186       139,726        579,275       442,937         6,458
   Mortality and expense
    risk charge             1,352,170        668,220     1,164,386      4,827,292     3,691,143        53,814
                         -------------- ------------- -------------- ------------- ------------- --------------
   Total expenses           1,514,430        748,406     1,304,112      5,406,567     4,134,080        60,272
                         -------------- ------------- -------------- ------------- ------------- --------------

Increase (decrease)
   in net assets
   resulting from
   operations            $  4,630,502   $  3,026,470  $  8,993,061   $(10,100,734) $ 14,738,102  $  1,121,983
                         ============== ============= ============== ============= ============= ==============




                         -------------------------------------------



Net realized gain           JNL/S&P       JNL/S&P       JNL/S&P
   (loss) from sales     Conservative    Moderate      Aggressive
   of investments:          Growth I      Growth I       Growth I
                          ------------- -------------- -------------
   Proceeds from sales
   Cost of investments
   sold

   Net realized gain      $ 26,105,943  $ 28,356,835   $  9,693,819
   (loss) from sales
    of investments          24,312,186    25,975,727      8,948,239
                          ------------- -------------- -------------

Change in net unrealized
 gain (loss) on              1,793,757     2,381,108        745,580
   investments:

   Unrealized gain
    beginning of year
   Unrealized gain
   (loss) end of year
   Change in net
   unrealized gain (loss)    8,702,536    16,707,721      7,514,042
    on investments
                             3,561,081     2,893,624     (2,632,545)
                          ------------- -------------- -------------

Net gain (loss) on          (5,141,455)  (13,814,097)   (10,146,587)
    investments           ------------- -------------- -------------



                            (3,347,698)  (11,432,989)    (9,401,007)
Expenses:

   Administrative charge
   Mortality and expense
    risk charge

   Total expenses              157,113       255,416        103,705

                             1,309,276     2,128,464        864,209
Increase (decrease)       ------------- -------------- -------------
   in net assets             1,466,389     2,383,880        967,914
   resulting from         ------------- -------------- -------------
   operations


                          $             $              $
                          $ (4,814,087) $(13,816,869)  $(10,368,921)
                          ============= ============== =============



                See accompanying notes to financial statements.
                                       9

                      Jackson National Separate Account - I

                       Statement of Operations (continued)
                          Year ended December 31, 2000


                                                                   Portfolios
                            ----------------------------------------------------------------------------------------------------
                                                            JNL/S&P     JNL/First      JNL/First      JNL/First
                             JNL/S&P Very     JNL/S&P       Equity        Trust          Trust          Trust       JNL/First
                              Aggressive      Equity       Aggressive    The Dow        The Dow        The S&P     Trust Global
                              Growth I       Growth I      Growth I      Target 5      Target 10      Target 10     Target 15
                            ------------- -------------- ------------- -------------  ------------- -------------  -------------
Net realized gain
 (loss) from sales
 of investments:

   Proceeds from
    sales                    $  6,561,197  $  11,635,547  $  4,816,171  $  1,317,070   $  5,730,978  $  3,887,019   $  4,372,996
   Cost of
    investments sold            6,316,509     10,717,715     4,431,267     1,545,367      6,010,418     3,597,682      4,553,450
                            ------------- -------------- ------------- -------------  ------------- -------------  -------------
Net realized gain (loss)
  of investments                  244,688        917,832       384,904      (228,297)      (279,440)      289,337       (180,454)


Change in net unrealized
 gain (loss) on
 investments:

   Unrealized gain (loss)
   beginning of year            4,375,177     12,389,968     4,216,960      (356,596)      (371,340)      888,338          5,593
   Unrealized gain (loss)
     end of year               (7,188,708)    (9,636,772)   (3,135,211)      (89,409)     1,473,376     2,239,818        446,271
                             ------------- -------------- ------------- -------------  ------------- -------------  -------------

   Change in net
   unrealized gain (loss)
    on investments            (11,563,885)   (22,026,740)   (7,352,171)      267,187      1,844,716     1,351,480        440,678
                              ------------- -------------- ------------- -------------  ------------- -------------  -------------


Net gain (loss) on
  investments                 (11,319,197)   (21,108,908)   (6,967,267)       38,890      1,565,276     1,640,817        260,224


Expenses:

   Administrative charge           66,208        154,051        46,150         6,523         21,029        23,402          5,652
   Mortality and expense
     risk charge                  551,730      1,283,762       384,579        54,358        175,239       195,019         47,099
                              ------------- -------------- ------------- -------------  ------------- -------------  -------------

   Total expenses                 617,938      1,437,813       430,729        60,881        196,268       218,421         52,751
                              ------------- -------------- ------------- -------------  ------------- -------------  -------------

Increase (decrease) in
  net assets
  resulting from operations  $(11,937,135)  $(22,546,721) $ (7,397,996) $    (21,991)   $ 1,369,008   $ 1,422,396   $    207,473
                             ============== ============= ============= =============   ============  ============  ============

                See accompanying notes to financial statements.
                                       10




                            ---------------------------------------------------------------------------------------
                                            JNL/First     JNL/First      JNL/First       JNL/First     JNL/First
                              JNL/First        Trust         Trust          Trust           Trust         Trust
                                Trust         Target      Technology    Pharmaceutical/   Financial       Energy
                              Target 25      Small-Cap      Sector        Healthcare       Sector         Sector
                                                                           Sector
                            --------------- ---------------------------- --------------- --------------------------
Net realized gain
 (loss) from sales
 of investments:

   Proceeds from
    sales                  $  1,049,789   $  3,288,829   $ 5,182,968    $  3,321,831   $ 2,247,833   $ 1,694,427
   Cost of
    invesments                1,132,874      2,929,525     4,607,540       2,895,834     2,030,276     1,500,218
Net realized gain (loss)   -------------- -------------- -------------  -------------- ------------- --------------
  of investments                (83,085)       359,304       575,428         425,997       217,557       194,209

Change in net unrealized
 gain (loss) on
 investments:

   Unrealized gain (loss)      (108,245)       365,226     1,442,556          52,228       (49,516)       23,571
   beginning of year
   Unrealized gain (loss)       (21,347)     1,025,730    (6,228,962)      3,027,911     1,478,759       740,380
     end of year           -------------- -------------- -------------  -------------- ------------- --------------


   Change in net
   unrealized gain (loss)
    on investments               86,898        660,504    (7,671,518)      2,975,683     1,528,275       716,809
                           -------------- -------------- -------------  -------------- ------------- --------------


Net gain (loss) on
  investments                     3,813      1,019,808    (7,096,090)      3,401,680     1,745,832       911,018


Expenses:

   Administrative charge          4,274          8,372        29,482          16,286         9,288         3,716
   Mortality and expense
     risk charge                 35,619         69,765       245,685         135,718        77,397        30,970
                           -------------- -------------- -------------  -------------- ------------- --------------

   Total expenses                39,893         78,137       275,167         152,004        86,685        34,686
                           -------------- -------------- -------------  -------------- ------------- --------------

Increase (decrease) in
  net assets
  resulting from
  operations               $    (36,080)  $    941,671  $ (7,371,257)  $   3,249,676   $ 1,659,147   $   876,332
                           ============== ============= ============== =============== ============= =============









                          ---------------------------------
                              JNL/First       JNL/First
                                 Trust           Trust
                                Leading     Communications
                             Brands Sector      Sector

                          ------------------ --------------
Net realized gain
 (loss) from sales
 of investments:

   Proceeds from
    sales                  $    908,123      $  3,935,435
   Cost of
    invesments                  888,117         3,800,100
Net realized gain (loss)   ---------------   --------------
  of investments                 20,006           135,335

Change in net unrealized
 gain (loss) on
 investments:

   Unrealized gain (loss)
   beginning of year             (16,753)        1,148,944
   Unrealized gain (loss)
     end of year                 378,689        (4,004,110)
                           ---------------   --------------

   Change in net
   unrealized gain (loss)
    on investments              395,442        (5,153,054)
                           ---------------   --------------


Net gain (loss) on
  investments                   415,448        (5,017,719)


Expenses:

   Administrative charge          4,472            17,893
   Mortality and expense
     risk charge                 37,263           149,110
                           ---------------   --------------

   Total expenses                41,735           167,003
                           ---------------   --------------

Increase (decrease) in
  net assets
  resulting from
  operations                $   373,713    $   (5,184,722)
                           =============== ================



                See accompanying notes to financial statements.
                                       11

                      Jackson National Separate Account - I

                       Statements of Changes in Net Assets



                                                                          Portfolios
                            ----------------------------------------------------------------------------------------------------
                                     JNL/Alger            JNL/Alliance           JNL/Eagle                   JNL/Eagle
                                      Growth                Growth             Core Equity               SmallCap Equity
                            ---------------------------- -------------- ----------------------------- --------------------------

                                    Period from
                                     Year ended              May 1,              Year ended                  Year ended
                                    December 31,            2000* to             December 31,                December 31,
                                                          December 31,
                             ----------------------------                --------------------------------------------------------
                                 2000          1999           2000          2000           1999          2000  $        1999
                             -------------- ------------- -------------- ------------- -------------- -------------- ------------

Operations:

   Net realized gain
   (loss) from sales
    of investments           $ 22,953,012   $ 14,504,428  $    (94,829)  $  2,810,726  $  1,341,928  $  1,851,281   $  1,276,803

   Change in net
   unrealized gain(loss)
    on investments            (81,002,589)    57,386,082    (3,083,832)    (3,161,581)    8,588,371   (12,245,649)     6,888,343
   Administrative charge         (577,967)      (345,974)      (10,464)      (109,090)      (64,397)      (98,752)       (58,541)
   Mortality and expense
    risk charge                (4,816,389)    (2,883,119)      (87,197)      (909,080)     (536,640)     (822,932)      (487,841)
                             -------------- ------------- -------------- ------------- ------------- ------------- --------------

Increase (decrease)
 in net assets resulting
   from operations            (63,443,933)    68,661,417    (3,276,322)    (1,369,025)    9,329,262   (11,316,052)     7,618,764


Net deposits into
   Separate Account
   (Note 6)                    88,975,598    113,648,719    21,058,585     27,193,473    22,426,626    27,138,716     12,423,131
                             -------------- ------------- -------------- ------------- ------------- ------------- --------------

   Increase (decrease)
   in net assets               25,531,665    182,310,136    17,782,263     25,824,448    31,755,888    15,822,664     20,041,895


Net Assets:

   Beginning of period        335,295,473    152,985,337             -     60,605,605    28,849,717    51,840,941     31,799,046
                             -------------- ------------- -------------- ------------- ------------- ------------- --------------

   End of period             $360,827,138   $335,295,473  $ 17,782,263   $ 86,430,053  $ 60,605,605  $ 67,663,605   $ 51,840,941
                             ============== ============= ============== ============= ============= ============== =============


-------------------------------------
* Commencement of operations.


                See accompanying notes to financial statements.
                                       12



                             ----------------------------------------------------------------------------------------------------
                                 JNL/Janus Aggressive       JNL/Janus         JNL/Janus Capital            JNL/Janus Global
                                       Growth               Balanced               Growth                     Equities
                             ------------------------------------------- --------------------------------------------------------
                                                           Period from
                                                             May 1,
                                      Year ended            2000* to             Year ended                  Year ended
                                      December 31,         December 31,         December 31,                December 31,
                             ----------------------------                --------------------------------------------------------
                                  2000           1999           2000          2000           1999          2000           1999
                             -------------- ------------- -------------- ------------- ------------- ------------- --------------
Operations:

   Net realized gain
   (loss) from sales
    of investments           $ 44,585,132   $ 19,331,670  $    (57,588)  $ 41,642,563  $ 16,675,375  $ 38,095,787   $ 13,012,114

   Change in net
   unrealized gain(loss)
    on investments           (195,939,493)   192,686,429      (307,911)  (285,820,396)  203,117,274  (165,131,915)   175,673,849
   Administrative charge
   Mortality and expense         (936,219)      (414,275)      (12,396)     (874,045)      (317,305)     (904,417)      (464,650)
    risk charge                (7,801,822)    (3,452,288)     (103,301)   (7,283,707)    (2,644,211)   (7,536,807)    (3,872,079)
                             -------------- ------------- -------------- ------------- ------------- ------------- --------------
Increase (decrease)
 in net assets resulting
   from operations           (160,092,402)   208,151,536      (481,196)  (252,335,585)  216,831,133  (135,477,352)   184,349,234

Net deposits into
   Separate Account
   (Note 6)                   172,221,777    180,629,965    24,445,001    219,417,944   156,057,799   150,075,786    104,668,696
                             --------------- ------------- -------------- ------------- ------------- ------------- --------------
   Increase (decrease)
   in net assets               12,129,375    388,781,501    23,963,805   (32,917,641)   372,888,932    14,598,434    289,017,930

Net Assets:

   Beginning of period        529,827,527    141,046,026             -    477,833,508   104,944,576   512,998,336    223,980,406
                             -------------- ------------- -------------- ------------- ------------- ------------- --------------
   End of period             $541,956,902   $529,827,527  $ 23,963,805   $444,915,867  $477,833,508  $527,596,770   $512,998,336
                             ============== ============= ============== ============= ============= ============== =============





                             -----------------------------
                                       JNL/Putnam
                                        Growth
                             -----------------------------


                                      Year ended
                                     December 31,
                             -----------------------------
                                    2000          1999
                              -------------- -------------

Operations:

   Net realized gain
   (loss) from sales
    of investments            $ 18,074,158   $ 11,530,773

   Change in net
   unrealized gain(loss)
    on investments             (95,820,647)    67,332,868
   Administrative charge
   Mortality and expense          (600,542)      (387,629)
    risk charge                 (5,004,517)    (3,230,242)
                              -------------- -------------
Increase (decrease)
 in net assets resulting
   from operations             (83,351,548)    75,245,770

Net deposits into
   Separate Account
   (Note 6)                     70,831,709    127,343,652
                             - -------------- ------------
   Increase (decrease)
   in net assets               (12,519,839)   202,589,422

Net Assets:

   Beginning of period         378,986,799    176,397,377
                              -------------- -------------
   End of period              $366,466,960     378,986,799
                              ============== =============




                See accompanying notes to financial statements.
                                       13

                      Jackson National Separate Account - I



                                                                          Portfolios
                            ----------------------------------------------------------------------------------------------------
                                                           JNL/Putnam
                                     JNL/Putnam              Midcap              JNL/Putnam               PPM America/JNL
                                International Equity         Growth             Value Equity                  Balanced
                            ---------------------------- -------------- --------------------------------------------------------
                                                          Period from
                                                             May 1,
                                    Year ended              2000* to             Year ended                  Year ended
                                   December 31,           December 31,           December 31,                December 31,
                            ----------------------------                --------------------------------------------------------
                                2000          1999           2000          2000           1999          2000          1999
                            -------------- ------------- -------------- ------------- ------------- -------------- -------------
Operations:

   Net realized gain
    (loss) from sales
    of investments          $  4,570,314   $  4,323,428  $    (65,959)  $  2,451,046  $  5,053,732  $  1,988,146   $  2,988,530
   Change in net
   unrealized gain
    (loss) on investments    (19,992,463)    19,046,358      (378,915)    19,249,791   (13,216,467)    9,574,801     (4,138,295)
   Administrative charge        (153,671)      (112,027)       (6,635)      (439,297)     (367,974)     (208,593)      (183,546)
   Mortality and expense
    risk charge               (1,280,592)      (933,559)      (55,288)    (3,660,811)   (3,066,453)   (1,738,272)    (1,529,546)
                            -------------- ------------- -------------- ------------- ------------- -------------- -------------

Increase (decrease)
in net assets resulting
   from operations           (16,856,412)    22,324,200      (506,797)    17,600,729   (11,597,162)    9,616,082     (2,862,857)


Net deposits into
(withdrawals from)
   Separate Account (Note 6)  29,653,711      9,250,751    18,561,533     33,427,932    99,135,447     1,229,667     48,917,379
                            -------------- ------------- -------------- ------------- ------------- -------------- -------------

   Increase (decrease)
    in net assets             12,797,299     31,574,951    18,054,736     51,028,661    87,538,285    10,845,749     46,054,522


Net Assets:

   Beginning of period        96,567,292     64,992,341             -    276,023,537   188,485,252   140,146,319     94,091,797
                            -------------- ------------- -------------- ------------- ------------- -------------- -------------

   End of period             $109,364,591   $ 96,567,292  $ 18,054,736   $327,052,198  $276,023,537  $150,992,068   $140,146,319
                            ============== ============= ============== ============= ============= ============== =============

-------------------------------------
* Commencement of operations.



                See accompanying notes to financial statements.
                                       14



                            --------------------------------------------------------------------------------------

                                   PPM America/JNL             PPM America/JNL            Salomon Brothers/JNL
                                   High Yield Bond               Money Market                 Global Bond
                            --------------------------------------------------------- ----------------------------
                                     Year ended                   Year ended                   Year ended
                                     December 31,                 December 31,                 December 31,
                            --------------------------------------------------------- ----------------------------
                                 2000           1999          2000          1999           2000          1999
                            -------------- ------------- -------------- ------------- ------------- --------------

Operations:

   Net realized gain
    (loss) from sales
    of investments          $    923,935   $  1,735,412  $  5,925,852   $  2,830,042  $  1,053,385  $    785,090
   Change in net
   unrealized gain
    (loss) on investments     (7,679,405)      (619,648)      219,080      1,233,615     2,721,491       167,738
   Administrative charge        (176,917)      (170,416)     (162,260)      (131,686)      (80,186)      (69,953)
   Mortality and expense
    risk charge               (1,474,311)    (1,420,138)   (1,352,170)    (1,097,388)     (668,220)     (582,945)
                            -------------- ------------- -------------- ------------- ------------- --------------

Increase (decrease)
in net assets resulting
   from operations            (8,406,698)      (474,790)    4,630,502      2,834,583     3,026,470       299,930


Net deposits into
(withdrawals from)
   Separate Account (Note 6)  (7,039,193)    30,401,604   (34,494,602)    76,639,607     1,918,165    10,341,124
                            -------------- ------------- -------------- ------------- ------------- --------------

   Increase (decrease)
    in net assets            (15,445,891)    29,926,814   (29,864,100)    79,474,190     4,944,635    10,641,054


Net Assets:

   Beginning of period       125,925,909     95,999,095   131,897,573     52,423,383    51,596,888    40,955,834
                            -------------- ------------- -------------- ------------- ------------- --------------

   End of period            $110,480,018   $125,925,909  $102,033,473   $131,897,573  $ 56,541,523  $ 51,596,888
                            ============== ============= ============== ============= ============= ==============






                           -----------------------------
                               Salomon Brothers/JNL
                                  U.S. Government
                                   & Quality Bond
                            ----------------------------
                                     Year ended
                                     December 31,
                            ----------------------------
                                 2000          1999
                            ------------- --------------
Operations:

   Net realized gain
    (loss) from sales
    of investments          $  1,412,251  $    943,653
   Change in net
   unrealized gain
    (loss) on investments      8,884,922    (2,884,667)
   Administrative charge        (139,726)     (124,766)
   Mortality and expense
    risk charge               (1,164,386)   (1,039,716)
                            ------------- --------------

Increase (decrease)
in net assets resulting
   from operations             8,993,061    (3,105,496)


Net deposits into
(withdrawals from)
   Separate Account (Note 6)   3,797,036    34,897,943
                            ------------- --------------

   Increase (decrease)
    in net assets             12,790,097    31,792,447


Net Assets:

   Beginning of period        91,843,037    60,050,590
                            ------------- --------------

   End of period            $104,633,134  $ 91,843,037
                            ============= ==============





                See accompanying notes to financial statements.
                                       15

                      Jackson National Separate Account - I


                                                                                 Portfolios
                             ----------------------------------------------------------------------------------------------------
                                                                                         T.Rowe              JNL/S&P
                                 T. Rowe Price/JNL            T. Rowe Price/JNL         Price/JNL           Conservative
                                 Established Growth             Mid-Cap Growth            Value               Growth I
                             ---------------------------- ---------------------------- -------------- ---------------------------
                                                                                       Period from
                                                                                          May 1,
                                     Year ended                   Year ended             2000* to            Year ended
                                    December 31,                 December 31,          December 31,         December 31,
                             --------------------------- ----------------------------               ----------------------------
                                 2000          1999           2000          1999           2000          2000          1999
                              ----------------------------------------- ------------- -------------- ------------- --------------
Operations:

   Net realized gain
    from sales
    of investments           $ 20,387,358   $ 10,546,093  $ 18,801,784   $ 10,122,957  $     33,726  $  1,793,757   $    410,428
   Change in net
   unrealized gain
    (loss) on investments     (25,081,525)    46,893,136        70,398     36,745,279     1,148,529    (5,141,455)     8,031,573
   Administrative charge         (579,275)      (394,166)     (442,937)      (299,680)       (6,458)     (157,113)       (58,172)
   Mortality and expense
    risk charge                (4,827,292)    (3,284,716)   (3,691,143)    (2,497,330)      (53,814)   (1,309,276)      (484,763)
                             -------------- ------------- -------------- ------------- -------------- -------------- -------------

Increase (decrease) in
   net assets resulting
   from operations            (10,100,734)    53,760,347    14,738,102     44,071,226     1,121,983    (4,814,087)     7,899,066
Net deposits into
   Separate Account (Note 6)   66,762,054     76,788,122    77,861,372     31,804,210    14,444,896    69,915,246     53,810,357
                             -------------- ------------- -------------- ------------- -------------- -------------- -------------

   Increase in net assets      56,661,320    130,548,469    92,599,474     75,875,436    15,566,879    65,101,159     61,709,423

Net Assets:
   Beginning of period        340,029,734    209,481,265   250,671,707    174,796,271             -    71,738,122     10,028,699
                             -------------- ------------- -------------- ------------- -------------- -------------- -------------

   End of period             $396,691,054   $340,029,734  $343,271,181   $250,671,707  $ 15,566,879  $136,839,281   $ 71,738,122
                             ============== ============= ============== ============= ============= ============== =============

-------------------------------------
* Commencement of operations.




                See accompanying notes to financial statements.
                                       16




                             ---------------------------------------------------------------------------------------
                                                                                                JNL/S&P
                                       JNL/S&P                     JNL/S&P                        Very
                                      Moderate                    Aggressive                   Aggressive
                                      Growth I                     Growth I                     Growth I
                             --------------------------------------------------------- ----------------------------
                                     Year ended                   Year ended                   Year ended
                                    December 31,                 December 31,                 December 31,
                             --------------------------------------------------------- ----------------------------
                                 2000           1999          2000          1999           2000          1999
                             -------------- ------------- -------------- ------------- -------------- --------------
Operations:

   Net realized gain
    from sales
    of investments           $  2,381,108   $    801,493  $    745,580   $    289,918  $    244,688  $    930,472
   Change in net
   unrealized gain
    (loss) on investments     (13,814,097)    15,557,443   (10,146,587)     7,085,288   (11,563,885)    4,123,254
   Administrative charge         (255,416)       (82,185)     (103,705)       (26,906)      (66,208)      (13,750)
   Mortality and expense
    risk charge                (2,128,464)      (684,875)     (864,209)      (224,219)     (551,730)     (114,581)
                             -------------- ------------- -------------- ------------- -------------- --------------

Increase (decrease) in
   net assets resulting
   from operations            (13,816,869)    15,591,876   (10,368,921)     7,124,081   (11,937,135)    4,925,395
Net deposits into
   Separate Account (Note 6)  122,407,048     81,105,914    61,013,373     28,570,413    45,372,045    16,021,600
                             -------------- ------------- -------------- ------------- -------------- --------------

   Increase in net assets     108,590,179     96,697,790    50,644,452     35,694,494    33,434,910    20,946,995

Net Assets:
   Beginning of period        109,308,727     12,610,937    40,119,405      4,424,911    23,388,539     2,441,544
                             -------------- ------------- -------------- ------------- -------------- --------------

   End of period             $217,898,906   $109,308,727  $ 90,763,857   $ 40,119,405  $ 56,823,449  $ 23,388,539
                             ============== ============= ============== ============= ============= ==============



                             ----------------------------

                                      JNL/S&P
                                       Equity
                                      Growth I
                             ----------------------------
                                     Year ended
                                    December 31,
                             ----------------------------
                                 2000          1999
                              ------------- -------------
Operations:

   Net realized gain
    from sales
    of investments           $    917,832  $    667,025
   Change in net
   unrealized gain
    (loss) on investments     (22,026,740)   11,831,602
   Administrative charge         (154,051)      (37,406)
   Mortality and expense
    risk charge                (1,283,762)     (311,718)
                              ------------- -------------

Increase (decrease) in
   net assets resulting
   from operations            (22,546,721)   12,149,503
Net deposits into
   Separate Account (Note 6)   94,779,487    42,226,172
                              ------------- -------------

   Increase in net assets      72,232,766    54,375,675

Net Assets:
   Beginning of period         59,412,282     5,036,607
                              ------------- -------------

   End of period             $131,645,048  $ 59,412,282
                             ============= ==============




                See accompanying notes to financial statements.
                                       17

                      Jackson National Separate Account - I


                                                                          Portfolios
                                     --------------------------------------------------------------------------------------
                                          JNL/S&P Equity               JNL/First Trust             JNL/First Trust
                                        Aggressive Growth I            The Dow Target 5            The Dow Target 10
                                     ---------------------------- ---------------------------- ----------------------------
                                                                                 Period from                   Period from
                                             Year ended                            July 2,                       July 2,
                                            December 31,            Year ended    1999* to       Year ended      1999* to
                                     ----------------------------  December 31,  December 31,    December 31,  December 31,
                                          2000          1999           2000          1999           2000          1999
                                     ------------- -------------- -------------- ------------- -------------- -------------
Operations:
   Net realized gain (loss) from
   sales
    of investments                   $    384,904   $    356,680  $   (228,297)  $   (128,763) $   (279,440) $   (105,449)
   Change in net unrealized gain
   (loss) on
    investments                        (7,352,171)     3,842,848       267,187       (356,596)    1,844,716      (371,340)
   Administrative charge                  (46,150)       (12,419)       (6,523)        (1,543)      (21,029)       (2,977)
   Mortality and expense risk charge     (384,579)      (103,494)      (54,358)       (12,863)     (175,239)      (24,814)
                                     -------------- ------------- -------------- ------------- -------------- -------------

Increase (decrease) in net assets
   resulting from operations           (7,397,996)     4,083,615       (21,991)      (499,765)    1,369,008      (504,580)

Net deposits into Separate Account
   (Note 6)                            28,443,353     10,727,796     1,211,547      4,350,685    11,907,680     8,290,967
                                     -------------- ------------- -------------- ------------- -------------- -------------

   Increase in net assets              21,045,357     14,811,411     1,189,556      3,850,920    13,276,688     7,786,387

Net Assets:
   Beginning of period                 18,048,337      3,236,926     3,850,920              -     7,786,387             -
                                     -------------- ------------- -------------- ------------- -------------- -------------

   End of period                      $ 39,093,694   $ 18,048,337  $  5,040,476   $  3,850,920  $ 21,063,075  $  7,786,387
                                     ============== ============= ============== ============= ============= ==============



-------------------------------------
* Commencement of operations.



                See accompanying notes to financial statements.
                                       18



                                    ----------------------------------------------------------
                                          JNL/First Trust              JNL/First Trust
                                         The S&P Target 10            Global Target 15
                                    ---------------------------------------------------------
                                                   Period from                  Period from
                                                     July 2,                      July 2,
                                     Year ended      1999* to     Year ended     1999* to
                                    December 31,  December  31,  December 31,   December 31,
                                        2000           1999          2000          1999
                                    -------------- -------------- ------------- -------------

Operations:
   Net realized gain (loss) from
   sales
    of investments                  $    289,337   $     65,800   $  (180,454)  $    (34,703)
   Change in net unrealized gain
   (loss) on
    investments                        1,351,480        888,338       440,678          5,593
   Administrative charge                 (23,402)        (2,852)       (5,652)        (1,071)
   Mortality and expense risk charge    (195,019)       (23,766)      (47,099)        (8,923)
                                    -------------- -------------- ------------- -------------

Increase (decrease) in net assets
   resulting from operations           1,422,396        927,520       207,473        (39,104)

Net deposits into Separate Account     8,354,598      8,262,148     2,796,904      2,073,407
   (Note 6)                         -------------- -------------- ------------- -------------


   Increase in net assets              9,776,994      9,189,668     3,004,377      2,034,303

Net Assets:
   Beginning of period                 9,189,668            - -     2,034,303            - -
                                    -------------- -------------- ------------- -------------

   End of period                    $ 18,966,662   $  9,189,668  $  5,038,680   $  2,034,303
                                    ============== ============= ============== =============




                                    ---------------------------------------------------------
                                          JNL/First Trust              JNL/First Trust
                                             Target 25                    Small-Cap
                                    ---------------------------- ----------------------------
                                                  Period from                  Period from
                                                    July 2,                      July 2,
                                     Year ended     1999* to      Year ended     1999* to
                                    December 31,  December 31,  December  31,  December 31,
                                        2000          1999           2000          1999
                                    -------------- ------------- -------------- -------------
Operations:
   Net realized gain (loss) from
   sales
    of investments                  $    (83,085)  $   (98,400)  $    359,304   $   154,302
   Change in net unrealized gain
   (loss) on
    investments                           86,898      (108,245)       660,504       365,226
   Administrative charge                  (4,274)       (1,043)        (8,372)       (1,119)
   Mortality and expense risk charge     (35,619)       (8,689)       (69,765)       (9,321)
                                    -------------- ------------- -------------- -------------

Increase (decrease) in net assets
   resulting from operations             (36,080)     (216,377)       941,671       509,088

Net deposits into Separate Account     1,748,672     2,072,833      4,685,913     1,591,580
   (Note 6)                         -------------- ------------- -------------- -------------


   Increase in net assets              1,712,592     1,856,456      5,627,584     2,100,668

Net Assets:
   Beginning of period                 1,856,456            --      2,100,668            --
                                    -------------- ------------- -------------- -------------

   End of period                    $  3,569,048  $  1,856,456   $  7,728,252   $ 2,100,668
                                    ============= ============== ============== =============



                      Jackson National Separate Account - I


                                                                          Portfolios
                                     --------------------------------------------------------------------------------------
                                                                        JNL/First Trust
                                          JNL/First Trust               Pharmaceutical/             JNL/First Trust
                                         Technology Sector             Healthcare Sector            Financial Sector
                                     ---------------------------- ---------------------------- ----------------------------
                                                    Period from                  Period from                 Period from
                                                      July 2,                      July 2,                     July 2,
                                      Year ended     1999* to      Year ended     1999* to      Year ended     1999* to
                                     December 31,    December 31,  December 31,  December 31,  December 31,  December 31,
                                         2000          1999           2000          1999           2000          1999
                                     ------------- -------------- ------------- -------------- ------------- --------------

Operations:
   Net realized gain (loss) from
   sales
    of investments                   $    575,428   $    328,642  $    425,997   $    (18,150) $    217,557   $   (57,631)
   Change in net unrealized gain
   (loss) on
    investments                        (7,671,518)     1,442,556     2,975,683         52,228     1,528,275       (49,516)
   Administrative charge                  (29,482)        (2,164)      (16,286)        (1,544)       (9,288)       (1,179)
   Mortality and expense risk charge     (245,685)       (18,030)     (135,718)       (12,871)      (77,397)       (9,823)
                                     -------------- ------------- -------------- ------------- -------------- --------------

Increase (decrease) in net assets
   resulting from operations           (7,371,257)     1,751,004     3,249,676         19,663     1,659,147      (118,149)

Net deposits into Separate Account
   (Note 6)                            19,615,618      6,081,658    10,165,487      4,026,808     7,123,864     2,615,135
                                     -------------- ------------- -------------- ------------- -------------- --------------

   Increase in net assets              12,244,361      7,832,662    13,415,163      4,046,471     8,783,011     2,496,986

Net Assets:

   Beginning of period                  7,832,662              -     4,046,471              -     2,496,986             -
                                     -------------- ------------- -------------- ------------- -------------- --------------
   End of period                     $ 20,077,023   $  7,832,662  $ 17,461,634   $  4,046,471  $ 11,279,997   $ 2,496,986
                                     ============== ============= ============== ============= ============== ==============


                See accompanying notes to financial statements.
                                       20



-------------------------------------
* Commencement of operations.


                                     --------------------------------------------------------------------------------------
                                           JNL/First Trust              JNL/First Trust              JNL/First Trust
                                            Energy Sector            Leading Brands Sector        Communications Sector
                                     --------------------------------------------------------- ----------------------------
                                                    Period from                  Period from                 Period from
                                                      July 2,                      July 2,                     July 2,
                                      Year ended      1999* to     Year ended     1999* to      Year ended     1999* to
                                     December 31,   December 31,   December 31,  December 31,  December 31,  December 31,
                                         2000           1999          2000          1999           2000          1999
                                     -------------- ------------ --------------- ------------- ------------ ---------------
Operations:
   Net realized gain (loss) from
   sales
    of investments                   $    194,209   $    (29,114)  $    20,006   $    (19,706) $    135,335  $    318,354
   Change in net unrealized gain
   (loss) on
    investments                           716,809         23,571       395,442        (16,753)   (5,153,054)    1,148,944
   Administrative charge                   (3,716)          (877)       (4,472)        (1,047)      (17,893)       (1,592)
   Mortality and expense risk charge      (30,970)        (7,306)      (37,263)        (8,725)     (149,110)      (13,265)
                                     -------------- ------------ --------------- ------------- ------------ ---------------

Increase (decrease) in net assets
   resulting from operations              876,332        (13,726)      373,713        (46,231)   (5,184,722)    1,452,441

Net deposits into Separate Account
   (Note 6)                             3,589,222        775,363     2,256,306      1,717,933    12,634,822     3,595,693
                                     -------------- ------------ --------------- ------------- ------------ ---------------

   Increase in net assets               4,465,554        761,637     2,630,019      1,671,702     7,450,100     5,048,134

Net Assets:

   Beginning of period                    761,637              -     1,671,702              -     5,048,134             -
                                     -------------- ------------ --------------- ------------- ------------ ---------------
   End of period                     $  5,227,191   $    761,637  $  4,301,721   $  1,671,702  $ 12,498,234  $  5,048,134
                                     ============== ============= ============== ============= ============= ==============


                      Jackson National Separate Account - I

                             Schedule of Investments
                                December 31, 2000



                                                                           Number                           Market
                                                                          of Shares         Cost             Value
JNL Series Trust                                                       -------------- ---------------  ----------------
----------------
JNL/Alger Growth                                                           19,420,190  $  332,605,998   $  360,827,138
JNL/Alliance Growth                                                         1,312,344      20,866,095       17,782,263
JNL/Eagle Core Equity                                                       5,331,897      76,866,165       86,430,053
JNL/Eagle SmallCap Equity                                                   4,765,043      71,523,604       67,663,605
JNL/Janus Aggressive Growth                                                20,328,466     495,722,605      541,956,902
JNL/Janus Balanced                                                          2,473,045      24,271,716       23,963,805
JNL/Janus Capital Growth                                                   18,892,394     494,633,188      444,915,867
JNL/Janus Global Equities                                                  20,315,625     466,465,676      527,596,770
JNL/Putnam Growth                                                          15,995,939     349,614,697      366,466,960
JNL/Putnam International Equity                                             8,942,321     102,804,795      109,364,591
JNL/Putnam Midcap Growth                                                    1,823,711      18,433,651       18,054,736
JNL/Putnam Value Equity                                                    18,394,387     296,402,077      327,052,198
PPM America/JNL Balanced                                                   11,499,777     132,237,664      150,992,068
PPM America/JNL High Yield Bond                                            12,846,514     112,770,212      110,480,018
PPM America/JNL Money Market                                              102,033,473      99,132,717      102,033,473
Salomon Brothers/JNL Global Bond                                            5,457,676      51,001,844       56,541,523
Salomon Brothers/JNL U.S. Government & Quality Bond                         9,555,537      94,616,626      104,633,134
T. Rowe Price/JNL Established Growth                                       21,168,146     321,466,170      396,691,054
T. Rowe Price/JNL Mid-Cap Growth                                           14,625,956     264,370,779      343,271,181
T. Rowe Price/JNL Value                                                     1,397,386      14,418,350       15,566,879
JNL/S&P Conservative Growth I                                              11,576,927     133,278,200      136,839,281
JNL/S&P Moderate Growth I                                                  17,615,110     215,005,282      217,898,906
JNL/S&P Aggressive Growth I                                                 7,057,843      93,396,402       90,763,857
JNL/S&P Very Aggressive Growth I                                            4,344,300      64,012,157       56,823,449
JNL/S&P Equity Growth I                                                    10,456,318     141,281,820      131,645,048
JNL/S&P Equity Aggressive Growth I                                          3,102,674      42,228,905       39,093,694

JNL Variable Fund LLC

JNL/First Trust  The Dow Target 5                                             649,546       5,129,885        5,040,476
JNL/First Trust  The Dow Target 10                                          2,291,956      19,589,699       21,063,075
JNL/First Trust  The S&P Target 10                                          1,584,516      16,726,844       18,966,662
JNL/First Trust Global Target 15                                              576,508       4,592,409        5,038,680
JNL/First Trust  Target 25                                                    449,502       3,590,395        3,569,048
JNL/First Trust  Target Small-Cap                                             510,790       6,702,522        7,728,252
JNL/First Trust  Technology Sector                                          1,648,360      26,305,985       20,077,023
JNL/First Trust  Pharmaceutical/Healthcare Sector                           1,283,944      14,433,723       17,461,634
JNL/First Trust  Financial Sector                                             987,741       9,801,238       11,279,997
JNL/First Trust  Energy Sector                                                350,348       4,486,811        5,227,191
JNL/First Trust  Leading Brands Sector                                        417,238       3,923,032        4,301,721
JNL/First Trust  Communications Sector                                      1,134,141      16,502,344       12,498,234


                      Jackson National Separate Account - I

                          Notes to Financial Statements


Note 1 - Organization

         Jackson National Life Insurance Company ("JNL") established Jackson National Separate Account - I (the "Separate Account") on June 14, 1993. The Separate Account commenced operations on October 16, 1995, and is registered under the Investment Company Act of 1940 as a unit investment trust. The Separate Account receives and invests net premiums for individual flexible premium variable annuity contracts issued by JNL. The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment. The Separate Account currently contains thirty-eight Portfolios, each of which invests in the following series of mutual funds:

                  JNL Series Trust

                  JNL/Alger Growth Series
                  JNL/Alliance Growth Series
                  JNL/Eagle Core Equity Series
                  JNL/Eagle SmallCap Equity Series
                  JNL/Janus Aggressive Growth Series
                  JNL/Janus Balanced Series
                  JNL/Janus Capital Growth Series
                  JNL/Janus Global Equities Series
                  JNL/Putnam Growth Series
                  JNL/Putnam International Equity Series
                  JNL/Putnam Midcap Growth Series
                  JNL/Putnam Value Equity Series
                  PPM America/JNL Balanced Series
                  PPM America/JNL High Yield Bond Series
                  PPM America/JNL Money Market Series
                  Salomon Brothers/JNL Global Bond Series
                  Salomon Brothers/JNL U.S. Government & Quality Bond Series
                  T. Rowe Price/JNL Established Growth Series
                  T. Rowe Price/JNL Mid-Cap Growth Series
                  T. Rowe Price/JNL Value Series
                  JNL/S&P Conservative Growth Series I
                  JNL/S&P Moderate Growth Series I
                  JNL/S&P Aggressive Growth Series I
                  JNL/S&P Very Aggressive Growth Series I
                  JNL/S&P Equity Growth Series I
                  JNL/S&P Equity Aggressive Growth Series I

                                       26
                      Jackson National Separate Account - I

                    Notes to Financial Statements (continued)


Note 1 - Organization (continued)

                  JNL Variable Fund LLC

                  JNL/First Trust The Dow Target 5 Series
                  JNL/First Trust The Dow Target 10 Series
                  JNL/First Trust The S&P Target 10 Series
                  JNL/First Trust Global Target 15 Series
                  JNL/First Trust Target 25 Series
                  JNL/First Trust Target Small-Cap Series
                  JNL/First Trust Technology Sector Series
                  JNL/First Trust Pharmaceutical/Healthcare Sector Series JNL/First Trust Financial Sector Series
                  JNL/First Trust Energy Sector Series
                  JNL/First Trust Leading Brands Sector Series
                  JNL/First Trust Communications Sector Series

         Jackson National Financial Services, LLC, a wholly-owned subsidiary of JNL, serves as investment adviser for all the Series.

Note 2 - Significant Accounting Policies

         The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investments

                  The Separate Account's investments in the corresponding series of mutual funds ("Series") are stated at the net asset values of the respective series. The average cost method is used in determining the cost of the shares sold on withdrawals by the Separate Account. Investments in the Series are recorded on trade date. The Separate Account does not record dividend income as the Series follow the accounting practice known as consent dividending, whereby all net investment income and realized gains are treated as being distributed to the Separate Account and are immediately reinvested in the Series.

                      Jackson National Separate Account - I

Note 2 - Significant Accounting Policies (continued)

         Federal Income Taxes

                  The operations of the Separate Account are included in the federal income tax return of JNL, which is taxed as a "life insurance company" under the provisions of the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account. Therefore, no federal income tax has been provided.

Note 3 - Policy Charges

         Charges are deducted from the Separate Account to compensate JNL for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts.

         Contract Maintenance Charge

                  An annual contract maintenance charge of $35 is charged against each contract to reimburse JNL for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary of the contract date that occurs on or prior to the annuity date. The charge is deducted by redeeming units. For the period ended December 31, 2000, $1,289,288 in contract maintenance charges were assessed.

         Transfer Fee Charge

                  A transfer fee of $25 will apply to transfers made by contract holders between the portfolios and between the portfolios and the general account in excess of 15 transfers in a contract year. JNL may waive the transfer fee in connection with pre-authorized automatic transfer programs, or in those states where a lesser fee is required.

                  This fee will be deducted from contract values which remain in the portfolio(s) from which the transfers were made. If such remaining contract value is insufficient to pay the transfer fee, then the fee will be deducted from transferred contract values. For the period ended December 31, 2000, $57,506 in transfer fees were assessed.

         Surrender or Contingent Deferred Sales Charge

                  During the first seven contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract. The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contracts. The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of

                      Jackson National Separate Account - I

Note 3 - Policy Charges (continued)

         Surrender or Contingent Deferred Sales Charge (continued)

                  withdrawals in a calendar year. The surrender charges are assessed by JNL and withheld from the proceeds of the withdrawals. For the period ended December 31, 2000, $5,795,041 in surrender charges were assessed.

         Insurance Charges

                  JNL deducts a daily charge from the assets of the Separate Account equivalent to an annual rate of 1.25% for the assumption of mortality and expense risks. The mortality risk assumed by JNL is that the insured may receive benefits greater than those anticipated by JNL. The expense risk assumed by JNL is that the costs of administering the contracts of the Separate Account will exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

                  JNL deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%. The administration charge is designed to reimburse JNL for administrative expenses related to the Separate Account and the issuance and maintenance of contracts.

                      Jackson National Separate Account - I

Note 4 - Purchases and Sales of Investments

         For the period ended December 31, 2000, purchases and proceeds from sales of investments are as follows:


                                                                                            Proceeds
JNL Series Trust                                                           Purchases       from Sales
----------------                                                        ---------------- ----------------

JNL/Alger Growth                                                        $   172,563,415  $   88,982,173
JNL/Alliance Growth                                                          21,972,112       1,011,188
JNL/Eagle Core Equity                                                        41,489,423      15,314,120
JNL/Eagle SmallCap Equity                                                    45,547,164      19,330,132
JNL/Janus Aggressive Growth                                                 306,601,271     143,117,535
JNL/Janus Balanced                                                           29,006,505       4,677,201
JNL/Janus Capital Growth                                                    372,519,840     161,259,648
JNL/Janus Global Equities                                                   265,511,318     123,876,756
JNL/Putnam Growth                                                           152,128,594      86,901,944
JNL/Putnam International Equity                                              58,841,593      30,622,145
JNL/Putnam Midcap Growth                                                     20,341,210       1,841,600
JNL/Putnam Value Equity                                                     121,988,451      92,660,627
PPM America/JNL Balanced                                                     41,137,727      41,854,925
PPM America/JNL High Yield Bond                                              31,130,479      39,820,900
PPM America/JNL Money Market                                                257,985,246     293,994,278
Salomon Brothers/JNL Global Bond                                             17,054,321      15,884,562
Salomon Brothers/JNL U.S. Government & Quality Bond                          38,525,431      36,032,507
T. Rowe Price/JNL Established Growth                                        138,274,025      76,918,538
T. Rowe Price/JNL Mid-Cap Growth                                            140,594,946      66,867,654
T. Rowe Price/JNL Value                                                      16,063,461       1,678,837
JNL/S&P Conservative Growth I                                                94,554,800      26,105,943
JNL/S&P Moderate Growth I                                                   148,380,003      28,356,835
JNL/S&P Aggressive Growth I                                                  69,739,278       9,693,819
JNL/S&P Very Aggressive Growth I                                             51,315,304       6,561,197
JNL/S&P Equity Growth I                                                     104,977,221      11,635,547
JNL/S&P Equity Aggressive Growth I                                           32,828,795       4,816,171

JNL Variable Fund LLC
---------------------

JNL/First Trust  The Dow Target 5                                             2,467,736       1,317,070
JNL/First Trust  The Dow Target 10                                           17,442,390       5,730,978
JNL/First Trust  The S&P Target 10                                           12,023,196       3,887,019
JNL/First Trust Global Target 15                                              7,117,149       4,372,996
JNL/First Trust  Target 25                                                    2,758,568       1,049,789
JNL/First Trust  Target Small-Cap                                             7,896,605       3,288,829
JNL/First Trust  Technology Sector                                           24,523,419       5,182,968
JNL/First Trust  Pharmaceutical/Healthcare Sector                            13,335,314       3,321,831
JNL/First Trust  Financial Sector                                             9,285,012       2,247,833
JNL/First Trust  Energy Sector                                                5,248,963       1,694,427
JNL/First Trust  Leading Brands Sector                                        3,122,694         908,123
JNL/First Trust  Communications Sector                                       16,403,254       3,935,435


                      Jackson National Separate Account - I

                    Notes to Financial Statements (continued)


Note 5 -  Accumulation of Unit Activity

     The following is a reconciliation of unit activity for the periods ended December 31, 2000 and 1999:


                                         Units                                   Units                                   Units
                                      Outstanding     Units        Units      Outstanding     Units        Units      Outstanding
Portfolio:                            at 12/31/98    Issued       Redeemed    at 12/31/99    Issued       Redeemed    at 12/31/00
------------------------------------- ------------ ------------ ----------- --------------- ---------    ----------   ------------

JNL/Alger Growth                        7,704,990    7,223,188   (2,128,853)   12,799,325    6,505,156   (3,168,265)   16,136,216

JNL/Alliance Growth                             -            -            -             -    2,337,492     (104,039)    2,233,453

JNL/Eagle Core Equity                   1,829,363    1,849,218     (524,143)    3,154,438    2,123,771     (729,188)    4,549,021

JNL/Eagle SmallCap Equity               2,274,545    2,293,943   (1,415,540)    3,152,948    2,792,248   (1,135,126)    4,810,070

JNL/Janus Aggressive Growth             6,839,305    8,413,086   (1,852,605)   13,399,786    7,701,408   (3,520,799)   17,580,395

JNL/Janus Balanced                              -            -            -             -    2,915,351     (462,261)    2,453,090

JNL/Janus Capital Growth                5,849,883    7,961,597   (1,763,331)   12,048,149    9,625,683   (4,242,359)   17,431,473

JNL/Janus Global Equities              11,242,198    6,446,656   (1,822,776)   15,866,078    8,064,287   (3,681,478)   20,248,887

JNL/Putnam Growth                       8,348,592    7,881,929   (2,174,216)   14,056,305    5,905,872   (3,185,347)   16,776,830

JNL/Putnam International Equity         4,828,701    2,792,812   (2,114,107)    5,507,406    3,669,843   (1,824,152)    7,353,097

JNL/Putnam Midcap Growth                        -            -            -             -    2,022,259     (181,656)    1,840,603

JNL/Putnam Value Equity                10,899,898    8,029,664   (2,572,359)   16,357,203    7,369,416   (5,352,532)   18,374,087

PPM America/JNL Balanced                6,574,171    5,185,755   (1,819,510)    9,940,416    2,977,203   (2,885,333)   10,032,286

PPM America/JNL High Yield Bond         7,350,674    4,873,455   (2,551,208)    9,672,921    2,442,164   (2,997,176)    9,117,909

PPM America/JNL Money Market            4,713,958   19,333,720  (12,556,497)   11,491,181   22,072,512  (25,046,394)    8,517,299

Salomon Brothers/JNL Global Bond        3,166,154    1,973,231   (1,168,639)    3,970,746    1,292,018   (1,145,826)    4,116,938

Salomon Brothers/JNL U.S.
  Government & Quality Bond             5,006,001    6,138,355   (3,180,806)    7,963,550    3,226,246   (2,931,639)    8,258,157

T. Rowe Price/JNL Established Growth   10,399,047    5,614,936   (1,956,465)   14,057,518    5,503,131   (2,874,703)   16,685,946

T. Rowe Price/JNL Mid-Cap Growth        9,941,003    3,897,001   (2,179,811)   11,658,193    6,237,507   (2,789,254)   15,106,446

T. Rowe Price/JNL Value                         -          - -            -             -    1,534,277     (154,889)    1,379,388

JNL/S&P Conservative Growth I             967,674    5,520,712     (615,088)    5,873,298    7,701,247   (2,025,930)   11,548,615

JNL/S&P Moderate Growth I               1,198,566    7,885,211     (771,324)    8,312,453   11,238,355   (1,984,864)   17,565,944

JNL/S&P Aggressive Growth I               410,888    2,588,200     (208,432)    2,790,656    4,898,172     (624,700)    7,064,128

JNL/S&P Very Aggressive Growth I          220,495    2,244,126   (1,025,711)    1,438,910    3,227,564     (387,028)    4,279,446

JNL/S&P Equity Growth I                   478,149    4,138,823     (622,315)    3,994,657    7,163,096     (713,915)   10,443,838

JNL/S&P Equity Aggressive Growth I        304,127    1,131,140     (251,379)    1,183,888    2,185,833     (303,143)    3,066,578

                                       30
                      Jackson National Separate Account - I

                    Notes to Financial Statements (continued)


Note 5 -  Accumulation of Unit Activity (continued)



                                         Units                                   Units                                   Units
                                      Outstanding     Units        Units      Outstanding     Units        Units      Outstanding
Portfolio (continued):                at 12/31/98    Issued       Redeemed    at 12/31/99    Issued       Redeemed    at 12/31/00
------------------------------------- ------------ ------------ ------------- ------------ ------------ ------------- ------------

JNL/First Trust The Dow Target 5                -      619,593     (121,789)      497,804      349,520     (184,057)      663,267

JNL/First Trust The Dow Target 10               -    1,067,622     (169,462)      898,160    2,116,827     (674,675)    2,340,312

JNL/First Trust The S&P Target 10               -      968,545     (131,832)      836,713    1,112,169     (330,893)    1,617,989

JNL/First Trust Global Target 15                -      341,947     (114,077)      227,870      919,505     (558,689)      588,686

JNL/First Trust Target 25                       -      329,374     (104,138)      225,236      367,924     (134,162)      458,998

JNL/First Trust Target Small-Cap                -      283,403     (112,532)      170,871      584,223     (233,514)      521,580

JNL/First Trust Technology Sector               -      625,357     (112,847)      512,510    1,458,576     (287,905)    1,683,181

JNL/First Trust Pharmaceutical/
  Healthcare Sector                             -      534,348     (115,989)      418,359    1,160,868     (268,161)    1,311,066

JNL/First Trust Financial Sector                -      389,235     (108,914)      280,321      941,377     (213,092)    1,008,606

JNL/First Trust Energy Sector                   -      175,947     (101,266)       74,681      414,467     (131,399)      357,749

JNL/First Trust Leading Brands                  -      282,893     (106,619)      176,274      341,475      (91,697)      426,052
Sector

JNL/First Trust Communications                  -      447,758     (110,879)      336,879    1,074,425     (253,204)    1,158,100
Sector

                      Jackson National Separate Account - I

Note 6 - Reconciliation of Gross and Net Deposits into the Separate Account

         Net deposits into the Separate Account purchase shares of the JNL Series Trust and JNL Variable Fund LLC. Net deposits represent the amounts available for investment in such shares after the deduction of applicable policy charges. The following is a summary of net deposits made for the periods ended December 31, 2000 and 1999:


                                                                                 Portfolios
                          ----------------------------------------------------------------------------------------------------
                                   JNL/Alger           JNL/Alliance          JNL/Eagle                   JNL/Eagle
                                    Growth                 Growth           Core Equity               SmallCap Equity
                          ---------------------------- -------------- --------------------------------------------------------
                                                        Period from
                                                          May 1,
                                  Year ended             2000* to             Year ended                  Year ended
                                 December 31,          December 31,          December 31,                December 31,
                          ----------------------------                --------------------------------------------------------
                              2000          1999           2000          2000           1999          2000          1999
                          -------------- ------------- -------------- ------------- -------------- -------------- -------------

Proceeds from units
   issued                 $ 80,095,616   $ 88,986,412  $  7,648,562   $ 15,509,992  $ 17,826,042  $ 18,788,611   $ 13,378,346
Value of units
 redeemed                  (24,609,838)   (14,147,962)     (279,013)    (4,238,465)   (1,884,230)   (3,847,866)    (1,978,835)
Transfers between
portfolios and between
 portfolios and general
 account                    33,943,008     39,119,116    13,691,088     16,010,533     6,528,640    12,281,252      1,076,938
                          -------------- ------------- -------------- ------------- -------------- -------------- -------------


Total gross deposits
 net of transfers to
 general account            89,428,786    113,957,566    21,060,637     27,282,060    22,470,452    27,221,997     12,476,449

Deductions:
Policyholder charges           453,188        308,847         2,052         88,587        43,826        83,281         53,318
                          -------------- ------------- -------------- ------------- -------------- ------------- -------------


Net deposits from
 policyholders            $ 88,975,598   $113,648,719  $ 21,058,585   $ 27,193,473  $ 22,426,626  $ 27,138,716   $ 12,423,131
                          ============== ============= ============== ============= ============= ============== =============

-------------------------------------
* Commencement of operations.




                         -----------------------------------------------------------------------------------------------------
                                  JNL/Janus            JNL/Janus          JNL/Janus Capital            JNL/Janus Global
                              Aggressive Growth        Balanced                 Growth                      Equities
                         ------------------------------------------- ---------------------------------------------------------
                                                       Period from
                                                         May 1,
                                  Year ended            2000* to             Year ended                   Year ended
                                 December 31,          December 31,           December 31,                 December 31,
                         ----------------------------               ------------- -------------- -----------------------------
                             2000           1999          2000          2000           1999          2000           1999
                         -------------- ------------- -------------- ------------- ------------- -------------- --------------

Proceeds from units
   issued                $153,692,000   $121,671,498  $ 10,986,431   $164,097,806  $ 93,560,282  $122,513,127   $ 82,165,122
Value of units
 redeemed                 (40,573,177)   (14,502,375)   (1,433,538)   (39,170,052)  (12,411,224)  (36,169,116)   (15,851,826)
Transfers between
portfolios and between
 portfolios and general
 account                   59,919,115     73,775,298    14,942,388     95,149,706    75,148,190    64,386,414     38,712,012
                         -------------- ------------- -------------- ------------- ------------- -------------- --------------


Total gross deposits
 net of transfers to
 general account          173,037,938    180,944,421    24,495,281    220,077,460   156,297,248   150,730,425    105,025,308

Deductions:
Policyholder charges          816,161        314,456        50,280        659,516       239,449       654,639        356,612
                         -------------- ------------- -------------- ------------- ------------- -------------- --------------

Net deposits from
 policyholders           $172,221,777   $180,629,965  $ 24,445,001   $219,417,944  $156,057,799  $150,075,786   $104,668,696
                         ============== ============= ============== ============= ============= ============== =============





                        ----------------------------
                                JNL/Putnam
                                   Growth
                        ----------------------------


                                Year ended
                                 December 31,
                         ---------------------------
                             2000          1999
                         -------------- ------------

Proceeds from units
   issued               $ 65,271,722   $ 99,893,576
Value of units
 redeemed                (24,616,384)   (12,739,046)
Transfers between
portfolios and between
 portfolios and general
 account                  30,715,169     40,496,775
                         -------------- ------------


Total gross deposits
 net of transfers to
 general account          71,370,507    127,651,305

Deductions:
Policyholder charges         538,798        307,653
                         -------------- ------------

Net deposits from
 policyholders          $ 70,831,709   $127,343,652
                        ============== =============

                      Jackson National Separate Account - I

                    Notes to Financial Statements (continued)


Note 6 - Reconciliation of Gross and Net Deposits into the Separate
Account (continued)
------------------------------------------------------------------------------







                                                                         Portfolios
                            ----------------------------------------------------------------------------------------------------
                                                          JNL/Putnam
                                    JNL/Putnam              Midcap              JNL/Putnam                PPM America/JNL
                               International Equity         Growth             Value Equity                  Balanced
                            ---------------------------- -------------- ---------------------------- ---------------------------
                                                          Period from
                                                            May 1,
                                    Year ended             2000* to             Year ended                  Year ended
                                   December 31,          December 31,           December 31,                December 31,
                            ----------------------------                ---------------------------- ---------------------------
                                2000          1999           2000          2000           1999           2000           1999
                            -------------- ------------- -------------- ------------- -------------- ------------- -------------
Proceeds from units issued  $ 20,538,155   $ 11,229,183  $  5,422,474   $ 37,518,572  $ 74,353,931  $ 13,552,561   $ 34,880,793
Value of units redeemed       (7,568,625)    (5,060,226)     (510,680)   (18,568,903)  (12,933,525)  (10,771,136)    (7,702,753)
Transfers between
 portfolios and between
 portfolios and general
 account                      14,822,151      3,188,380    13,662,448     14,869,720    38,058,904    (1,312,956)    21,906,508
                            -------------- ------------- -------------- ------------- -------------- ------------- -------------

Total gross deposits
  (withdrawals) net of
   transfers to general
   account                    29,791,681      9,357,337    18,574,242     33,819,389    99,479,310     1,468,469     49,084,548

Deductions:
Policyholder charges             137,970        106,586        12,709        391,457       343,863       238,802        167,169
                            -------------- ------------- -------------- ------------- -------------- ------------- -------------

Net deposits (withdrawals)
   from policyholders       $ 29,653,711   $  9,250,751  $ 18,561,533   $ 33,427,932  $ 99,135,447  $  1,229,667   $ 48,917,379
                            ============== ============= ============== ============= ============= ============== =============


-------------------------------------
* Commencement of operations.




                           --------------------------------------------------------------------------------------
                                 PPM America/JNL              PPM America/JNL           Salomon Brothers/JNL
                                 High Yield Bond               Money Market                  Global Bond
                           --------------------------------------------------------- ----------------------------
                                    Year ended                  Year ended                   Year ended
                                   December 31,                December 31,                 December 31,
                           ---------------------------- ---------------------------- ----------------------------
                               2000           1999          2000          1999           2000          1999
                           -------------- ------------- -------------- ------------- -------------- -------------
Proceeds from units issued $ 10,508,289   $ 26,655,587  $ 92,212,778   $102,075,456  $  5,039,201  $ 10,386,863
Value of units redeemed      (8,287,897)    (8,008,754)  (25,842,286)   (17,604,827)   (3,956,727)   (2,619,376)
Transfers between
 portfolios and between
 portfolios and general
 account                     (9,087,006)    11,934,828  (100,242,491)    (7,406,013)      907,325     2,631,811
                           -------------- ------------- -------------- ------------- -------------- -------------

Total gross deposits
  (withdrawals) net of
   transfers to general
   account                   (6,866,614)    30,581,661   (33,871,999)    77,064,616     1,989,799    10,399,298

Deductions:
Policyholder charges            172,579        180,057       622,603        425,009        71,634        58,174
                           -------------- ------------- -------------- ------------- -------------- -------------

Net deposits (withdrawals)
   from policyholders      $ (7,039,193)  $ 30,401,604  $(34,494,602)  $ 76,639,607  $  1,918,165  $ 10,341,124
                           ============== ============= ============== ============= ============= ==============






                           -----------------------------

                             Salomon Brothers/JNL U.S.
                             Government & Quality Bond
                            ----------------------------
                                    Year ended
                                   December 31,
                            ----------------------------
                                2000          1999
                            ------------- --------------
Proceeds from units issued  $ 10,096,353  $ 26,214,725
Value of units redeemed       (7,983,632)   (7,133,754)
Transfers between
 portfolios and between
 portfolios and general
 account                       1,852,091    16,040,824
                            ------------- --------------

Total gross deposits
  (withdrawals) net of
   transfers to general
   account                     3,964,812    35,121,795

Deductions:
Policyholder charges             167,776       223,852
                            ------------- --------------

Net deposits (withdrawals)
   from policyholders       $  3,797,036  $ 34,897,943
                            ============= ==============

                      Jackson National Separate Account - I

Note 6 - Reconciliation of Gross and Net Deposits into the Separate
Account (continued)
------------------------------------------------------------------------------







                                                                                 Portfolios
                            ---------------------------------------------------------------------------------------------------
                                                                                        T. Rowe               JNL/S&P
                                 T. Rowe Price/JNL            T. Rowe Price/JNL        Price/JNL           Conservative
                                Established Growth             Mid-Cap Growth            Value                Growth I
                            ---------------------------- ---------------------------- -----------------------------------------
                                                                                      Period from
                                                                                        May 1,
                                    Year ended                   Year ended            2000* to             Year ended
                                   December 31,                 December 31,          December 31,          December 31,
                            ---------------------------- ----------------------------               ------------ --------------
                                2000          1999           2000          1999           2000          2000           1999
                            -------------- ------------- -------------- ------------- ------------- ------------ --------------
Proceeds from units
 issued                     $ 55,228,582   $ 66,679,044  $ 41,996,999   $ 34,080,500  $  3,230,677  $ 35,766,333   $ 26,402,046
Value of units redeemed      (29,389,015)   (13,224,370)  (21,256,536)   (10,749,814)     (627,483)   (6,101,431)    (2,204,223)
Transfers between
 portfolios and between
 portfolios and
 general account              41,525,303     23,644,354    57,548,400      8,724,411    11,851,835    40,344,652     29,635,980
                            -------------- ------------- -------------- ------------- ------------- ------------ --------------

Total gross deposits
   net of transfers
   to general account         67,364,870     77,099,028    78,288,863     32,055,097    14,455,029    70,009,554     53,833,803

Deductions:
Policyholder charges             602,816        310,906       427,491        250,887        10,133        94,308         23,446
                            -------------- ------------- -------------- ------------- ------------- ------------ --------------


Net deposits from
 policyholders              $ 66,762,054   $ 76,788,122  $ 77,861,372   $ 31,804,210  $ 14,444,896  $ 69,915,246   $ 53,810,357
                            ============== ============= ============== ============= ============= ============== =============

-------------------------------------
* Commencement of operations.






                           --------------------------------------------------------------------------------------
                                                                                               JNL/S&P
                                     JNL/S&P                      JNL/S&P                       Very
                                     Moderate                   Aggressive                   Aggressive
                                     Growth I                    Growth I                     Growth I
                           ---------------------------- ---------------------------- ----------------------------


                                    Year ended                  Year ended                   Year ended
                                   December 31,                December 31,                 December 31,
                           ---------------------------- ---------------------------- ----------------------------
                               2000           1999          2000           1999          2000          1999
                           -------------- ------------- -------------- ------------- ------------- --------------
Proceeds from units
 issued                    $ 68,213,975   $ 46,196,922  $ 36,707,352   $ 15,223,784  $ 23,676,934  $  9,037,666
Value of units redeemed     (15,860,731)    (1,979,000)   (3,814,668)      (308,177)   (2,134,086)     (946,140)
Transfers between
 portfolios and between
 portfolios and
 general account             70,516,652     36,917,726    28,220,787     13,661,585    23,873,828     7,945,645
                           -------------- ------------- -------------- ------------- ------------- --------------

Total gross deposits
   net of transfers
   to general account       122,869,896     81,135,648    61,113,471     28,577,192    45,416,676    16,037,171

Deductions:
Policyholder charges            462,848         29,734       100,098          6,779        44,631        15,571
                           -------------- ------------- -------------- ------------- ------------- --------------

Net deposits from
 policyholders             $122,407,048   $ 81,105,914  $ 61,013,373   $ 28,570,413  $ 45,372,045  $ 16,021,600
                           ============== ============= ============== ============= ============= ==============





                           -----------------------------

                                      JNL/S&P
                                      Equity
                                     Growth I
                            ----------------------------


                                    Year ended
                                   December 31,
                            ----------------------------
                                2000          1999
                            ------------- --------------
Proceeds from units
 issued                     $ 49,124,721  $ 22,783,205
Value of units redeemed       (4,915,361)     (703,372)
Transfers between
 portfolios and between
 portfolios and
 general account              50,705,290    20,155,109
                            ------------- --------------

Total gross deposits
   net of transfers
   to general account         94,914,650    42,234,942

Deductions:
Policyholder charges             135,163         8,770
                            ------------- --------------

Net deposits from
 policyholders              $ 94,779,487  $ 42,226,172
                            ============= ==============

                      Jackson National Separate Account - I

Note 6 - Reconciliation of Gross and Net Deposits into the Separate
Account (continued)
-------------------------------------------------------------------------------







                                                          Portfolios
                                     --------------------------------------------------------------------------------------
                                               JNL/S&P
                                               Equity
                                             Aggressive                 JNL/First Trust              JNL/First Trust
                                              Growth I                 The Dow Target 5             The Dow Target 10
                                     ---------------------------- ---------------------------- ----------------------------
                                                                                 Period from                   Period from
                                                                                   July 2,                       July 2,
                                             Year ended            Year ended     1999* to      Year ended      1999* to
                                             December 31,         December 31,    December     December 31,   December 31,
                                         2000           1999           2000          1999           2000         1999
                                     -------------- ------------- -------------- ------------- -------------- -------------
Proceeds from units issued           $ 15,758,031   $  7,950,953  $  1,552,667   $  3,865,828  $  7,617,761  $  5,207,901
Value of units redeemed                (1,352,732)      (193,168)      (72,600)        (5,952)     (560,491)      (24,223)
Transfers between portfolios and
between
   portfolios and general account      14,077,546      2,978,368      (264,912)       490,809     4,862,049     3,107,749
                                     -------------- ------------- -------------- ------------- -------------- -------------

Total gross deposits net of
   transfers to general account        28,482,845     10,736,153     1,215,155      4,350,685    11,919,319     8,291,427

Deductions:
Policyholder charges                       39,492          8,357         3,608              -        11,639           460
                                     -------------- ------------- -------------- --------------------------- -------------


Net deposits from policyholders      $ 28,443,353   $ 10,727,796  $  1,211,547   $  4,350,685  $ 11,907,680  $  8,290,967
                                     ============== ============= ============== ============= ============= ==============

-------------------------------------
* Commencement of operations.






                                     --------------------------------------------------------------------------------------


                                          JNL/First Trust              JNL/First Trust              JNL/First Trust
                                          The S&P Target 10            Global Target 15                 Target 25
                                     ---------------------------- ---------------------------- ----------------------------
                                                    Period from                  Period from                 Period from
                                                      July 2,                      July 2,                     July 2,
                                      Year ended      1999* to     Year ended     1999* to      Year ended     1999* to
                                     December 31,   December 31,  December 31,    December 31,  December 31,  December 31,
                                         2000           1999          2000          1999           2000          1999
                                     -------------- ------------- -------------- ------------- ------------- -------------
Proceeds from units issued           $  7,610,805   $  7,839,926  $  2,787,783   $  1,785,627  $  1,660,588  $  1,707,208
Value of units redeemed                  (373,040)        (4,931)      (61,403)          (472)      (43,508)       (1,206)
Transfers between portfolios and
between
   portfolios and general account       1,127,453        427,153        72,728        288,252       132,805       366,831
                                     -------------- ------------- -------------- ------------- ------------- -------------

Total gross deposits net of
   transfers to general account         8,365,218      8,262,148     2,799,108      2,073,407     1,749,885     2,072,833

Deductions:
Policyholder charges                       10,620              -         2,204              -         1,213             -
                                     -------------- ------------- -------------- ------------- ------------- -------------


Net deposits from policyholders      $  8,354,598   $  8,262,148  $  2,796,904   $  2,073,407  $  1,748,672  $  2,072,833
                                     ============== ============= ============== ============= ============= ==============




                                     -----------------------------


                                           JNL/First Trust
                                           Target Small-Cap
                                      ----------------------------
                                                    Period from
                                                      July 2,
                                       Year ended     1999* to
                                       December 31,  December 31,
                                          2000          1999
                                     -------------- --------------

Proceeds from units issued            $  3,860,176  $  1,630,202
Value of units redeemed                    (62,440)         (652)
Transfers between portfolios and
between
   portfolios and general account          891,420       (37,970)
                                     -------------- --------------

Total gross deposits net of
   transfers to general account          4,689,156     1,591,580

Deductions:
Policyholder charges                         3,243             -
                                     -------------- --------------


Net deposits from policyholders       $  4,685,913  $  1,591,580
                                      ============= ==============

                      Jackson National Separate Account - I

Note 6 - Reconciliation of Gross and Net Deposits into the Separate
Account (continued)
-------------------------------------------------------------------------------







                                                                          Portfolios
                                     --------------------------------------------------------------------------------------
                                                                      JNL/First Trust
                                           JNL/First Trust              Pharmaceutical/              JNL/First Trust
                                          Technology Sector            Healthcare Sector            Financial Sector
                                      ---------------------------- ---------------------------- ----------------------------
                                                    Period from                  Period from                 Period from
                                                      July 2,                      July 2,                     July 2,
                                      Year ended     1999* to      Year ended     1999* to      Year ended     1999* to
                                     December 31,    December 31,  December 31,  December 31,   December 31,  December 31,
                                         2000           1999           2000          1999           2000          1999
                                     -------------- -------------- ------------ --------------- -------------- --------------
Proceeds from units issued           $ 15,200,403   $  6,126,986  $  8,009,986   $  3,785,929   $ 4,632,660    $  2,324,833
Value of units redeemed                  (380,058)        (5,274)     (155,474)        (6,018)      (67,574)         (2,422)
Transfers between portfolios and
between
   portfolios and general account       4,807,362        (40,054)    2,317,246        246,897     2,561,478         292,724
                                     -------------- -------------- ------------ --------------- -------------- --------------

Total gross deposits net of
   transfers to general account        19,627,707      6,081,658    10,171,758      4,026,808     7,126,564       2,615,135

Deductions:
Policyholder charges                       12,089              -         6,271              -         2,700               -
                                     -------------- -------------- ------------ --------------- -------------- --------------


Net deposits from policyholders      $ 19,615,618   $  6,081,658  $ 10,165,487   $  4,026,808  $  7,123,864   $   2,615,135
                                     ============== ============= ============== ============= ============== ===============

-------------------------------------
* Commencement of operations.



                                     --------------------------------------------------------------------------------------

                                           JNL/First Trust              JNL/First Trust              JNL/First Trust
                                            Energy Sector            Leading Brands Sector        Communications Sector
                                     --------------------------------------------------------- ----------------------------
                                                    Period from                  Period from                 Period from
                                                      July 2,                      July 2,                     July 2,
                                      Year ended      1999* to     Year ended     1999* to      Year ended     1999* to
                                     December 31,   December 31,  December 31,    December 31,  December 31,  December 31,
                                         2000           1999          2000          1999           2000          1999
                                     -------------- ------------- -------------- ------------- ------------- --------------
Proceeds from units issued           $  2,094,114   $    658,068  $  1,574,977   $  1,575,329  $  9,146,084  $  3,755,463
Value of units redeemed                   (28,973)          (259)      (32,553)        (3,499)     (259,164)       (4,549)(
Transfers between portfolios and
between
   portfolios and general account       1,524,706        117,554       715,397        146,103     3,755,000      (155,221)
                                     -------------- ------------- -------------- ------------- ------------- --------------

Total gross deposits net of
   transfers to general account         3,589,847        775,363     2,257,821      1,717,933    12,641,920     3,595,693

Deductions:
Policyholder charges                          625              -         1,515              -         7,098             -
                                     -------------- ------------- -------------- ------------- ------------- --------------

Net deposits from policyholders      $  3,589,222   $    775,363  $  2,256,306   $  1,717,933  $ 12,634,822  $  3,595,693
                                     ============== ============= ============== ============= ============= ==============

                     Jackson National Life Insurance Company

                                and Subsidiaries



                               [GRAPHIC OMITTED]














                        Consolidated Financial Statements


                                December 31, 2000

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholder of Jackson National Life Insurance Company


We have audited the accompanying consolidated balance sheet of Jackson National Life Insurance Company and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of income, stockholder's equity and comprehensive income, and cash flows of Jackson National Life Insurance Company and Subsidiaries for the year ended December 31, 1998, were audited by other auditors whose report thereon dated February 5, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed more fully in note 2 to the financial statements, effective January 1, 1999, Jackson National Life Insurance Company adopted Statement of Position 97-3, "Accounting by Insurance Companies and Other Enterprises for Insurance Related Assessments."







February 2, 2001

            Jackson National Life Insurance Company and Subsidiaries
                        Consolidated Financial Statements


Consolidated Balance Sheet
(In thousands, except share information)

--------------------------------------------------------------------------------


                                                                                      December 31,
Assets                                                                            2000             1999
                                                                           -----------------    --------------
   Investments:
     Cash and short-term investments                                            $  2,023,306    $  2,162,340
     Investments available for sale, at market value:
        Fixed maturities (amortized cost: 2000, $28,275,776; 1999,
        $27,325,447)                                                              27,296,281      26,233,916
        Equities (cost: 2000, $471,236; 1999, $443,781)                              479,279         497,096
     Mortgage loans, net of allowance                                              4,660,215       3,537,102
     Policy loans                                                                    687,245         675,643
     Other invested assets                                                           921,572         746,599
                                                                           -----------------    --------------
         Total investments                                                        36,067,898      33,852,696

   Accrued investment income                                                         480,590         445,241
   Deferred acquisition costs                                                      2,187,936       2,000,305
   Reinsurance recoverable                                                           358,131         328,010
   Deferred income taxes                                                             240,389         298,215
   Value of acquired insurance and goodwill                                          191,793         141,893
   Income taxes receivable from Parent                                                 9,117               -
   Other assets                                                                      161,453         159,381
   Variable annuity assets                                                         5,585,638       4,522,188
                                                                           -----------------    --------------
         Total assets                                                           $ 45,282,945    $ 41,747,929
                                                                           =================    ==============

Liabilities and Stockholder's Equity
     Liabilities
     Policy reserves and liabilities:
       Reserves for future policy benefits and claims payable                   $    905,128    $    901,710
       Deposits on investment contracts                                           24,776,433      25,339,544
       Guaranteed investment contracts                                             4,286,503       4,658,339
     Trust instruments supported by funding agreements                             2,867,497         997,973
     Savings deposits                                                                732,211         105,929
     Reverse repurchase agreements                                                 1,095,623       1,439,334
     Notes and bank debt                                                             671,712         282,884
     Securities lending payable                                                      678,000         288,000
     Income taxes payable to Parent                                                        -         179,123
     Other liabilities                                                               636,005         572,047
     Variable annuity liabilities                                                  5,585,638       4,522,188
                                                                           -----------------    --------------
         Total liabilities                                                        42,234,750      39,287,071
                                                                           -----------------    --------------

     Minority interest                                                               117,759               -
                                                                           -----------------    --------------

     Stockholder's Equity
     Capital stock, $1.15 par value; authorized 50,000 shares;
       issued and outstanding 12,000 shares                                           13,800          13,800
     Additional paid-in capital                                                    1,570,063       1,360,982
     Accumulated other comprehensive loss
       net of tax of ($229,971) in 2000 and ($250,835) in 1999                     (427,088)        (465,836)
     Retained earnings                                                             1,773,661       1,551,912
                                                                           -----------------    --------------
     Total stockholder's equity                                                    2,930,436       2,460,858
                                                                           -----------------    --------------
         Total liabilities and stockholder's equity                             $ 45,282,945    $ 41,747,929
                                                                           =================    ==============

       See accompanying notes to the consolidated financials statements.

            Jackson National Life Insurance Company and Subsidiaries
                        Consolidated Financial Statements


Consolidated Income Statement
(In thousands)

--------------------------------------------------------------------------------


                                                                          Years Ended December 31,
                                                               2000                 1999                1998
                                                          -----------------    -----------------  ------------------
Revenues
   Premiums                                               $        230,801       $      258,311   $        263,686

   Net investment income                                         2,610,983            2,476,196          2,478,277

   Net realized investment gains (losses)                         (120,855)              44,318             69,446

   Fee income:
     Mortality charges                                             133,969              134,744            136,040
     Surrender charges                                              80,075               72,601             76,878
     Expense charges                                                17,820               17,481             19,217
     Variable annuity fees                                          75,905               41,521             21,411
     Net asset management fees                                      24,344               13,118              7,044
     Net retained commissions                                            -                    -                396
                                                          -----------------    -----------------  ------------------
   Total fee income                                                332,113              279,465            260,986

   Other income                                                     39,821               37,286             32,974
                                                          -----------------    -----------------  ------------------
     Total revenues                                              3,092,863            3,095,576          3,105,369
                                                          -----------------    -----------------  ------------------

Benefits and Expenses
   Death benefits                                                  317,350              289,220            284,753
   Interest credited on deposit liabilities                      1,591,921            1,637,478          1,664,133
   Interest expense on notes, bank debt and reverse
   repurchase
      agreements                                                    94,544               73,991            121,035
   Interest expense on trust instruments supported
      by funding agreements                                        155,192               28,480                  -
   Decrease in reserves, net of reinsurance                        (47,448)             (32,199)           (20,712)
   Commissions                                                     361,672              312,213            208,177
   General and administrative expenses                             234,452              214,620            183,374
   Deferral of policy acquisition costs                           (429,358)            (360,205)          (251,166)
   Amortization of acquisition costs:
     Attributable to operations                                    237,416              210,248            194,045
     Attributable to net realized investment gains
     (losses)                                                      (15,491)              15,798             24,096
   Amortization of acquired insurance and goodwill                  18,586               16,041             14,895
                                                          -----------------    -----------------  ------------------
     Total benefits and expenses                                 2,518,836            2,405,685          2,422,630
                                                          -----------------    -----------------  ------------------
     Pretax income before minority interest                        574,027              689,891            682,739
   Minority interest                                                40,227                    -                  -
                                                          -----------------    -----------------  ------------------
     Pretax income                                                 614,254              689,891            682,739
   Federal income tax expense                                      216,200              241,500            239,000
                                                          -----------------    -----------------  ------------------
     Income before cumulative effect of change in
       accounting principle                                        398,054              448,391            443,739
   Cumulative effect of change in accounting principle                   -               17,884                  -
                                                          -----------------    -----------------  ------------------
     Net Income                                             $      398,054      $       466,275    $       443,739
                                                          =================    =================  ==================

   Pro forma net income assuming the change in
    accounting principle is applied retroactively                               $       448,391    $       437,811
                                                                               =================  ==================


       See accompanying notes to the consolidated financials statements.

            Jackson National Life Insurance Company and Subsidiaries
                        Consolidated Financial Statements


Consolidated Statement of Stockholder's Equity and Comprehensive Income (In thousands)

--------------------------------------------------------------------------------

                                                                       Years Ended December 31,
                                                           2000                 1999                  1998
                                                     -------------------  -------------------  --------------------

Common stock, beginning and end of year              $         13,800     $         13,800     $         13,800
                                                     -------------------  -------------------  --------------------

Additional paid-in capital
Beginning of year                                           1,360,982            1,360,982              832,982
    Capital contributions                                     209,081                    -              528,000
                                                     -------------------  -------------------  --------------------
End of year                                                 1,570,063            1,360,982            1,360,982
                                                     -------------------  -------------------  --------------------

Accumulated other comprehensive income (loss)
Beginning of year                                            (465,836)             325,273              440,537
    Net unrealized investment (losses) gains, net
       of reclassification adjustment and net of
       tax of $20,864 in 2000, $(425,982) in
       1999, and $(62,065)in 1998                              38,748             (791,109)            (115,264)
                                                     -------------------  -------------------  --------------------
End of year                                                  (427,088)            (465,836)             325,273
                                                     -------------------  -------------------  --------------------

Retained earnings
Beginning of year                                           1,551,912            1,181,947            1,327,830
    Net income                                                398,054              466,275              443,739
    Dividends paid to stockholder                            (176,305)             (96,310)            (589,622)
                                                     -------------------  -------------------  --------------------
End of year                                                 1,773,661            1,551,912            1,181,947
                                                     -------------------  -------------------  --------------------

Total stockholder's equity                           $      2,930,436     $       2,460,858    $      2,882,002
                                                     ===================  ===================  ====================



                                                                      Years Ended December 31,
                                                           2000                 1999                 1998
                                                     -------------------  -------------------  ------------------
Comprehensive income (loss)
Net income                                           $        398,054     $        466,275     $        443,739
Net unrealized holding gains (losses) arising
       during the period, net of tax of
       $24,218 in 2000, $(398,646) in
       1999 and $(41,366) in 1998                              44,976             (740,343)             (76,823)
Reclassification adjustment for gains (losses)
       included in
       net income, net of tax of  $(3,354) in 2000,
       $(27,336) in 1999 and $(20,699) in 1998                 (6,228)             (50,766)             (38,441)
                                                     -------------------  -------------------  ------------------
Comprehensive income (loss)                          $        436,802     $       (324,834)    $        328,475
                                                     ===================  ===================  ==================


       See accompanying notes to the consolidated financials statements.

            Jackson National Life Insurance Company and Subsidiaries
                        Consolidated Financial Statements


Consolidated Statement of Cash Flows
(In thousands)

--------------------------------------------------------------------------------

                                                                             Years Ended December 31,
                                                                   2000                1999               1998
                                                              ----------------    ----------------   -----------------
Cash flows from operating activities:
     Net income                                               $       398,054     $       466,275    $      443,739
     Adjustments  to  reconcile  net income to net
       cash  provided  by  operating activities:
         Net realized investment (gains) losses                       120,855             (44,318)          (69,446)
         Interest credited on deposit liabilities                   1,591,921           1,637,478         1,664,133
         Interest expense on trust instruments supported
           by funding agreements                                      155,192              28,480                 -
         Other charges                                               (231,864)           (224,826)         (253,546)
         Amortization of discount and premium on
           investments                                                (23,962)            (69,919)         (104,586)
         Deferred income tax provision                                 37,000             104,600            42,100
         Change in:
              Accrued investment income                               (35,349)            (17,944)          (40,885)
              Deferred acquisition costs                             (207,433)           (123,659)          (33,025)
              Value of acquired insurance and goodwill                 18,586              16,041            14,895
              Income taxes payable to Parent                           20,841                 887            34,941
              Other assets and liabilities, net                       (21,647)             52,830          (100,244)
                                                              ----------------    ----------------   -----------------
     Net cash provided by operating activities                      1,822,194           1,825,925         1,598,076
                                                              ----------------    ----------------   -----------------

Cash flows from investing activities:
     Sales of fixed maturities and equities available
         for sale                                                   3,877,665           5,374,124         6,923,936
     Principal repayments, maturities, calls
         and redemptions:
         Fixed maturities available for sale                          912,953           2,426,270         1,020,281
         Mortgage loans                                               280,820             113,545           127,201
        Purchases of:
         Fixed maturities and equities available for sale          (5,915,958)         (8,677,736)       (8,847,509)
            Mortgage loans                                           (930,007)         (1,071,678)       (1,008,131)
     Acquisition of Highland Federal Bank                             (43,349)                 -                  -
     Other investing activities                                       149,523              15,873          (769,833)
                                                              ----------------    ----------------   -----------------
       Net cash used by investing activities                       (1,668,353)         (1,819,602)       (2,554,055)
                                                              ----------------    ----------------   -----------------

Cash flows from financing activities:
  Policyholders account balances:
         Deposits                                                   7,578,354           7,211,159         5,185,920
         Withdrawals                                               (6,176,725)         (5,723,094)       (4,306,150)
     Net transfers to separate accounts                            (1,901,367)         (1,755,761)         (509,182)
     Proceeds from notes and bank debt                                374,384              33,700                 -
     Payments on notes and bank debt                                 (167,213)                 -                  -
     Increase in savings deposits                                     175,997              (1,095)            1,268
     Payment of cash dividends to Parent                             (176,305)            (96,310)         (589,622)
     Capital contribution from Parent                                       -                   -           528,000
                                                              ----------------    ----------------   -----------------
     Net cash (used) provided by financing activities                (292,875)           (331,401)          310,234
                                                              ----------------    ----------------   -----------------

      Net decrease in cash and short-term investments                (139,034)           (325,078)         (645,745)

Cash and short-term investments, beginning of year                  2,162,340           2,487,418         3,133,163
                                                              ----------------    ----------------   -----------------
Cash and short-term investments, end of year                  $     2,023,306     $     2,162,340    $    2,487,418
                                                              ================    ================   =================


       See accompanying notes to the consolidated financials statements.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

1.   Nature of Operations

     Jackson National Life Insurance Company (the "Company" or "JNL") is wholly owned by Brooke Life Insurance Company ("Brooke Life" or the "Parent") which is ultimately a wholly owned subsidiary of Prudential plc ("Prudential"), London, England. JNL, together with its New York subsidiary, is licensed to sell group and individual annuity products, including immediate, indexed and deferred fixed annuities, variable annuities, guaranteed investment contracts ("GICs"), and individual life insurance products in all 50 states and the District of Columbia.

     The accompanying consolidated financial statements include JNL and its wholly owned subsidiaries, Jackson National Life Insurance Company of New York, an insurance company; Chrissy Corporation, an advertising agency; Jackson National Financial Services, LLC, an investment advisor and transfer agent; Jackson National Life Distributors, Inc., a broker dealer; JNL Thrift Holdings, Inc., a unitary thrift holding company; PPM America Special Investments Fund, L.P. ("SIF I") and PPM America Special Investments CBO II, L.P. ("CBO II"), (collectively, "PPMA Funds"). The Company has historically accounted for its investment in the PPMA Funds using the equity method. As a result of corporate restructuring in 2000, JNL obtained effective managerial control of the PPMA Funds. Accordingly, the PPMA Funds are consolidated in 2000 in the accompanying financial statements. JNL owns a 72.0% interest in SIF I and a 15.1% interest in CBO
     II. The minority interest reflected in the accompanying financial statements reflects the interests of other parties in the PPMA Funds.

     On November 10, 1998, JNL Thrift Holdings, Inc. completed its acquisition of First Federal Savings and Loan Association of San Bernardino, a thrift located in San Bernardino, California. Following the acquisition, the thrift was renamed Jackson Federal Bank ("Jackson Federal"). On September 29, 2000 Jackson Federal acquired and merged with Highland Federal Bank ("Highland"), a bank located in California. The acquisitions were accounted for by the purchase method and the results of Jackson Federal and Highland are included in the consolidated income statement from the respective dates of acquisition.

 2.  Summary of Significant Accounting Policies

     Basis of Presentation
     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year presentation.

     The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

     Change in Accounting Principles
     Effective January 1, 1999, JNL adopted Statement of Position 97-3, "Accounting by Insurance Companies and Other Enterprises for Insurance-Related Assessments" ("SOP 97-3"). SOP 97-3 establishes accounting standards for guaranty fund and other insurance related assessments. Under SOP 97-3, the Company establishes an asset for premium tax offsets and policy surcharges at the time of the assessment if certain circumstances exist. Previously, no asset was recorded for premium tax offsets. The adoption of SOP 97-3 is treated as a cumulative effect of a change in accounting principle and prior periods have not been restated. The cumulative effect of the change totaling $38.0 million, net of deferred acquisition cost amortization of $10.5 million and federal income taxes of $9.6 million is included in net income in 1999.

     Effective January 1, 1999, JNL adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The impact of adoption was not material.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------



2.       Summary of Significant Accounting Policies (continued)

     Recently Issued Accounting Standards
     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133, as amended by Statement No. 137 and 138, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards for derivative instruments and for hedging activities. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, will be recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. The Company will adopt this Statement effective January 1, 2001. Upon adoption, a net transitional adjustment based on the aggregate fair value of the Company's derivative instruments as of December 31, 2000 will be recorded as a cumulative effect of a change in accounting principle. Currently, the Company is continuing its analysis of the impact of FAS 133 on its financial statements. Net earnings in 2001 and future years are likely to reflect significantly increased volatility owing to fair value fluctuations on certain derivative instruments, particularly interest rate swaps, that are regularly used to manage risks associated with movements in interest rates. As noted, the fair value of derivative contracts will now be reflected in income while the largely offsetting change in fair value of the Company's investments will remain as an adjustment to equity in the balance sheet as unrealized gain and losses.

     Comprehensive Income
     Comprehensive income includes all changes in stockholder's equity (except those arising from transactions with owners/shareholders) and, in the Company's case, includes net income and net unrealized gains or losses on securities.

     Investments
     Cash and short-term investments, which primarily include commercial paper and money market instruments, are carried at cost. These investments have maturities of three months or less and are considered cash equivalents for reporting cash flows.

     Fixed maturities consist of debt securities and commercial loans. Debt securities include bonds, notes, redeemable preferred stocks, mortgage-backed securities and structured securities. All debt securities are considered available for sale and are carried at fair value. Debt securities are reduced to estimated net realizable value for declines in fair value considered to be other than temporary. Commercial loans include certain term and revolving notes, as well as certain receivables arising from asset based lending activities. Commercial loans are carried at outstanding principal balances, less an allowance for loan losses.

     Equity securities, which include common stocks and non-redeemable preferred stocks, are carried at fair value. Equity securities are reduced to estimated net realizable value for declines in fair value considered to be other than temporary.

     Mortgage loans are carried at aggregate unpaid principal balances, net of unamortized discounts and premiums and an allowance for loan losses. The allowance for loan losses is maintained at a level considered adequate to absorb losses inherent in the mortgage loan portfolio.

     Policy loans are carried at the unpaid principal balances.

     Real estate is carried at the lower of depreciated cost or fair value.

     Limited partnership investments are accounted for using the equity method.

     Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined using the specific cost identification method. Acquisition premiums and discounts on investments are amortized to investment income using call or maturity dates. The changes in unrealized gains or losses on investments classified as available for sale, net of tax and the effect of the deferred acquisition costs adjustment, are excluded from net income and included as a component of comprehensive income and stockholder's equity.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

2.    Summary of Significant Accounting Policies (continued)

     Derivative Financial Instruments
     The Company enters into financial derivative transactions, including swaps, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, or quantity of, or a degree of exposure with respect to assets, liabilities, or future cash flows, which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, duration matching and scenario testing.

     Interest rate swap agreements generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. Interest rate swap agreements outstanding at December 31, 2000 and 1999 hedge available for sale securities and are carried at fair value with the change in value reflected in comprehensive income and stockholder's equity. Amounts paid or received on interest rate swap agreements are included in investment income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other assets. Realized gains and losses from the settlement or termination of the interest rate swaps are deferred and amortized over the life of the specific hedged assets as an adjustment to the yield.

     Purchased put-swaptions provide the Company with the right, but not the obligation, to require the writers to pay the Company the present value of a long duration interest rate swap at future exercise dates. These put-swaptions are entered into as a hedge against significant upward movements in interest rates. Premiums paid for put-swaption contracts are included in other invested assets and are being amortized to investment income over the remaining terms of the contracts with maturities of up to 9 years. Put-swaptions, designated as a hedge of available for sale securities, are carried at fair value with the change in value reflected in comprehensive income and stockholder's equity.

     Equity index futures contracts and equity index call options are used to hedge the Company's obligations associated with its issuance of equity index-linked immediate and deferred annuities. The variation margin on futures contracts is deferred and, upon closing of the contracts, adjusts the basis of option contracts purchased. Premiums paid for call options, adjusted for the effects of hedging, are included in net investment income ratably over the terms of the options. The call option contracts are included in other invested assets and are carried at intrinsic value.

     Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps, are entered into for the purpose of hedging the Company's foreign currency denominated funding agreements supporting Trust instrument obligations. Cross-currency swaps are included in other assets at cost adjusted for transaction gains or losses using exchange rates as of the reporting date. Unrealized foreign currency transaction gains and losses related to hedging activities are excluded from net income.

     Derivative financial instruments are held primarily for hedging purposes. High yield bond index swaps and equity index derivatives, including swaps and futures, and emerging market bond index swaps were held for investment purposes in 1998.

     The Company manages the potential credit exposure for over-the-counter derivative contracts through careful evaluation of the counterparty credit standing, collateral agreements, and master netting agreements. The Company is exposed to credit-related losses in the event of nonperformance by counterparties, however, it does not anticipate nonperformance.

     Deferred Acquisition Costs
     Certain costs of acquiring new business, principally commissions, bonus interest on certain products and certain costs associated with policy issue and underwriting, which vary with and are primarily related to the production of new business, have been capitalized as deferred acquisition costs. Deferred acquisition costs are increased by interest thereon and amortized in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits for annuities and interest-sensitive life products. As certain fixed maturities and equity securities available for sale are carried at fair value, an adjustment is made to deferred

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

2.      Summary of Significant Accounting Policies (continued)

     acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. The change in this adjustment is included with the change in fair value of fixed maturities and equity securities available for sale, net of tax, that is credited or charged directly to stockholder's equity and is a component of other comprehensive income. Deferred acquisition costs have been increased by $300.2 million at December 31, 2000 and $320.0 million at December 31, 1999 to reflect this change.

     Value of Acquired Insurance and Goodwill
     The value of acquired insurance in-force at acquisition date represents the present value of anticipated profits of the business in-force on November 25, 1986 (the date the Company was acquired by Prudential) net of amortization. The value of acquired insurance in-force is amortized in proportion to anticipated premium revenues for traditional life insurance contracts and estimated gross profits for annuities and interest-sensitive life products over a period of 20 years.

     Goodwill includes both goodwill and core deposit intangibles and represents the excess of purchase price over the fair value of assets acquired in the purchase of Jackson Federal and Highland. Jackson Federal had total assets of $110.0 million and deposits of $105.8 million at the date of the acquisition. Highland had total assets of $692.0 million and deposit liabilities of $450.2 million at the date of acquisition in 2000. For these acquisitions, the excess of the purchase price over the fair value of the assets acquired was allocated to goodwill and core deposit intangibles. The core deposit intangibles are amortized over 7 years and goodwill is amortized over 15 years.

     Federal Income Taxes
     The Company provides deferred income taxes on the temporary differences between the tax and financial statement basis of assets and liabilities.

     JNL files a consolidated federal income tax return with Brooke Life and Jackson National Life Insurance Company of New York. The non-life insurance company subsidiaries file separate federal income tax returns. Income tax expense is calculated on a separate company basis.

     Policy Reserves and Liabilities
     Reserves for future policy benefits:
     For traditional life insurance contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviations. Mortality assumptions range from 50% to 90% of the 1975-1980 Basic Select and Ultimate tables depending on underwriting classification and policy duration. Interest rate assumptions range from 6.0% to 9.5%. Lapse and expense assumptions are based on Company experience.

     Deposits on investment contracts:
     For the Company's interest-sensitive life contracts, reserves approximate the policyholder's accumulation account. For deferred annuity, variable annuity, guaranteed investment contracts and other investment contracts, the reserve is the policyholder's account value. The reserve for equity index-linked annuities is based on two components, i) the guaranteed contract value, and ii) the intrinsic value of the option component of the contract as of the valuation date. Obligations in excess of the guaranteed contract value are hedged through the use of futures contracts and call options.

     Trust Instruments Supported by Funding Agreements
     In 1999, JNL and Jackson National Life Funding, LLC established an initial $2 billion aggregate European Medium Term Note program. Jackson National Life Funding, LLC was formed as a special purpose vehicle solely for the purposes of issuing instruments to institutional investors, the proceeds of which are deposited with JNL and secured by the issuance of Funding Agreements. Instruments issued representing obligations denominated in a foreign currency have been hedged for changes in exchange rates using cross-currency swaps.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies (continued)

     Trust instrument liabilities are adjusted to reflect the effects of foreign currency transaction gains and losses using exchange rates as of the reporting date. Unrealized foreign currency transaction gains and losses are excluded from net income.

     Variable Annuity Assets and Liabilities
     The assets and liabilities resulting from individual variable annuity contracts which aggregated $5,528.6 million and $4,461.2 million at December 31, 2000 and 1999, respectively, are segregated in separate accounts. The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are recorded as earned and included in variable annuity fees and net asset management fees in the consolidated income statement.

     The Company has issued a group variable annuity contract designed for use in connection with and issued to the Company's Defined Contribution Retirement Plan. These deposits are allocated to the Jackson National Separate Account - II and aggregated $57.0 million and $61.0 million at December 31, 2000 and 1999, respectively. The Company receives administrative fees for managing the funds and these fees are recorded as earned and included in net asset management fees in the consolidated income statement.

     Savings Deposits
     Savings deposits are comprised of banking deposits held by Jackson Federal, and include demand deposits, passbook savings, money market checking and savings and certificates of deposit. Savings deposit liabilities are reported at the outstanding balance of the accounts.

     Revenue and Expense Recognition
     Premiums for traditional life insurance are reported as revenues when due. Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts. This association is accomplished by provisions for future policy benefits and the deferral and amortization of acquisition costs.

     Deposits on interest-sensitive life products and investment contracts, principally deferred annuities and guaranteed investment contracts, are treated as policyholder deposits and excluded from revenue. Revenues consist primarily of the investment income and charges assessed against the policyholder's account value for mortality charges, surrenders and administrative expenses. Fee income also includes revenues related to asset management fees and net retained commissions. Surrender benefits are treated as repayments of the policyholder account. Annuity benefit payments are treated as reductions to the policyholder account. Death benefits in excess of the policyholder account are recognized as an expense when incurred. Expenses consist primarily of the interest credited to policyholder deposits. Underwriting expenses are associated with gross profit in order to recognize profit over the life of the business. This is accomplished by deferral and amortization of acquisition costs.

3.   Fair Value of Financial Instruments
     The following summarizes the basis used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Short-Term Investments:
     Carrying value is considered to be a reasonable estimate of fair value.

     Fixed Maturities:
     Fair values for fixed maturities securities are based principally on quoted market prices, if available. For securities that are not actively traded, fair values are estimated using independent pricing services or analytically determined values.

     Equity Securities:
     Fair values for common and non-redeemable preferred stock are based principally on quoted market prices, if available. For securities that are not actively traded, fair values are estimated using independent pricing services or analytically determined values.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

3.   Fair Value of Financial Instruments (continued)

     Mortgage Loans:
     Fair values are determined by discounting the future cash flows to the present at current market rates. The fair value of mortgages approximated $5,101.1 million and $3,514.9 million at December 31, 2000 and 1999, respectively.

     Policy Loans:
     Fair value approximates carrying value since policy loan balances reduce the amount payable at death or surrender of the contract.

     Derivatives:
     Fair values are based on quoted market prices, estimates received from financial institutions, or valuation models.

     Variable Annuity Assets:
     Variable annuity assets are carried at the market value of the underlying securities.

     Annuity Reserves:
     Fair values for immediate annuities, without mortality features, are derived by discounting the future estimated cash flows using current interest rates for similar maturities. For deferred annuities, fair value is based on surrender value. The carrying value and fair value of such annuities approximated $19.6 billion and $18.7 billion, respectively, at December 31, 2000, and $20.2 billion and $19.2 billion, respectively, at December 31, 1999.

     Reserves for Guaranteed Investment Contracts:
     Fair value is based on the present value of future cash flows at current pricing rates. The fair value approximated $4.3 billion and $4.7 billion at December 31, 2000 and 1999, respectively.

     Trust Instruments Supported by Funding Agreements:
     Fair value is based on the present value of future cash flows at current pricing rates. The fair value approximated $2.9 billion and $1.0 billion at December 31, 2000 and 1999, respectively.

     Savings Deposits:
     Fair value of deposit accounts with no stated maturity (demand deposits, regular passbook and money market accounts) is equal to their carrying amounts. Fair value of certificates of deposit is based on the discounted value of contractual cash flows. The fair value approximated $732.3 million and $105.4 million at December 31, 2000 and 1999, respectively.

     Reverse Repurchase Agreements:
     Carrying value of reverse repurchase agreements is considered to be a reasonable estimate for fair value.

     Notes and Bank Debt:
     Fair value of notes and bank debt is based on the present value of future cash flows at current interest rates.

     Variable Annuity Liabilities:
     Fair value of contracts in the accumulation phase is based on account value less surrender charges. Fair values of contracts in the payout phase are based on the present value of future cash flows at assumed investment rates. The fair value approximated $5,314.7 million and $4,336.8 million at December 31, 2000 and 1999, respectively.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

4.   Investments

     Investments are comprised primarily of fixed-income securities, primarily publicly-traded industrial, mortgage-backed, utility and government bonds, and mortgage and commercial loans. Mortgage-backed securities include asset-backed and other structured securities. The Company generates the majority of its deposits from interest-sensitive individual annuity contracts, life insurance products, and guaranteed investment contracts on which it has committed to pay a declared rate of interest. The Company's strategy of investing in fixed-income securities and loans aims to ensure matching of the asset yield with the interest-sensitive liabilities and to earn a stable return on its investments.

     Fixed Maturities
     The following table sets forth fixed maturity investments at December 31, 2000, classified by rating categories as assigned by nationally recognized statistical rating organizations, the National Association of Insurance Commissioners ("NAIC"), or if not rated by such organizations, the Company's investment advisor. At December 31, 2000, investments rated by the Company's investment advisor totaled $717.8 million. For purposes of the table, if not otherwise rated higher by a nationally recognized statistical rating organization, NAIC Class 1 investments are included in the A rating; Class 2 in BBB; Class 3 in BB and Classes 4 through 6 in B and below.

                                                 Percent of Total
                  Investment Rating                   Assets
                                                --------------------
                  AAA
                                                           12.8%
                  AA                                        1.9
                  A
                                                           16.4
                  BBB
                                                           21.9
                                                --------------------
                      Investment grade
                                                           53.0
                                                --------------------
                  BB
                                                            3.8
                  B and below                               3.5
                                                --------------------
                      Below investment grade                7.3
                                                --------------------
                      Total fixed maturities               60.3
                                                --------------------
                  Other assets                             39.7
                                                --------------------
                      Total assets                       100.0%
                                                ====================

     At December 31, 2000, the amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased were $121.1 million and $27.4 million, respectively.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

4.    Investments (continued)

     The amortized cost and estimated fair value of fixed maturities are as follows (in thousands):

                                                                   Gross             Gross           Estimated
                                             Amortized          Unrealized         Unrealized           Fair
     December 31, 2000                         Cost                Gains             Losses            Value
                                        -------------------- ------------------ ------------------ -----------------
     U.S. Treasury securities                $       4,623          $     138       $         -       $      4,761
     U.S. Government agencies
          and foreign governments                  108,157              2,278             5,416            105,019
     Public utilities                              504,853              4,219            12,983            496,089
     Corporate securities
          and commercial loans                  16,957,873            241,934         1,179,355         16,020,452
     Mortgage-backed securities                 10,700,270            131,446           161,756         10,669,960
                                        -------------------- ------------------ ------------------ -----------------
          Total                              $  28,275,776          $ 380,015       $ 1,359,510       $ 27,296,281
                                        ==================== ================== ================== =================

                                                                  Gross              Gross           Estimated
                                            Amortized           Unrealized        Unrealized           Fair
     December 31, 1999                         Cost               Gains             Losses             Value
                                        -------------------- ------------------ ------------------ -----------------
     U.S. Treasury securities                $       9,974        $        17       $       380      $       9,611
     U.S. Government agencies
         and foreign governments                   282,938             13,276             2,559            293,655
     Public utilities                              547,355              5,419            25,850            526,924
     Corporate securities
           and commercial loans                 15,304,146            126,822           787,942         14,643,026
     Mortgage-backed securities                 11,181,034             22,677           443,011         10,760,700
                                        -------------------- ------------------ ------------------ -----------------
          Total                              $  27,325,447        $   168,211       $ 1,259,742      $  26,233,916
                                        ==================== ================== ================== =================


     Gross unrealized gains pertaining to equity securities at December 31, 2000 and 1999 were $65.0 million and $83.3 million, respectively. Gross unrealized losses at December 31, 2000 and 1999 were $57.0 million and $30.0 million, respectively.

     The amortized cost and estimated fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without early redemption penalties.

     Fixed maturities (in thousands):

                                                                            Amortized              Estimated
                                                                              Cost                Fair Value
                                                                       --------------------  ----------------------
     Due in 1 year or less                                                   $    248,037            $    262,048
     Due after 1 year through 5 years                                           4,635,748               4,426,226
     Due after 5 years through 10 years                                         7,497,074               7,057,349
     Due after 10 years through 20 years                                        2,389,543               2,233,314
     Due after 20 years                                                         2,805,104               2,647,384
     Mortgage-backed securities                                                10,700,270              10,669,960
                                                                       --------------------  ----------------------
          Total                                                              $ 28,275,776            $ 27,296,281
                                                                       ====================  ======================

     Acquisition discounts and premiums on mortgage-backed securities are amortized over the estimated redemption period using the effective interest method. Effective yields, which are used to calculate amortization, are adjusted periodically to reflect actual payments to date and anticipated future payments. Resulting adjustments to carrying values are included in investment income.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

4.    Investments (continued)

     Fixed maturities with a carrying value of $3.1 million and $2.7 million were on deposit with regulatory authorities at December 31, 2000 and 1999, respectively, as required by law in various states in which business is conducted.

     Mortgage Loans
     Mortgage loans, net of allowance for loan losses of $33.4 million and $15.4 million at December 31, 2000 and 1999, respectively, are as follows (in thousands):

                                                                                        December 31,
                                                                                 2000                  1999
                                                                           ------------------    ------------------
         Residential                                                             $   652,519           $   103,869
         Commercial                                                                4,007,696             3,433,233
                                                                           ------------------    ------------------
              Total                                                              $ 4,660,215           $ 3,537,102
                                                                           ==================    ==================

     At December 31, 2000, mortgage loans were collateralized by properties located in 38 states and Canada. Approximately 26% of the aggregate carrying value of the portfolio is secured by properties located in California.

     Other Invested Assets
     Other invested assets consist primarily of investments in limited partnerships that invest in securities. Limited partnership income recognized by the Company was $73.5 million, $34.3 million and $10.2 million in 2000, 1999 and 1998, respectively. At December 31, 2000, the Company has unfunded commitments related to its investments in limited partnerships totaling $598.5 million.

     Derivatives
     The fair value of derivatives reflects the estimated amounts that the Company would receive or pay upon sale or termination of the contracts, net of payment accruals, at the reporting date. With respect to swaps and put-swaptions, the notional amount represents the stated principal balance used as a basis for calculating payments. With respect to futures and options, the contractual amount represents the market exposure of outstanding positions.

     A summary of the aggregate contractual or notional amounts,  estimated fair
     values  and  gains  and  losses  for   derivative   financial   instruments
     outstanding is as follows (in thousands):

                                                                 December 31,
                                              2000                                           1999
                          ---------------------------------------------   -------------------------------------------
                           Contractual/                                     Contractual/
                             Notional           Fair          Gain/           Notional         Fair        Gain/
                              Amount            Value         (Loss)           Amount         Value       (Loss)
                         ------------------ -------------- -------------   ---------------- ----------- ------------
     Interest rate swaps   $     7,375,000   $ (215,979)    $ (216,947)     $   4,610,000   $  19,878   $   19,878
     Cross-currency
        swaps                    2,085,701     (135,919)                          808,572     (61,472)     (61,472)
                                                              (135,919)
     Put-swaptions              23,000,000       17,305                        29,500,000      14,792        1,706
                                                                 3,713
     Futures                        88,694            -         (5,470)            62,557           -        4,633
     Call options                1,716,003      556,739        119,729          1,501,075     628,836      339,321

     During 2000, 1999, and 1998, the Company recorded net expenses of $65.5 million, $29.9 million, and $20.2 million, respectively, on derivative instruments. Included in these amounts was a loss of $6.1 million in 1998 related to investment activity. During 1999 and 1998, the Company also incurred realized losses of $81.2 thousand on the termination of interest rate swaps and $10.1 million on the termination of emerging market bond index swaps, respectively. The average notional amount of swaps outstanding was $8.1 billion and $4.6 billion in 2000 and 1999, respectively.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

4.    Investments (continued)

     Securities Lending
     The Company has entered into a securities lending agreement with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2000 and 1999, the estimated fair value of loaned securities was $662.2 million and $313.8 million, respectively. The agreement requires a minimum of 102 percent of the fair value of the loaned securities as collateral, calculated on a daily basis. To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis. Cash collateral received in the amount of $678.0 million and $288.0 million at December 31, 2000 and 1999, respectively, was invested by the agent bank and included in short-term investments of the Company. A securities lending payable is included in liabilities for cash collateral received.

5.    Investment Income and Realized Gains and Losses

     The sources of net investment income by major category are as follows (in thousands):

                                                                  Years ended December 31,
                                                       2000                 1999                 1998
                                                 -----------------    ------------------   ------------------
     Fixed maturities                             $     2,136,323      $     2,094,557      $     2,160,543
     Other investment income                              513,478              420,764              360,846
                                                 -----------------    ------------------   ------------------
       Total investment income                          2,649,801            2,515,321            2,521,389
     Less investment expenses                             (38,818)             (39,125)             (43,112)
                                                 -----------------    ------------------   ------------------
       Net investment income                      $     2,610,983      $     2,476,196      $     2,478,277
                                                 =================    ==================   ==================

     Net realized investment gains and losses are as follows (in thousands):

                                                                  Years ended December 31,
                                                       2000                 1999                 1998
                                                 -----------------    ------------------   ------------------
     Sales of fixed maturities
       Gross gains                                $        43,458      $        99,131     $        120,325
       Gross losses                                       (55,497)             (28,163)             (29,121)
     Sales of equity securities
       Gross gains                                         32,577               54,849               25,682
       Gross losses                                        (1,520)                (228)                (100)
     Impairment losses                                   (141,079)             (77,076)             (31,532)
     Other invested assets, net                             1,206               (4,195)             (15,808)
                                                 -----------------    ------------------   ------------------
       Total before minority interest                    (120,855)              44,318               69,446
     Minority interest                                     49,821                    -                    -
                                                 -----------------    ------------------   ------------------
       Total                                        $     (71,034)     $        44,318     $         69,446
                                                 =================    ==================   ==================

6.   Value of Acquired Insurance and Goodwill

     The value of acquired insurance in-force at acquisition date represents the present value of anticipated profits of the business in-force on November 25, 1986 (the date the Company was acquired by Prudential). The value of acquired insurance in-force was determined by using assumptions as to interest, persistency and mortality. Profits were then discounted to arrive at the value of the insurance in-force.

     Goodwill includes both goodwill and core deposit intangibles and represents the excess of purchase price over the fair value of assets acquired in the purchases of Jackson Federal and Highland.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

6.   Value of Acquired Insurance and Goodwill (continued)

     The amortization of acquired insurance and goodwill was as follows (in thousands):

                                                                            Years ended December 31,
                                                                 2000                 1999                 1998
                                                           -----------------    -----------------    -----------------
     Value of insurance in force:
       Balance, beginning of year                          $      138,734       $        154,402     $        169,245
       Interest, at rates varying from 6.5% to 9.5%                12,201                 13,690               15,095
          Amortization                                            (28,723)               (29,358)             (29,938)
                                                           -----------------    -----------------    -----------------
       Balance, end of year                                $      122,212       $        138,734     $        154,402
                                                           =================    =================    =================
     Goodwill:
       Balance, beginning of year                          $        3,159       $          3,774     $             -
       Acquisitions and adjustments                                68,486                   (242)               3,826
          Amortization                                             (2,064)                  (373)                 (52)
                                                           -----------------    -----------------    -----------------
       Balance, end of year                                $       69,581       $          3,159     $          3,774
                                                           =================    =================    =================

     Value of insurance in force and goodwill:
          Net amortization                                 $     (18,586)       $       (16,041)     $        (14,895)
                                                           =================    =================    =================
       Balance, end of year                                $      191,793       $       141,893      $        158,176
                                                           =================    =================    =================

      The value of acquired insurance and goodwill estimated amortization is as follows (in thousands):

     2001                        $   23,400

     2002                            24,500

     2003                            25,600

     2004                            26,900

     2005                            28,200

     Thereafter                      63,193

                                 ---------------
          Total                  $  191,793
                                 ===============

7.       Savings Deposits

     Savings deposits are as follows (in thousands):

                                                                         December 31,
                                                          2000                                   1999
                                            ----------------------------------     ---------------------------------
                                                                  Weighted                             Weighted
                     Type                                          Average                             Average
                                                Amount              Rate             Amount              Rate
                                            ----------------    --------------    -------------    -----------------
     Demand deposits                        $        69,470          1.40%        $      7,979            .87%
     Regular passbook                                33,844          2.16%               5,609           2.01%
     Money market checking and
          savings                                    49,174          3.56%              12,012           2.34%
     Certificates of deposit                        579,723          6.05%              80,329           5.12%
                                            ----------------    --------------    -------------    -----------------
                                            $        732,211         5.33%        $    105,929           4.42%
                                            ================    ==============    =============    ==================

     The contractual maturities of certificates of deposit at December 31, 2000 were as follows:

     Years Ending December 31,
                      2001                                      $  480,733
                      2002                                          87,266
                      2003                                           6,812
                      2004                                           4,071
                      Thereafter                                       841
                                                                -----------
                                                                $  579,723
                                                                ===========
                                       16

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------
7.       Savings Deposits (continued)

     Interest   expense  on  deposit  accounts  is  summarized  as  follows  (in thousands):

                                                                                 Years ended December 31,
                                                                         -------------------------------------
                                                                              2000                 1999
                                                                         ----------------     ----------------

     Demand deposits, regular passbook and money market accounts         $         1,457      $           497
     Certificates of deposit                                                      15,533                3,960
                                                                         ----------------     ----------------
                                                                         $        16,990      $         4,457
                                                                         ================     ================

     Certificates of deposit greater than $100,000 totaled approximately $146.2 million and $14.6 million at December 31, 2000 and 1999, respectively.

8.   Notes and Bank Debt

     The aggregate carrying value and estimated fair value of notes and bank debt at December 31, 2000 and 1999 was as follows (in thousands):

                                                                   2000                            1999
                                                        ----------------------------    ----------------------------
                                                          Carrying      Estimated        Carrying      Estimated
                                                           Amount       Fair Value        Amount       Fair Value
                                                        -------------- -------------    ------------ ---------------
       Surplus notes                                    $     249,193  $    249,800     $  249,184   $    248,800
       Advances from the Federal Home Loan Bank               234,534       235,255         33,700         33,569
       Debt of PPMA Funds                                     187,985       184,659             --             --
                                                        -------------- -------------    ------------ ---------------
                 Total                                  $     671,712  $    669,714     $  282,884   $    282,369
                                                        ============== =============    ============ ===============

     Surplus Notes
     On March 15, 1997, the Company issued 8.15% Notes (the "Notes") in the principal amount of $250 million due March 15, 2027. The Notes were issued pursuant to Rule 144A under the Securities Act of 1933, and are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims.

     Under Michigan Insurance law, the Notes are not part of the legal liabilities of the Company and are considered capital and surplus for statutory reporting purposes. Payments of interest or principal may only be made with the prior approval of the Commissioner of Insurance of the State of Michigan and only out of surplus earnings which the Commissioner determines to be available for such payments under Michigan Insurance law. The Notes may not be redeemed at the option of the Company or any holder prior to maturity.

     Interest is payable semi-annually on March 15 and September 15 of each year. Interest paid on the Notes was $20.4 million in 2000, 1999 and 1998.

     Advances from the Federal Home Loan Bank
     Jackson Federal began utilizing the credit programs offered by the Federal Home Loan Bank ("FHLB") during 1999. FHLB advances, maturing in years through 2008, totaled $234.5 million and $33.7 million at December 31, 2000 and 1999, respectively, at weighted average interest rates of 6.22% and 5.93%, respectively. The advances are collateralized by mortgage loans and mortgage-backed securities totaling $407.4 million at December 31, 2000. Interest paid totaled $5.2 million and $0.5 million in 2000 and 1999, respectively.

     PPMA Funds
     As a result of the consolidation of the PPMA Funds in 2000, the related debt obligations of the funds are reflected in the Company's consolidated financial statements.

     SIF I has issued $70 million of 8.36% Subordinated Secured Notes ("SIF I Notes") due December 15, 2005. Interest is due semi-annually. The SIF I Notes are collateralized and secured pursuant to an Indenture between the issuer and Chase Bank of Texas, N.A., as trustee. The SIF I Notes may only be redeemed early under certain circumstances and require a make-whole payment by the issuer.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

8.   Notes and Bank Debt (continued)

     SIF I has also entered into a Senior Secured Credit Facility ("SIF I Facility") under which it may borrow up to $200 million. The SIF I Facility is a revolving extendable credit facility which matures June 15, 2004. Borrowings under the SIF I Facility bear interest at a variable rate. SIF I may choose rates based on the Eurodollar loan rate plus 1.75% per annum or the higher of the Prime lending rate of Bankers Trust Company and the Fed Funds effective rate plus .50% per annum. The outstanding borrowings in the December 31, 2000 financial statements bear interest rates ranging from 8.22% to 8.63%.

     CBO II has issued $70.95 million of 7.8% Subordinated Secured Notes ("CBO II Notes") due December 15, 2004. Interest is due semi-annually. The CBO II Notes are secured pursuant to an Indenture between the Issuer and Texas Commerce Bank, N.A., as trustee. The CBO II Notes may only be redeemed early under certain circumstances and require a make-whole payment by the issuer.

     CBO II has also entered into a Senior Secured Credit Facility ("CBO II Facility") under which it may borrow up to $236.5 million. The CBO II Facility is a revolving extendable credit facility which matures June 15, 2003. Borrowings under the CBO II Facility bear interest at a variable rate. CBO II may choose rates based on the Eurodollar loan rate plus 1.00% per annum or the higher of the Prime lending rate of Bankers Trust Company and the Fed Funds effective rate plus .50% per annum. The outstanding borrowings in the December 31, 2000 financial statements bear interest rates ranging from 7.38% to 8.13%.

     Outstanding debt balances on the PPMA Funds included in the December 31, 2000 financial statements are as follows (in thousands):

                                                              SIF I             CBO II            Total
                                                         -----------------    ------------     -------------

         Subordinated secured notes                      $         25,000     $    45,000      $     70,000
         Revolving credit facility                                 76,125          41,860           117,985
                                                         -----------------    ------------     -------------
         Total outstanding                               $        101,125     $    86,860      $    187,985
                                                         =================    ============     =============

     Interest expense on the debt totaled $24.2 million in 2000.


9.    Reverse Repurchase Agreements

     During 2000, 1999 and 1998, the Company entered into reverse repurchase and dollar roll repurchase agreements (in 1998 only) whereby the Company agreed to sell and repurchase securities. These activities have been accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheet. Short-term borrowings under such agreements averaged $680.0 million and $987.8 million during 2000 and 1999, respectively, at weighted average interest rates of 6.52% and 5.39%, respectively. Interest paid totaled $44.3 million, $53.2 million and $100.2 million in 2000, 1999 and 1998, respectively. The highest level of short-term borrowings at any month end was $1.2 billion in 2000 and $1.5 billion in 1999.

10.  Reinsurance

     The Company assumes and cedes reinsurance from and to other insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability. The maximum amount of life insurance risk retained by the Company on any one life is generally $1.5 million. Amounts not retained are ceded to other companies on a yearly renewable-term or a coinsurance basis.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------


10.  Reinsurance (continued)

     The effect of reinsurance on premiums is as follows (in thousands):

                                                                    Years ended December 31,
                                                           2000               1999                1998
                                                     ------------------ ------------------  -----------------
     Direct premiums                                 $        341,078   $        361,367     $       356,368
     Assumed premiums                                           4,324              4,941               5,162
     Less reinsurance ceded                                  (114,601)          (107,997)            (97,844)
                                                     ------------------ ------------------  -----------------
       Total net premiums                            $        230,801   $        258,311     $       263,686
                                                     ================== ==================  =================

     Components of the reinsurance recoverable asset are as follows (in thousands):

                                                                                    December 31,
                                                                               2000               1999
                                                                         ------------------ -----------------
     Ceded reserves                                                      $        326,675   $       289,034
     Ceded claims liability                                                        17,083            15,939
     Ceded - other                                                                 14,373            23,037
                                                                         ------------------ -----------------
       Total                                                             $        358,131   $       328,010
                                                                         ================== =================

     Reserves reinsured through Brooke Life were $71.7 million and $76.4 million at December 31, 2000 and 1999, respectively.

11.  Federal Income Taxes

     The components of the provision for federal income taxes are as follows (in thousands):


                                                                        Years ended December 31,
                                                                  2000              1999           1998
                                                            -----------------  --------------  --------------
     Current tax expense                                    $      179,200     $     136,900   $     196,900
     Deferred tax expense                                           37,000           104,600          42,100
                                                            -----------------  --------------  --------------

     Provision for federal income taxes                     $      216,200     $     241,500   $    239,000
                                                            =================  ==============  ==============

     The federal income tax provisions differ from the amounts determined by multiplying pretax income by the statutory federal income tax rate of 35% for 2000, 1999 and 1998 as follows (in thousands):

                                                                         Years ended December 31,
                                                                   2000             1999            1998
                                                              ---------------  --------------- ---------------
     Income taxes at statutory rate                           $     214,989    $     241,462   $     238,959
     Other                                                            1,211               38              41
                                                              ---------------  --------------- ---------------
     Provision for federal income taxes                       $     216,200    $     241,500   $     239,000
                                                              ===============  =============== ===============

     Effective tax rate                                               35.2%            35.0%           35.0%
                                                              ===============  =============== ===============

--------------------------------------------------------------------------------
     Federal income taxes paid were $148.6 million, $147.4 million and $161.9 million, in 2000, 1999 and 1998, respectively.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------


11.  Federal Income Taxes (continued)

     The tax effects of significant temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                                             Years ended December 31,
                                                                             2000                1999
                                                                        -----------------  ------------------
     Gross deferred tax asset
     Policy reserves and other insurance items                          $        615,201   $         617,829
     Difference between financial reporting and the tax basis of:
          Insolvency fund assessments                                             23,303              28,553
     Net unrealized losses on available for sale securities                      335,041             362,836
                                                                        -----------------  ------------------
     Total deferred tax asset                                                    973,545           1,009,218
                                                                        -----------------  ------------------

     Gross deferred tax liability
     Deferred acquisition costs                                                 (627,253)           (569,295)
     Difference between financial reporting and the tax basis of:
        Value of the insurance in-force                                          (42,774)            (48,557)
        Investment assets acquired                                                (9,331)            (40,499)
        Other assets                                                                 (95)              (6(37)
     Other, net                                                                  (53,703)            (52,615)
                                                                        -----------------  ------------------
     Total deferred tax liability                                               (733,156)           (711,003)
                                                                        -----------------  ------------------

     Net deferred tax asset                                             $        240,389   $         298,215
                                                                        =================  ==================

     Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.


12.  Commitments and Contingencies

     The Company and its subsidiaries are involved in litigation arising in the ordinary course of business. It is the opinion of management that the ultimate disposition of such litigation will not have a material adverse affect on the Company's financial condition or results of operations. JNL has been named in civil litigation proceedings which appear to be substantially similar to other class action litigation brought against many life insurers alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, JNL is a defendant in several individual actions that involve similar issues, including a 1999 verdict against JNL for $32.5 million in punitive damages. JNL has appealed the verdict on the basis that it is not supported by the facts or the law, and a ruling reversing the judgement is expected.

     State guaranty funds provide payments for policyholders of insolvent life insurance companies. These guaranty funds are financed by assessments to solvent insurance companies based on location, volume, and types of business. The Company estimated its reserve for future state guaranty fund assessments based on data received from the National Organization of Life and Health Insurance Guaranty Associations. Based on data received at the end of 2000 and 1999, the Company's reserve for future state guaranty fund assessments was $56.3 million and $80.2 million, respectively. The Company believes the reserve is adequate for all anticipated payments for known insolvencies.

     The Company offers synthetic GIC contracts to group customers including pension funds and other institutional organizations. The synthetic GIC contract is an off-balance sheet, fee based product where the customer retains ownership of the assets related to these contracts and JNL guarantees the customer's obligation to meet withdrawal requirements. The contingent liability associated with the off-balance sheet guarantees was $46.1 million and $46.3 million at December 31, 2000 and 1999, respectively.

            Jackson National Life Insurance Company and Subsidiaries
                   Notes to Consolidated Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

13.  Stockholder's Equity

     Under Michigan Insurance Law, dividends on capital stock can only be distributed out of earned surplus, unless the Commissioner approves the dividend prior to payment. Furthermore, without the prior approval of the Commissioner, dividends cannot be distributed if all dividends made within the preceding 12 months exceed the greater of statutory net gain from operations or 10% of the Company's statutory surplus for the prior year. On January 1, 2001 the maximum amount of dividends that can be paid by the Company without prior approval of the Commissioner under this limitation approximated $273.9 million.

     The Company received capital contributions from its parent of $209.1 million in 2000 and $528.0 million in 1998. The $209.1 million capital contribution in 2000 resulted from Brooke Life forgiving an intercompany tax liability. Dividend payments were $176.3 million, $96.3 million and $589.6 million in 2000, 1999 and 1998, respectively, having received the required approval from the Michigan Division of Insurance prior to payment.

     Statutory capital and surplus of the Company was $2,221.9 million and $2,260.8 million at December 31, 2000 and 1999, respectively. Statutory net income of the Company was $243.8 million, $355.4 million, and $321.8 million in 2000, 1999 and 1998, respectively.

     Effective January 1, 2001, the Codification of Statutory Accounting Principles guidance will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Company is in the process of estimating the potential effect of the codification guidance and does not believe it to be material.

     Jackson Federal is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum requirements would subject Jackson Federal to various regulatory actions ranging from increased scrutiny to conservatorship. At December 31, 2000, the Office of Thrift Supervision categorized Jackson Federal as well capitalized under the regulatory framework for prompt corrective action.

14.  Related Party Transactions

     The Company's investment portfolio is managed by PPM America, Inc., a registered investment advisor, and PPM Finance, Inc. (collectively, "PPM"). PPM is ultimately a wholly owned subsidiary of Prudential. The Company paid $27.1 million, $26.0 million and $28.9 million to PPM for investment advisory services during 2000, 1999 and 1998, respectively.

15.  Benefit Plans

     The Company has a defined contribution retirement plan covering substantially all employees. To be eligible, an employee must have attained the age of 21 and completed at least 1,000 hours of service in a 12-month period. The Company's annual contributions, as declared by the board of directors, are based on a percentage of eligible compensation paid to participating employees during the year. The Company's expense related to this plan was $5.7 million, $2.9 million and $3.8 million in 2000, 1999 and 1998, respectively.

PART C.  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a)  Financial Statements:
               (1)  Financial  statements  and  schedules  included  in  Part A:
                          Not Applicable

               (2)  Financial statements and schedules included in Part B:

                    Jackson National Separate Account - I:

                    Report of Independent Accountants
                    Statement of Assets and Liabilities as of
                         December 31, 2000
                    Statement of Operations for the Year Ended
                         December 31, 2000
                    Statement of Cash Flows for the Year Ended
                         December 31, 2000
                    Statement of Changes in Net Assets for the Years Ended
                         December 31, 2000 and December 31, 1999
                          Notes to Financial Statements

                    Jackson National Life Insurance Company:

                    Report of Independent Accountants
                    Consolidated Balance Sheet at December 31,
                         2000 and 1999
                    Consolidated Income Statement for the
                         years ended December 31, 2000, 1999 and
                         1998
                    Consolidated Statement of Stockholder's Equity and
                         Comprehensive Income for the years ended December 31, 2000, 1999 and 1998
                    Consolidated Statement of Cash flows for the
                         years ended December 31, 2000, 1999 and
                         1998
                    Notes to Consolidated Financial Statements

Item 24.(b)  Exhibits

Exhibit
No.             Description

1. Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated by reference to the Registrant's Post-Effective Amendment No. 9, filed on April 21, 1999 (File Nos. 33-82080 and 811-8664).

2.       Not Applicable

3.       General Distributor Agreement dated May 24, 1995, incorporated by reference to the Registrant's Post-Effective Amendment Number 3, filed on April 30, 1996 (File Nos. 33-82080 and 811-8664).

4.a.     Specimen of the Perspective II Fixed and Variable Annuity
         Contract, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-
         8664).

b.       Specimen of Tax Sheltered Annuity Endorsement, attached hereto.

c.       Specimen of Retirement Plan Endorsement, attached hereto.

d.       Specimen of Individual Retirement Annuity Endorsement, attached hereto.

e.       Specimen of Roth IRA Endorsement, attached hereto.

f. Specimen of Earnings Protection Benefit Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

g. Specimen of 5% Compounded Death Benefit Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

h. Specimen of Combination Death Benefit Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

i. Specimen of Maximum Anniversary Value Death Benefit Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

j. Specimen of 20% Additional Free Withdrawal Benefit Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

k. Specimen of Five-Year Withdrawal Charge Schedule Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

l. Specimen of 2% Contract Enhancement Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

m. Specimen of 3% Contract Enhancement Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

n. Specimen of 4% Contract Enhancement Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

o. Specimen of 5% Contract Enhancement Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

p. Specimen of Guaranteed Minimum Income Benefit Endorsement, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

q. Speciman of Preselected Death Benefit Option Election Endorsement, attached hereto.

5. Form of the Perspective II Fixed and Variable Annuity Application, incorporated by reference to the Registrant's registration Statement filed on September 28, 2001 (File Nos. 333-70472 and 811-8664).

6.a. Articles of Incorporation of Depositor, incorporated by reference to the Registrant's Post-Effective Amendment Number 3, filed on April 30, 1996 (File Nos. 33-82080 and 811-8664).

b.       By-laws of Depositor, incorporated by reference to the
         Registrant's   Post-Effective   Amendment   Number 3,  filed on
         April 30, 1996 (File Nos. 33-82080 and 811-8664).

7.       Not Applicable

8.       Not Applicable

9.       Opinion and Consent of Counsel, attached hereto.

10.      Consent of Independent Accountants, attached hereto.

11.      Not Applicable

12.      Not Applicable

13. Computation of Performance, incorporated by reference to the Registrant's Post-Effective Amendment No. 17, filed on October 5, 2001 (File Nos. 33-82080 and 811-8664).


14.      Power of Attorney, attached hereto.

Item 25.  Directors and Officers of the Depositor

         Name and Principal                 Positions and Offices
         Business Address                   with Depositor

         Richard D. Ash                     Vice President -
         1 Corporate Way                    Actuary & Appointed Actuary
         Lansing, Michigan  48951

         John B. Banez                      Vice President -
         1 Corporate Way                    Systems and Programming
         Lansing, Michigan  48951

         Marianne Clone                     Vice President - Administration
         1 Corporate Way
         Lansing, Michigan 48951

         Gerald W. Decius                   Vice President -
         1 Corporate Way                    Systems Model Office
         Lansing, Michigan 48951

         Lisa C. Drake                      Vice President & Actuary
         1 Corporate Way
         Lansing, Michigan 48951

         Joseph D. Emanuel                  Vice President & Associate
         1 Corporate Way                    General Counsel
         Lansing, Michigan 48951

         Robert A. Fritts                   Vice President &
         1 Corporate Way                    Controller - Financial
         Lansing, Michigan 48951            Operations

         Victor Gallo                       Senior Vice President -
         1 Corporate Way                    Group Pension
         Lansing, Michigan 48951

         James D. Garrison                  Vice President - Tax
         1 Corporate Way
         Lansing, MI  48951

         Rhonda K. Grant                    Vice President - Government
         1 Corporate Way                    Relations
         Lansing, Michigan 48951

         Andrew B. Hopping                  Executive Vice President,
         1 Corporate Way                    Chief Financial Officer and
         Lansing, Michigan 48951            Director

         Stephen A. Hrapkiewicz             Vice President - Human
         1 Corporate Way                    Resources
         Lansing, Michigan 48951

         Cheryl Johns                       Vice President - Life Division
         1 Corporate Way
         Lansing, Michigan  48951

         Timo P. Kokko                      Vice President - Support
         1 Corporate Way                    Services
         Lansing, Michigan 48951

         Everett W. Kunzelman               Vice President - Underwriting
         1 Corporate Way
         Lansing, Michigan 48951

         Lynn W. Lopes                      Vice President - Group
         1 Corporate Way                    Pension
         Lansing, Michigan 48951

         Clark P. Manning                   President & Chief Executive Officer
         1 Corporate Way                    and Director
         Lansing, Michigan 48951

         Thomas J. Meyer                    Senior Vice President,
         1 Corporate Way                    General Counsel and
         Lansing, Michigan 48951            Secretary

         Keith R. Moore                     Vice President - Technology
         1 Corporate Way
         Lansing, Michigan 48951

         Jacky Morin                        Vice President -
         1 Corporate Way                    Group Pension
         Lansing, Michigan 48951

         P. Chad Myers                      Vice President - Asset
         1 Corporate Way                    Liability Management
         Lansing, Michigan 48951

         J. George Napoles                  Senior Vice President and
         1 Corporate Way                    Chief Information Officer
         Lansing, Michigan 48951

         Mark D. Nerud                      Vice President - Fund
         1 Corporate Way                    Accounting and Administration
         Lansing, Michigan 48951

         Bradley J. Powell                  Vice President - Institutional
         1 Corporate Way                    Marketing Group
         Lansing, Michigan 48951

         James B. Quinn                     Vice President - Broker
         1 Corporate Way                    Management
         Lansing, Michigan 48951

         Scott L. Stolz                     Senior Vice President -
         1 Corporate Way                    Administration
         Lansing, Michigan 48951

         Robert M. Tucker                   Vice President - Technical
         1 Corporate Way                    Support
         Lansing, Michigan 48951

         Connie J. Van Doorn                Vice President -
         1 Corporate Way                    Variable Annuity
         Lansing, Michigan 48951            Administration

         Michael A. Wells                   Executive Vice President
         1 Corporate Way                    and Director
         Lansing, Michigan 48951

Item 26.  Persons Controlled by or Under Common Control with the
          Depositor or Registrant.

                  State of          Control/
Company           Organization      Ownership           Principal Business

Brooke            Delaware          100%                Holding Company
Holdings, Inc.                      Holborn             Activities
                                    Delaware
                                    Partnership

Brooke            Delaware          100% Brooke         Holding Company
Finance                             Holdings, Inc.      Activities
Corporation

Brooke Life       Michigan          100% Brooke         Life Insurance
Insurance                           Holdings, Inc.
Company

Carolina          North             96.65% Jackson      Manufacturing
Steel             Carolina          National Life       Company
                                    Insurance
                                     Company

Cherrydale        Delaware          96.4% Jackson       Candy
Farms, Inc.                         National Life
                                    Insurance
                                     Company

Cherrydale        Delaware          72.5% Jackson       Holding Company
Holdings, Inc.                      National Life       Activities
                                    Insurance
                                     Company

Hermitage         Michigan          100% Jackson        Advertising Agency
Management, LLC                     National Life
                                    Insurance
                                     Company

Holborn           Delaware          80% Prudential      Holding Company
Delaware                            One Limited,        Activities
Partnership                         10% Prudential
                                    Two Limited,
                                    10% Prudential
                                    Three Limited

IFC Holdings,     Delaware          99% National        Broker/Dealer
Inc.                                Planning Holdings
                                    Inc.

Investment        Delaware          100% IFC Holdings,  Broker/Dealer
Centers of                          Inc.
America

IPM Products      Delaware          93% Jackson         Auto Parts
Group                               National Life
                                    Insurance Company

Jackson           USA               100% JNL            Savings & Loan
Federal                             Thrift
Bank                                Holdings, Inc.

Jackson           Michigan          100% Jackson        Investment Adviser,
National                            National Life       and Transfer Agent
Asset                               Insurance
Management, LLC                     Company

Jackson           Delaware          100% Jackson        Advertising/
National                            National Life       Marketing
Life                                Insurance           Corporation and
Distributors,                       Company             Broker/Dealer
Inc.

Jackson           New York          100%                Life Insurance
National                            Jackson
Life Insurance                      National Life
Company of                          Insurance
New York                            Company

JNL Investors     Massachusetts     Common Law          Investment Company
Series Trust                        Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Series        Massachusetts     Common Law          Investment Company
Trust                               Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Thrift        Michigan          100% Jackson        Holding Company
Holdings, Inc.                      National Life
                                    Insurance
                                    Company

JNL Variable      Delaware          100% Jackson        Investment Company
Fund LLC                            National
                                    Separate
                                    Account - I

JNL Variable      Delaware          100% Jackson        Investment Company
Fund III LLC                        National
                                    Separate
                                    Account III

JNL Variable      Delaware          100% Jackson        Investment Company
Fund IV LLC                         National
                                    Separate
                                    Account IV

JNL Variable      Delaware          100% Jackson        Investment Company
Fund V LLC                          National
                                    Separate
                                    Account V

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund I LLC                          Separate
                                    Account I

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund II LLC                         Separate
                                    Account II

LePages,          Delaware          100% Jackson        Adhesives
Inc.                                National Life
                                    Insurance
                                    Company

LePages           Delaware          100% Jackson        Adhesives
Management                          National Life
Co., LLC                            Insurance
                                    Company

National          Delaware          100% National       Broker/Dealer
Planning                            Planning            and Investment
Corporation                         Holdings, Inc.      Adviser

National          Delaware          100% Brooke         Holding Company
Planning                            Holdings, Inc.      Activities
Holdings, Inc.

PPM Holdings,     Delaware          100% Brooke         Holding Company
Inc.                                Holdings, Inc.

Prudential        United            100%                Holding Company
Corporation       Kingdom           Prudential
Holdings                            Corporation
Limited                             PLC

Prudential        United            Publicly            Financial
Corporation       Kingdom           Traded              Institution
PLC

Prudential        England and       100%                Holding
One Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Two Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Three Limited     Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

SII               Wisconsin         100%                Broker/Dealer
Investments,                        National
Inc.                                Planning
                                    Holdings, Inc.

Trust Centers     North Dakota      100% IFC Holdings,  Trust Company
of America                          Inc.

Item 27.  Not applicable.

Item 28.  Indemnification

     Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

     (a) Jackson National Life Distributors, Inc. acts as general distributor for the Jackson National Separate Account - I. Jackson National Life Distributors, Inc. also acts as general distributor for the Jackson National Separate Account III, the Jackson National Separate Account V, the Jackson National Separate Account VI, the JNLNY Separate Account I and the JNLNY Separate Account II.

     (b) Directors and Officers of Jackson National Life Distributors, Inc.:

         Name and                           Positions and Offices
         Business Address                   with Underwriter

         Michael A. Wells                   Director
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Clark Manning                      Director
         1 Corporate Way
         Lansing, Michigan 48951

         Andrew B. Hopping                  Director, Vice President,  Treasurer
         1 Corporate Way                    and Chief Financial Officer
         Lansing, MI  48951

         Clifford J. Jack                   President and Chief
         401 Wilshire Blvd.                 Executive Officer
         Suite 1200
         Santa Monica, California 90401

         Mark D. Nerud                      Chief Operating Officer,
         225 West Wacker Drive              Vice President and Assistant
         Suite 1200                         Treasurer
         Chicago, IL 60606

         Pam Aurbach                        Vice President - Index Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Kendall Best                       Vice President - Strategic
         401 Wilshire Boulevard             Relations
         Suite 1200
         Santa Monica, CA 90401

         Sean P. Blowers                    Vice President - Thrift
         401 Wilshire Boulevard             Products and Fixed Products
         Suite 1200
         Santa Monica, CA 90401

         Barry L. Bulakites                 Senior Vice President -
         401 Wilshire Blvd.                 Divisional Director
         Suite 1200
         Santa Monica, CA 90401

         Tori Bullen                        Vice President - Institutional
         401 Wilshire Boulevard             Marketing Group
         Suite 1200
         Santa Monica, CA 90401

         Scott Coomes                       Vice President - Life Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Stephanee Maxwell                  Vice President - Marketing
         401 Wilshire Boulevard             Communications (Registered Products)
         Suite 1200
         Santa Monica, CA 90401

         Michael McGlothlin                 Vice President
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Christine A. Pierce-Tucker         Senior Vice President -
         401 Wilshire Boulevard             Variable Products
         Suite 1200
         Santa Monica, CA 90401

         Stephen J. Pilger                  Vice President - Key Accounts
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Bradley J. Powell                  Vice President - Institutional
         1 Corporate Way                    Marketing Group
         Lansing, Michigan 48951

         Gregory B. Salsbury                Executive Vice President -
         401 Wilshire Blvd.                 Resource Development
         Suite 1200
         Santa Monica, CA 90401

         James L. Simon                     Director of Compliance
         1 Corporate Way                    and Secretary
         Lansing, Michigan 48951

         Phil Wright                        Vice President - Marketing
         401 Wilshire Boulevard             Communications (Guaranteed Products)
         Suite 1200
         Santa Monica, CA 90401

         Scott Yessner                      Vice President - Business Solutions
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         (c)


                      Net Under      Compensation
                      -writing       on
                      Discounts      Redemption
Name of Principal     and            or Annuiti       Brokerage
Underwriter           Commissions    -zation          Commissions   Compensation
-----------           -----------    -------          -----------   ------------

Jackson
National Life          Not            Not             Not           Not
Distributors, Inc.     Applicable     Applicable      Applicable    Applicable

Item 30. Location of Accounts and Records

                  Jackson National Life Insurance Company
                  1 Corporate Way
                  Lansing, Michigan 48951

                  Jackson National Life Insurance Company
                  Institutional Marketing Group Service Center
                  1 Corporate Way
                  Lansing, Michigan 48951

                  Jackson National Life Insurance Company
                  8055 East Tufts Ave., Second Floor
                  Denver, Colorado 80237

                  Jackson National Life Insurance Company
                  225 West Wacker Drive, Suite 1200
                  Chicago, IL  60606

Item 31. Management Services

                  Not Applicable

Item 32. Undertakings and Representations

                 a. Jackson National Life Insurance Company hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
          (16) months old for so long as payment under the variable annuity contracts may be accepted.

                 b. Jackson National Life Insurance Company hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                 c. Jackson National Life Insurance Company hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

           d. Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred,and the risks assumed by Jackson National Life Insurance Company.

           e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b)of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon,and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS
         Section 403(b)(11).

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment and has caused this Post-Effective Amendment to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 19th day of December, 2001.

                           Jackson National Separate Account - I
                                  (Registrant)

                           By:  Jackson National Life Insurance Company

                           By: _____/s/ Andrew B. Hopping____________*
                                    Andrew B. Hopping
                                    Executive Vice President -
                                    Chief Financial Officer and Director

                           Jackson National Life Insurance Company
                                    (Depositor)

                           By: ______/s/ Andrew B. Hopping____________*
                                     Andrew B. Hopping
                                     Executive Vice President -
                                     Chief Financial Officer and Director

         As required by the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Clark P. Manning
-----------------------------------*                           December 19, 2001
Clark P. Manning, President, Chief                             -----------------
Executive Officer and Director

/s/ Michael A. Wells
-----------------------------------*                           December 19, 2001
Michael A. Wells, Director                                     -----------------

/s/ Andrew B. Hopping
-----------------------------------*                           December 19, 2001
Andrew B. Hopping, Executive Vice President -                  -----------------
Chief Financial Officer and Director

/s/ Robert A. Fritts
-----------------------------------*                           December 19, 2001
Robert A. Fritts, Vice President                               -----------------
and Comptroller - Financial Operations

/s/ Thomas J. Meyer                                            December 19, 2001
--------------------------------------------------             -----------------
* Thomas J. Meyer, Senior Vice President, Secretary,
General Counsel and Attorney-in-Fact

                                  EXHIBIT LIST

Exhibit
No.       Description


4.b.     Specimen of Tax Sheltered Annuity Endorsement, attached hereto as
         EX-99.4b.

c.       Specimen of Retirement Plan Endorsement, attached hereto as EX-99.4c.

d. Specimen of Individual Retirement Annuity Endorsement, attached hereto as EX-99.4d.

e.       Specimen of Roth IRA Endorsement, attached hereto as EX-99.4e.

q. Speciman of Preselected Death Benefit Option Election Endorsement, attached hereto as EX-99.4q.

9.       Opinion and Consent of Counsel, attached hereto as EX-9.

10.      Consent of Independent Accountants, attached hereto as EX-10.

14.      Power of Attorney, attached hereto as EX-14.